As filed with the Securities and Exchange Commission on November 2, 2007
Registration No. 333-146787

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UROPLASTY, INC.
(Exact Name of Registrant as specified in its charter)

Minnesota	3841	41-1719250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5420 Feltl Road
Minnetonka, Minnesota 55343
Telephone: (952) 426-6140
(Address, including zip code and telephone number,
including area code, of Registrant’s principal executive offices)

David B. Kaysen
President and Chief Executive Officer
5420 Feltl Road
Minnetonka, Minnesota 55343
Telephone: (952) 426-6140
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Jeffrey C. Robbins, Esq.	W. Morgan Burns, Esq.
Messerli & Kramer P.A.	Jonathan R. Zimmerman, Esq.
150 South Fifth Street, Suite 1800	Faegre & Benson LLP
Minneapolis, Minnesota 55402	2200 Wells Fargo Center
Telephone: (612) 672-3600	90 South Seventh Street
Facsimile: (612) 672-3777	Minneapolis, Minnesota. 55402-3901
Telephone: (612) 766-7000
Facsimile: (612) 766-1600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum
Title of Each Class of Securities to	to be	Offering Price	Aggregate Offering	Amount of
be Registered	Registered	Per Share	Price	Registration Fee
Common Stock, par value $0.01 per share	3,450,000	$3.70(1)	$12,765,000(1)	$392(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low prices reported on AMEX on October 31, 2007.

(2)	$353.05 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 2, 2007

PROSPECTUS

3,000,000 SHARES

Common Stock

We are selling 3,000,000 shares of common stock. Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On November 1, 2007, the closing price of our common stock on the American Stock Exchange was $4.13 per share.

This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 5 to read about factors you should consider before buying shares of the common stock.

	Per Share	Total

Public offering price	$	$
Underwriting commission	$	$
Proceeds to Uroplasty before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock to purchasers on or about          , 2007.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Craig-Hallum Capital Group	Noble International Investments, Inc.

Prospectus dated          , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of any sale of shares.

PROSPECTUS SUMMARY

This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus. In particular, you should read the section entitled “Risk Factors” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus.

Overview

We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our primary focus is the commercialization of our Urgent PC® system, which we believe is the only FDA-approved non-surgical neurostimulation therapy for the treatment of overactive bladder symptoms. We also offer Macroplastique® Implants, a bulking agent for the treatment of urinary incontinence. We believe that physicians prefer our products because they offer an effective therapy for the patient, can be administered in office-based settings and, with reimbursement in place, provide the physicians a new profitable recurring revenue stream. We believe that patients prefer our products because they are non-surgical treatment alternatives that do not have the side effects associated with pharmaceutical treatment options.

Market

The field of neurostimulation, a form of therapy in which a low-voltage electrical current is used to treat medical conditions affecting parts of the nervous system, has grown dramatically in recent years. According to Medtech Insight, the U.S. market for neurostimulation devices is expected to grow from approximately $628 million in 2006 to approximately $2 billion in 2012, representing a compound annual growth rate in excess of 20%. FDA-approved neurostimulation devices are currently utilized to treat a range of indications, including voiding dysfunctions, chronic pain, epilepsy, essential tremor, Parkinson’s disease, hearing loss and depression. These devices are implanted in the body or used in a non-invasive manner to stimulate different parts of the nervous system, including the spinal cord, sacral nerves and vagus nerve, among other areas. We believe the neurostimulation market represents a significant opportunity for us in the treatment of overactive bladder symptoms.

Voiding dysfunctions affect urinary control and can result in uncontrolled bladder sensations (overactive bladder) or unwanted leakage (urinary incontinence). Overactive bladder (OAB) is a prevalent and challenging urologic problem affecting an estimated 34 million Americans. The Agency for Health Care Policy and Research (AHCPR), a division of the Public Health Service, U.S. Department of Health and Human Services, estimates that urinary incontinence affects about 13 million people in the United States, of which 85% (11 million) are women. AHCPR estimates the total cost of treating incontinence (management and curative approaches) of all types in the United States is $16 billion. Historically, only a small percentage of the patients suffering from these disorders have sought treatment. In recent years, however, the number of people seeking treatment has grown as a result of the publicity associated with new minimally invasive treatment alternatives.

When patients seek treatment, physicians generally assess the severity of the symptoms as mild, moderate or severe. Regardless of the degree of severity, however, patients will often consider drug therapy and minimally invasive treatment first. We believe that our company is uniquely positioned because we offer office-based, minimally invasive solutions.

Our Strategy

Our goal is to become the leading provider of non-surgical neurostimulation solutions for patients who suffer from OAB symptoms. We also plan to market other innovative products to physicians focused on office-based procedures for the treatment of urinary incontinence. We believe that, with our Urgent PC and Macroplastique products, we will increasingly garner the attention of key physicians, our independent sales representatives and distributors to grow revenue. The key elements of our strategy are to:

•	Educate physicians about the benefits of our Urgent PC neurostimulation system.

•	Build patient awareness of office-based solutions

•	Focus on office-based solutions for physicians.

•	Increase market coverage in the United States sales and internationally.

•	Develop, acquire or license new products.

Our Products

The Urgent PC neurostimulation system is a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. The Urgent PC system uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We have received regulatory approvals for sale of the Urgent PC system in the United States, Canada and Europe. We launched sales of our second generation Urgent PC system in late 2006.

Macroplastique is a minimally invasive, implantable soft tissue bulking product for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the FDA pre-market approval for the use of Macroplastique to treat female stress incontinence. We began marketing this product in the United States in early 2007.

Sales and Marketing

We are focusing our sales and marketing efforts primarily on office-based and outpatient surgery-based urologists, urogynecologists and gynecologists with significant patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we have expanded our sales organization, consisting of direct field sales personnel and independent sales representatives, marketing organization and reimbursement department to market our products directly to our customers. By expanding our United Sates presence, we intend to develop long-standing relationships with leading physicians treating overactive bladder symptoms and incontinence.

Corporate Information

Our company was incorporated in Minnesota in 1992. Our headquarters are located at 5420 Feltl Road, Minnetonka, Minnesota, 55343. Our telephone number is (952) 426-6140. We maintain a web site at www.uroplasty.com. Information contained on our web site is not part of this prospectus.

Urgent® PC, Macroplastique®, Bioplastique®, PTQ®, VOX® and I-Stoptm are trademarks we own or license. This prospectus also refers to trademarks and tradenames of other organizations.

The Offering

Common stock offered:	3,000,000 shares

Common stock outstanding before offering:	13,450,140 shares as of October 5, 2007

Common stock to be outstanding after offering:	16,450,140 shares

Overallotment option:	450,000 shares

Use of proceeds:	We expect to use the net proceeds from this offering to expand our sales and marketing organization in the United States, to conduct clinical studies to support our marketing efforts and for working capital purposes. Our management will have broad discretion in determining the specific timing and uses of the offering proceeds.

Risk factors:	Our business is subject to a number of risks which you should consider before investing in our company. For a discussion of the significant risks associated with our business, please read the section entitled “Risk Factors” beginning on page 5.

Trading symbol:	Our common stock is traded on the American Stock Exchange under the symbol “UPI.”

The number of shares of common stock outstanding as of October 5, 2007 and to be outstanding after this offering exclude:

•	2,033,100 shares of common stock subject to outstanding options, at a weighted average exercise price of $4.01 per share;

•	2,116,478 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $3.81 per share; and

•	529,500 shares of common stock reserved for issuance under our 2006 Stock and Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ overallotment option, and that 3,000,000 shares will be sold at $4.13 per share (the closing sale price of our common stock on the American Stock Exchange on November 1, 2007) in this offering. The actual public offering price per share may be higher or lower than $4.13.

Summary Financial Data

The following tables present our summary consolidated financial data for our fiscal years ended March 31, 2007 and 2006, which have been derived from our audited consolidated financial statements. The financial data for our six months ended September 30, 2007 and 2006 have been derived from our unaudited consolidated financial statements which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended March 31,		Six Months Ended September 30,
	2006	2007	2006	2007
			(Unaudited)

Consolidated Statements of Operations Data:
Net sales	$6,142,612	$8,311,001	$3,524,980	$5,988,217
Cost of goods sold	1,837,716	2,590,535	1,008,372	1,263,253

Gross profit	4,304,896	5,720,466	2,516,608	4,724,964

Operating expenses:
General and administrative	2,856,486	3,095,989	1,658,287	1,955,806
Research and development	3,324,201	2,276,526	1,333,363	933,122
Selling and marketing	3,399,896	5,216,765	2,536,283	3,607,372
Amortization of intangibles	102,496	103,511	53,112	423,003

Total operating expenses	9,683,079	10,692,791	5,581,045	6,919,303

Operating loss	(5,378,183)	(4,972,325)	(3,064,437)	(2,194,339)
Other income (expense)	788,597	141,771	(317,781)	106,952

Loss before income taxes	(4,589,586)	(4,830,554)	(3,382,218)	(2,087,387)
Income tax expense (benefit)	(46,873)	146,336	17,911	137,940

Net loss	$(4,542,713)	$(4,976,890)	$(3,400,129)	$(2,225,327)

Basic and diluted net loss per common share	$(0.67)	$(0.58)	$(0.46)	$(0.17)
Basic and diluted weighted average common shares	6,746,412	8,591,454	7,376,900	13,162,862

	March 31,		September 30,
	2006	2007	2007
			(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,563,433	$3,763,702	$3,309,747
Short-term investments	1,137,647	3,000,000	2,400,000
Net working capital	2,667,053	7,207,175	6,529,958
Property, plant and equipment, net	1,079,438	1,431,749	1,510,722
Total assets	6,401,244	11,046,444	14,961,804
Long-term debt, less current maturities	389,241	427,382	413,064
Shareholders’ equity	3,407,050	7,803,047	11,842,886

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this prospectus before purchasing our common stock. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Company and Industry

We continue to incur losses and may never reach profitability.

We have incurred net losses in each of the last five fiscal years. As of September 30, 2007, we had an accumulated deficit of approximately $18.2 million primarily as a result of costs relating to the development, including seeking regulatory approvals, and commercialization of our products. We expect our operating expenses relating to sales and marketing activities, product development and clinical trials, including for FDA-mandated post-market clinical study for our Macroplastique product will continue to increase during the foreseeable future. To achieve profitability, we must generate substantially more revenue than we have in prior years. Our ability to achieve significant revenue growth will depend, in large part, on our ability to achieve widespread market acceptance for our products and successfully expand our business in the U.S., which we cannot guarantee will happen. We may never realize sufficient revenue from the sale of our products to be profitable.

If we are not able to attract, retain and motivate our sales force and expand our distribution channels, our sales and revenues will suffer.

In the U.S., we have a sales organization consisting of direct sales personnel and a network of independent sales representatives. In the United Kingdom, we have direct sales personnel. Our marketing organization supports our U.S. and U.K. sales and international distributor organizations. We anticipate continuing to expand our sales and marketing organization, as needed to support our growth. We have and will continue to incur significant additional expenses to support this organization. We may not be able to recruit, train, motivate or retain qualified sales and marketing personnel or independent sales representatives. Our ability to increase product sales in the U.S. will largely depend upon our ability to develop and maintain the sales organization. Outside of the U.S. and the U.K., we sell our products primarily through a network of independent distributors. Our ability to increase product sales in foreign markets will largely depend on our ability to develop and maintain relationships with our existing and additional distributors. We may not be able to retain distributors who are willing to commit the necessary resources to market and sell our products to the level of our expectations. Failure to expand our distribution channels or to recruit, retain and motivate qualified personnel could have a material adverse effect on our product sales and revenues.

We are unable to predict how quickly or how broadly the market will accept our products. If demand for our products fails to develop as we expect, our revenues may decline or we may be unable to increase our revenues and be profitable.

Our failure to achieve sufficient market acceptance of our products in the U.S., particularly for the Urgent PC system, will limit our ability to generate revenue and be profitable. Market acceptance of our products will depend on our ability to demonstrate the safety, clinical efficacy, perceived benefits, cost-effectiveness and third party reimburseability of our products compared to products or treatment options of our competitors, and to train physicians in the proper application of our products. We cannot assure you that we will be successful in educating the marketplace about the benefits of using our products. Even if customers accept our products, this acceptance may not translate into sales if our competitors have developed similar products that our customers prefer. Furthermore, if our products do not achieve increasing market acceptance in the U.S. and internationally, our revenues may decline or we may be unable to increase our revenues and be profitable.

To date, we have been primarily dependent on sales of one product line and our business may suffer if sales of this product line decline.

To date, we have been dependent on sales of our products that contain our Macroplastique bulking agent. Our Macroplastique product line accounted for 51% and 67%, respectively, of total net sales during fiscal 2007 and 2006. If demand for our Macroplastique products declines, our revenues and business prospects may suffer.

We may require additional financing in the future which may not be available to us when required, or may be available only on unfavorable terms.

Our future liquidity and capital requirements will depend on numerous factors including: the timing and cost involved in manufacturing scale-up and in expanding our sales, marketing and distribution capabilities in the United States markets; the cost and effectiveness of our marketing and sales efforts with respect to our existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting our proprietary rights. Because we have yet to achieve profitability and generate positive cash flows, we may need to raise additional financing to support our operations and planned growth activities in the future. Any equity financing could substantially dilute your equity interests in our company and any debt financing could impose significant financial and operational restrictions on us. There can be no guarantee that we will be successful, as we currently have no committed sources of, or other arrangements with respect to, additional equity or debt financing. We cannot assure you that we will obtain additional financing on acceptable terms, or at all.

The size and resources of our competitors may allow them to compete more effectively than we can, which could adversely affect our potential profitability.

Our products compete against similar medical devices and other treatment methods, including drugs, for treating voiding dysfunctions. Many of our competitors have significantly greater financial, research and development, manufacturing and marketing resources than we have. Our competitors could use these resources to develop or acquire products that are safer, more effective, less invasive, less expensive or more readily accepted than our products. Their products could make our technology and products obsolete or noncompetitive. Our competitors could also devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. If we are not able to compete effectively, then we may not be profitable.

Our products and facilities are subject to extensive regulation, with which compliance is costly and which exposes us to penalties for non-compliance.

The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain regulatory approval or clearance before we can market our products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring our products to market. We cannot assure you that we will obtain approval for any future products or that we will maintain approval to sell any of our existing products. Any failure to obtain or retain regulatory approvals or clearances could prevent us from successfully marketing our products, which could adversely affect our business and results of operations. Our failure to comply with applicable regulatory requirements could result in governmental agencies:

•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	enforcing operating restrictions;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.

If any or all of the foregoing were to occur, we may not be able to meet the demands of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business and results of operations.

Even if we receive regulatory approval or clearance of a product, the approval or clearance could limit the uses for which we may label and promote the product, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by FDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.

If additional regulatory requirements are implemented in the foreign countries in which we sell our products, the cost of developing or selling our products may increase. In addition, we may rely on our distributors outside the United States in seeking regulatory approval to market our devices in particular countries. To the extent we do so, we are dependent on persons outside of our direct control to make regulatory submissions and secure approvals, and we do or will not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If our distributors fail to obtain the required approvals or do not do so in a timely manner, our revenues from our international operations and our results of operations may be adversely affected.

In addition, our business and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

The marketing of our products requires a significant amount of time and expense and we may not have the resources to successfully market our products, which would adversely affect our business and results of operations.

The marketing of our products requires a significant amount of time and expense in order to identify the physicians who may use our products, invest in training and education and employ a sales force that is large enough to interact with the targeted physicians. We may not have adequate resources to market our products successfully against larger competitors who have more resources than we do. If we cannot market our products successfully, our business and results of operations would be adversely affected.

If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product.

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties;

•	cause us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, if feasible;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to us or at all;

•	divert the attention of our management; and/or

•	result in our customers or potential customers deferring or limiting their purchases or use of the affected products until resolution of the litigation.

In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.

If we are unable to adequately protect our intellectual property rights, we may not be able to compete effectively and we may not be profitable.

Our success depends in part on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of trademark laws and confidentiality, noncompetition and other contractual arrangements to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and patent applications, if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Our patents, if challenged or if we attempt to enforce them, may not necessarily be upheld by the courts of any jurisdiction. In addition, patent protection in foreign countries may be different from patent protection under U.S. laws and may not be favorable to us. As a result, we may not be able to compete effectively.

We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all of our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent products or processes or otherwise gain access to our unpatented proprietary technology. We attempt to protect our trade secrets and other unpatented proprietary technology through the use of confidentiality and noncompetition agreements with our current key employees and with other parties to whom we have divulged trade secrets. However, these agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event competitors discover or independently develop similar proprietary information.

Product liability claims could adversely affect our business and results of operations.

The manufacture and sale of medical devices exposes us to significant risk of product liability claims, some of which may have a negative impact on our business. Our existing products were developed relatively recently and defects or risks that we have not yet identified may give rise to product liability claims. Our existing $2 million of worldwide product liability insurance coverage would likely be inadequate to protect us from any liabilities we may incur or we may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage and it is ultimately determined that we are liable, our business could suffer. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. A recall of any of our products likely would be costly, would be uninsured and could also result in increased product liability claims. Further, while we train our physician customers on the proper usage of our products, we cannot ensure that they will implement our instructions accurately. If our products are used incorrectly by our customers, injury may result and this could give rise to product liability claims against us. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may divert management’s attention from other matters and may have a negative impact on our business and our results of operations.

If we are not able to successfully scale-up production of our products, our sales and revenues will suffer.

In order to commercialize our products in the United States and international markets, we need to be able to produce, or subcontract the production of, our products in a cost-effective way on a large scale to meet demand, while maintaining high standards for quality and reliability. If we fail to successfully commercialize our products, we will not be profitable.

We may experience manufacturing and control problems as we continue to scale-up our manufacturing operations, and we may not be able to scale-up manufacturing in a timely manner or at a reasonable cost to enable production in sufficient quantities. If we experience any of these problems, we may not be able to have our products manufactured and delivered in a timely manner.

The loss or interruption of products or materials from any of our key suppliers could slow down the manufacture and distribution of our products, which would limit our ability to generate sales and revenues.

We currently purchase several products, and key materials used in our products, from single source suppliers. Our reliance on a limited number of suppliers subjects us to several risks, including an inability to obtain an adequate supply of required products and materials, price increases, untimely delivery and difficulties in qualifying alternative suppliers. We cannot be sure that acceptable alternative arrangements could be made on a timely basis. Additionally, the qualification of materials and processes as a result of a supplier change could be deemed as unacceptable to regulatory authorities and cause delays and increased costs due to additional test requirements. A significant interruption in the supply of products or materials, for any reason, could delay the manufacture and sale of our products, which would limit our ability to generate revenues.

If we are not able to maintain sufficient quality controls, regulatory approvals of our products by the FDA, European Union or other relevant authorities could be delayed or denied and our sales and revenues will suffer.

Approval of our products could be delayed by the FDA, European Union or other related authorities if our manufacturing facilities do not comply with applicable manufacturing requirements. The FDA’s Quality System Regulations impose extensive testing, control, documentation and other quality assurance requirements. Canada and the European Union also impose requirements on quality systems of manufacturers, which are inspected and certified on a periodic basis and may be subject to additional unannounced inspections. Further, our suppliers are also subject to these regulatory requirements. Failure by any of our suppliers or us to comply with these requirements could prevent us from obtaining or retaining approval for and marketing of our products. We cannot assure you that our suppliers’ or our manufacturing facilities will comply with applicable regulatory requirements on a timely basis or at all.

Even with approval to market our products in the United States, European Union and other countries, we must continue to comply with relevant manufacturing and distribution requirements. If violations of applicable requirements are noted during periodic inspections of our manufacturing facilities, we may not be able to continue to market our products and our revenues could be materially adversely affected.

The loss of our key customers could result in a material loss of revenues.

Our two largest customers each accounted for approximately 10% of our net sales in fiscal 2007. During fiscal 2006, the same two customers accounted for approximately 14% and 11% of our net sales. We face the risk that one or both of our key customers may decrease business or terminate relationships with us. If we are unable to replace any decrease in business from these customers, it could result in a material decrease in our revenue. This could adversely affect our results of operations and financial condition.

If we are unable to continue to develop and market new products and technologies, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.

We expect new products to represent a significant component of our future business. We may not be able to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the urinary and fecal incontinence market. If we do not continue to introduce new products and technologies, or if those products and technologies are not accepted, we may not be successful and our business would suffer. Moreover, our clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while our products are still undergoing clinical trials. This could reduce the potential demand for our products and negatively impact our business prospects. Additionally, our competitors’ new products and technologies may beat our products to market, may be more effective or less expensive than our products or render our products obsolete.

We are dependent on the availability of third-party reimbursement for our revenues.

Our success depends on the availability of reimbursement for the cost of our products from third-party payors, such as government health authorities, private health insurance plans and managed care organizations. There is no uniform policy for reimbursement in the United States and foreign countries. As a relatively new therapy, PTNS using the Urgent PC system has not been assigned a reimbursement code unique to the technology. A number of practitioners are using an existing reimbursement code that closely describes the procedure. In addition, Aetna and Blue Cross Blue Shield of Minnesota, Delaware, Northern Virginia, District of Columbia and Maryland have published policies providing coverage for PTNS under an existing reimbursement code. However, we cannot assure you that adequate coverage and reimbursement will be provided for the Urgent PC system in the future by third-party payors. Accordingly, changes in the extent or type of coverage or a reduction in reimbursement rates under any or all third-party reimbursement programs may cause a decline in purchases of our products, which would materially adversely affect the market for our products. Alternatively, we might respond to reduced reimbursement rates by reducing the prices of our products, which could also reduce our revenues.

If physicians do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.

In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy, cost-effectiveness and third party reimburseability of our products compared to products of our competitors, and on training physicians in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of physicians for our products, our sales may decline or we may be unable to increase our sales and profits.

Our business strategy relies on assumptions about the market for our products, which, if incorrect, would adversely affect our business prospects and profitability.

We are focused on the market for minimally invasive therapies used to treat voiding dysfunctions. We believe that the aging of the general population will continue and that these trends will increase the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize. Actual demand for our products could also be affected if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case would adversely affect our business prospects and profitability.

Negative publicity regarding the use of silicone material in medical devices could harm our business and result in a material decrease in revenues.

Macroplastique is comprised of medical grade, heat-vulcanized polydimethylsiloxane, which results in a solid, flexible silicone elastomer. In the early 1990’s, the United States breast implant industry became the subject of significant controversies surrounding the possible effects upon the human body of the use of semi-liquid silicone gel in breast implants, resulting in product liability litigation and leading to the bankruptcy of several companies, including our former parent, Bioplasty, Inc. We use only medical grade solid silicone material in our tissue bulking products and not semi-liquid silicone gel, as was used in breast implants. Negative publicity regarding the use of silicone materials in our products or in other medical devices could have a significant adverse affect on the overall acceptance of our products. We cannot assure you that the use of solid silicone in medical devices implanted in the human body by us and others will not result in negative publicity.

The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations and financial condition.

We still derive a substantial portion of our revenues from customers and operations in international markets. We expect non-United States sales to continue to represent a significant portion of our revenues until we achieve sufficient market acceptance from United States customers of the already FDA-approved products, and in particular the Urgent PC system. The sale and shipping of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, many of the countries in which we sell our products are, to some degree, subject to political, economic and/or social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	political and economic instability;

•	fluctuations in the value of the U.S. dollar relative to foreign currencies;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights; and

•	exposure to different legal and political standards due to our conducting business in approximately 40 countries.

We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact our net sales, results of operations and financial condition. Our international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.

Fluctuations in foreign exchange rates could negatively impact our results of operations.

Because our international sales are denominated primarily in euros, currency fluctuations in countries where we do business may render our products less price competitive than those of competing companies whose sales are denominated in weaker currencies. We report our financial results in U.S. dollars, and fluctuations in the value of either the dollar or the currencies in which we transact business can have a negative impact on our results of operations and financial condition. Consequently, we have exposure to foreign currency exchange risks. We do not hedge any of our foreign currency risk.

Proposals to modify the health care system in the U.S. or other countries could affect the pricing of our products. If we cannot sell our products at the prices we plan to, our margins and profitability could be adversely affected.

Proposals to modify the current health care system in the United States to improve access to health care and control its costs are continually being considered by the federal and state governments. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reform proposals. We cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us if they are adopted. Any spending decreases or other significant changes in government programs such as Medicare could adversely affect the pricing of our products.

Like the United States, foreign countries have considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates. Any reduction in reimbursement rates under United States or foreign health care programs could negatively affect the pricing of our products. If we are not able to charge a sufficient amount for our products, our margins and our profitability will be adversely affected.

If our information systems fail or if we experience an interruption in their operation, our business and results of operations could be adversely affected.

The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting and financial functions, order entry, order fulfillment and inventory replenishment processes, and to maintain our research and development and clinical data. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our management information systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers; and

•	power loss or computer systems, Internet, telecommunications or data network failure.

Any such interruption could adversely affect our business and results of operations.

If we lose the services of our chief executive officer or other key personnel, we may not be able to manage our operations and meet our strategic objectives.

Our future success depends, in large part, on the continued service of our senior management. We have no key person insurance with respect to any of our senior managers, and any loss or interruption of their services could significantly reduce our ability to effectively manage our operations and implement our strategy. Also, we depend on the continued service of key managerial, scientific and technical personnel. Further, we depend on our ability to continue to attract and retain additional highly qualified medical device sales personnel. Any loss or interruption of the services of our other key personnel could also significantly reduce our ability to effectively manage our operations and meet our strategic objectives because we cannot assure you that we would be able to find an appropriate replacement should the need arise.

If we are not able to acquire or license other products, our business and future growth prospects could suffer.

As part of our growth strategy, we intend to acquire or license additional products and product candidates for development and commercialization. The success of this strategy depends upon our ability to identify, select and acquire the right products.

Any product candidate we license or acquire may require additional development efforts prior to sale, including clinical testing and approval by the FDA and other regulatory bodies. Product candidates may fail to receive or experience a significant delay in receiving the necessary approvals. In addition, we cannot assure you that any approved products that we acquire or license will be manufactured economically, successfully commercialized or widely accepted in the marketplace. Other companies, including those with greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates or approved products. We may not be able to acquire or license the right to other products on terms that we find acceptable, or at all.

To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your interest in us. If the price of our common stock is low or volatile, we may not be able to acquire other products or companies for stock. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Even if we complete future acquisitions, our business, financial condition and the results of operations could be negatively affected because:

•	we may be unable to integrate the acquired business successfully and realize anticipated economic, operational and other benefits in a timely manner; and/or

•	the acquisition may disrupt our ongoing business, distract our management and divert our resources.

Risks Relating to Our Common Stock and This Offer

You may be unable to sell the common stock you purchase in this offering.

There is only a limited trading market for our common stock, which is quoted on the AMEX. Transactions in our common stock may lack the volume, liquidity and orderliness necessary to maintain a liquid and active trading market. Accordingly, an investor should consider the potential lack of liquidity before investing in our common stock.

Our stock price may fluctuate and be volatile.

The market price of our common stock may be subject to significant fluctuation due to the following factors, among others:

•	variations in our quarterly financial results;

•	developments regarding regulatory clearances or approvals of our products;

•	market acceptance of our products;

•	the success of our efforts to acquire or license additional products;

•	announcements of new products or technologies by us or our competitors;

•	developments regarding our patents and proprietary rights or those of our competitors;

•	developments in U.S. or international reimbursement systems;

•	changes in accounting standards, policies, guidance or interpretations;

•	sales of substantial amounts of our stock by existing shareholders; and

•	general economic or market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad market fluctuations may cause the price of our common stock to fall abruptly or remain significantly depressed.

Future sales of our common stock in the public market could lower our share price.

The market price of our common stock could decline due to sales by our existing shareholders of a large number of shares of our common stock or the perception that these sales could occur. These sales could also make it more difficult for us to raise capital through the sale of common stock at a time and price we deem appropriate.

We have a significant number of equity instruments outstanding subject to conversion to our common stock. As of October 5, 2007, we had 2,033,100 shares of our common stock subject to outstanding options (of which 1,558,263 are exercisable) and 2,116,478 shares of our common stock subject to outstanding warrants. Further, in April 2007, we issued 1,417,144 shares of our common stock to purchase from CystoMedix, Inc. certain intellectual property assets related to the Urgent PC system. The shares issued to CystoMedix will become eligible for public resale beginning in April 2008.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement management attestation requirements relating to internal controls and all other aspects of Section 404 by our March 31, 2008 deadline and auditor attestation requirements by March 31, 2009, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner. Further, if we acquire any company in the future, we may incur substantial additional costs to bring the acquired company’s systems into compliance with Section 404.

Our corporate documents and Minnesota law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our articles of incorporation may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our articles of incorporation provide for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 302A.673 of the Minnesota Business Corporation Act. Under these provisions, if anyone becomes an “interested shareholder,” we may not enter into a “business combination” with that person for four years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 302A.673, “interested shareholder” means, generally, someone owning 10% or more of our outstanding voting stock or an affiliate of ours that owned 10% or more of our outstanding voting stock during the past four years, subject to certain exceptions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts are forward-looking statements, including statements regarding our future financial position, business strategy, and plans and objectives for future operations and products. The words “may,” “will,” “believe,” “expect,” “estimate,” “continue,” “anticipate,” “intend” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, business operations and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:

•	the highly competitive nature of the markets in which we sell our products;

•	regulatory hurdles that may prevent, delay or make more expensive our introduction of products;

•	the failure to continue developing innovative products;

•	the loss of our customers;

•	increases in prices for raw materials or the loss of key supplier contracts;

•	employee slowdowns, strikes or similar actions;

•	product liability claims exposure;

•	risks in connection with our operations outside the United States;

•	conditions and changes in the medical device industry generally;

•	the failure in protecting our intellectual property;

•	exposure to competitors’ assertions of intellectual property claims;

•	the failure to retain senior management or replace lost senior management;

•	changes in U.S. generally accepted accounting principles;

•	changes in general economic and business conditions;

•	changes in currency exchange rates and interest rates;

•	introduction of competing products;

•	lack of acceptance of new products;

•	competitive pressures on the transactional sales and margins, and competition from new market participants for our sales;

•	adverse changes in applicable laws or regulations;

•	the incurrence of additional debt, contingent liabilities and expenses in connection with future acquisitions;

•	the failure to integrate effectively newly acquired operations; and

•	the absence of expected returns from the amount of intangible assets we have recorded.

We believe that the above factors are important, but not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update any of the forward-looking statements, except as may be required under federal securities laws.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $11.4 million (or $13.2 million if the underwriters’ over-allotment option is exercised in full), based on an assumed offering price of $4.13 per share (the closing sale price of our common stock on the American Stock Exchange on November 1, 2007), after deducting the underwriting commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily to expand our sales and marketing organization in the United States, to conduct clinical studies to support our marketing efforts and for working capital purposes. We have not made a specific allocation for the use of the net proceeds, and we will have broad discretion in determining the specific timing and use of any offering proceeds. The exact amount and timing of our expenditures will depend on several factors, including the amount of proceeds raised in this offering. Investors will be relying on the judgment of our management regarding the application of the net proceeds in this offering.

Until we use our net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing instruments or securities.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the American Stock Exchange under the symbol “UPI” since October 3, 2005. On November 1, 2007, the closing price of our common stock on the American Stock Exchange was $4.13 per share. Previously, our common stock was quoted on the OTC Bulletin Board under the symbol “UPST.OB.”

The following table sets forth the high and low closing prices for our common stock as reported on the American Stock Exchange and the high and low bid prices for our common stock as reported by the OTC Bulletin Board, as applicable, for the periods indicated. The OTC quotations represent interdealer prices, without retail markup, mark down or commission, and do not necessarily represent actual transactions.

Fiscal Year 2008	Low	High

April 1 — June 30, 2007	$3.20	$5.00
July 1 — September 30, 2007	$3.70	$4.50
October 1 — October 31, 2007	$3.57	$4.26

Fiscal Year 2007	Low	High

April 1 — June 30, 2006	$1.70	$2.60
July 1 — September 30, 2006	$1.62	$3.80
October 1 — December 31, 2006	$2.05	$3.40
January 1 — March 31, 2007	$2.36	$3.48

Fiscal Year 2006	Low	High

April 1 — June 30, 2005	$3.91	$4.90
July 1 — September 30, 2005	$2.60	$5.80
October 1 — December 31, 2005	$2.60	$3.80
January 1 — March 31, 2006	$2.30	$3.14

As of October 5, 2007, we had 512 holders of record of our common stock. Record ownership includes nominees who may hold securities on behalf of multiple beneficial owners.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, for the development and expansion of our business.

SELECTED FINANCIAL DATA

The following tables present our summary consolidated financial data for our fiscal years ended March 31, 2007 and 2006, which have been derived from our audited consolidated financial statements. The financial data for our six months ended September 30, 2007 and 2006 have been derived from our unaudited consolidated financial statements which, in management’s opinion, have been prepared on the same basis as the audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Fiscal Year Ended March 31,		Six Months Ended September 30,
	2006	2007	2006	2007
			(Unaudited)

Consolidated Statements of Operations Data:
Net sales	$6,142,612	$8,311,001	$3,524,980	$5,988,217
Cost of goods sold	1,837,716	2,590,535	1,008,372	1,263,253

Gross profit	4,304,896	5,720,466	2,516,608	4,724,964

Operating expenses:
General and administrative	2,856,486	3,095,989	1,658,287	1,955,806
Research and development	3,324,201	2,276,526	1,333,363	933,122
Selling and marketing	3,399,896	5,216,765	2,536,283	3,607,372
Amortization of intangibles	102,496	103,511	53,112	423,003

Total operating expenses	9,683,079	10,692,791	5,581,045	6,919,303

Operating loss	(5,378,183)	(4,972,325)	(3,064,437)	(2,194,339)
Other income (expense)	788,597	141,771	(317,781)	106,952

Loss before income taxes	(4,589,586)	(4,830,554)	(3,382,218)	(2,087,387)
Income tax expense (benefit)	(46,873)	146,336	17,911	137,940

Net loss	$(4,542,713)	$(4,976,890)	$(3,400,129)	$(2,225,327)

Basic and diluted net loss per common share	$(0.67)	$(0.58)	$(0.46)	$(0.17)
Basic and diluted weighted average common shares	6,746,412	8,591,454	7,376,900	13,162,862

	March 31,		September 30,
	2006	2007	2007
			(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,563,433	$3,763,702	$3,309,747
Short-term investments	1,137,647	3,000,000	2,400,000
Net working capital	2,667,053	7,207,175	6,529,958
Property, plant and equipment, net	1,079,438	1,431,749	1,510,722
Total assets	6,401,244	11,046,444	14,961,804
Long-term debt, less current maturities	389,241	427,382	413,064
Shareholders’ equity	3,407,050	7,803,047	11,842,886

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and the results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those suggested by our forward-looking statements due to various reasons, including those discussed in the section entitled “Risk Factors.”

Overview

We are a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions. Our primary focus is the commercialization of our Urgent PC system, which we believe is the only FDA-approved non-surgical neurostimulation therapy for the treatment of overactive bladder symptoms. We also offer Macroplastique, a bulking agent for the treatment of urinary incontinence. We believe that physicians prefer our products because they offer an effective therapy for the patient, can be administered in office-based settings and, with reimbursement in place, provide the physicians a new profitable recurring revenue stream. We believe that patients prefer our products because they are non-surgical treatment alternatives that do not have the side effects associated with pharmaceutical treatment options.

Strategy

Our goal is to become the leading provider of non-surgical neurostimulation solutions for patients who suffer from OAB symptoms. We also plan to market other innovative products to physicians focused on office-based procedures for the treatment of urinary incontinence. We believe that, with our Urgent PC and Macroplastique products, we will increasingly garner the attention of key physicians, independent sales representatives and distributors to grow revenue. The key elements of our strategy are to:

•	Educate physicians about the benefits of Urgent PC.

•	Build patient awareness of office-based solutions.

•	Focus on office-based solutions for physicians

•	Increase market coverage in the United States and internationally.

•	Develop, license or acquire new products.

Our Products

The Urgent PC neurostimulation system is a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. The treatment can be administered by qualified office-based staff under the supervision of a physician. The system uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We received regulatory approvals for sale of the Urgent PC system in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we have launched the Urgent PC system for sale in those markets. We launched our second generation Urgent PC system in late 2006.

Macroplastique is a minimally invasive, implantable soft tissue bulking product for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the FDA pre-market approval for the use of Macroplastique to treat female stress incontinence. We began marketing this product in the United States in early 2007.

Sales and Marketing

We are focusing our sales and marketing efforts primarily on office-based and outpatient surgery-based urologists, urogynecologists and gynecologists with significant patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we have expanded our sales organization, consisting of direct field sales and independent sales representatives, marketing organization and reimbursement department to market our products directly to our customers. By expanding our United Sates presence, we intend to develop long-standing relationships with leading physicians treating overactive bladder symptoms and incontinence.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require us to make estimates and assumptions in certain circumstances that affect amounts reported. In preparing our consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe that of our significant accounting policies, the following are particularly important to the portrayal of our results of operations and financial position. They may require the application of a higher level of judgment by our management, and as a result are subject to an inherent degree of uncertainty.

Revenue Recognition.  The SEC’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We believe our revenue recognition policies comply with SAB 104. We market and distribute our products primarily through our direct and independent sales organization in the United States and the United Kingdom, and primarily through distributors in our other markets. We recognize revenue upon shipment of product to our distributors and direct customers. We have no customer acceptance provisions or installation obligations. Our sales terms to our distributors and customers provide no right of return outside of our standard warranty, and payment terms consistent with industry standards apply. Sales terms and pricing to our distributors are governed by the respective distribution agreements. Our distribution partners purchase our products to meet sales demand of their end-user customers as well as to fulfill their internal requirements associated with the sales process and, if applicable, contractual purchase requirements under the respective distribution agreements. Internal and other requirements include purchases of products for training, demonstration and evaluation purposes, clinical evaluations, product support, establishing inventories, and meeting minimum purchase commitments. As a result, the level of our net sales during any period is not necessarily indicative of our distributors’ sales to end-user customers during that period, which we estimate are not substantially different than our sales to those distributors in each of the last two years. Our distributors’ level of inventories of our products, their sales to end-user customers and their internal product requirements may impact our future revenue growth.

Accounts Receivable.  We carry our accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. We determine the allowance for doubtful accounts based on customer financial health, and both historical and expected credit loss experience. We write off our accounts receivable when we deem them uncollectible. We record recoveries of accounts receivable previously written off when received.

Inventories.  We state inventories at the lower of cost or market using the first-in, first-out method. We provide lower of cost or market reserves for slow moving and obsolete inventories based upon current and expected future product sales and the expected impact of product transitions or modifications. While we expect our sales to grow, a reduction in sales could reduce the demand for our products and may require additional inventory reserves.

Foreign Currency Translation/Transactions.  The financial statements of our foreign subsidiaries were translated in accordance with the provisions of SFAS No. 52 “Foreign Currency Translation.” Under

this Statement, we translate all assets and liabilities using period-end exchange rates, and we translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in the statement of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates, resulting in an increase in the volatility of our consolidated statements of operations. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.

Impairment of Long-Lived Assets.  Long-lived assets at June 30, 2007 consist of property, plant and equipment and intangible assets. We review our long-lived assets for impairment whenever events or business circumstances indicate that the carrying amount of an asset may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. If we consider such assets impaired, we measure the impairment to be recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.

Share-Based Compensation.  In December 2004, the Financial Accounting Standards Board, or FASB, published Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires that we recognize the compensation cost relating to share-based payment transactions, including grants of employee stock options, in our financial statements, based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements, including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

SFAS 123(R) requires us to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period we require our employee to provide services for the award. We adopted FAS 123(R) on April 1, 2006 using the modified prospective transition method. We calculated the pro forma compensation costs presented previously and in our prior filings using a Black-Scholes option pricing model.

Defined Benefit Pension Plans.  We have a liability attributed to defined benefit pension plans we offered to certain former and current employees prior to April 2005. We pay premiums to an insurance company to fund annuities and are responsible for funding additional annuities based on continued service and future salary increases for these employees’ pension benefit. The liability is dependent upon numerous factors, assumptions and estimates, and the continued benefit costs we incur may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. In addition, changes made to the provisions of the plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs on the income statement, but are recognized in future years over the remaining average service period of plan participants.

Income Taxes.  We recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates we expect to apply to taxable income in the years in which we expect to recover or settle those temporary differences. As of March 31, 2007, we had generated approximately $18 million in U.S. net operating loss carryforwards that we cannot use to offset taxable income in foreign jurisdictions. We recognize a valuation allowance when we determine it is more likely than not that we will not realize all or a portion of our deferred tax assets. We have established a valuation allowance for United States and certain foreign deferred tax assets due to the uncertainty that we will generate enough income in those taxing jurisdictions to utilize the assets.

In addition, future utilization of NOL carryforwards is subject to certain limitations under Section 382 of the Internal Revenue Code. This section generally relates to a 50 percent change in ownership of a company over a three-year period. We believe that the issuance of our common stock in prior public offerings and stock issuances has resulted in an “ownership change” under Section 382. Accordingly, our ability to use NOL tax attributes generated prior to December 2006 will likely be limited.

Results of Operations

Six Months Ended September 30, 2007 Compared to Six Months Ended September 30, 2006

Net Sales:  During the six months ended September 30, 2007, net sales were $6.0 million, representing a $2.5 million or a 70% increase compared to net sales of $3.5 million for the six months ended September 30, 2006. Excluding the translation impact of fluctuations in foreign currency exchange rates, sales increased by approximately 64%. We attribute the vast majority of this growth in sales to our customers in the U.S. as a result of our expanded U.S. sales organization, and the continued growth in sales of our Urgent PC system. Also, in the six months ended September 30, 2007, sales of our Macroplastique product outside of the U.S. increased, which we attribute to our increased marketing focus.

Sales to customers in the U.S. increased to $2.2 million during the six months ended September 30, 2007, from $357,000 in the same period last year. We attribute this growth primarily to the Urgent PC system and the expanded sales organization. During the six months ended September 30, 2007, we had minimal sales of our Macroplastique product in the U.S., which we launched in the U.S. early in 2007, and the I-Stop product, which we discontinued selling in the United States.

Sales to customers outside the U.S. for the six months ended September 30, 2007 were $3.8 million, representing a $592,000 or 19% increase, compared to $3.2 million for the six months ended September 30, 2006. Excluding the translation impact of fluctuations in foreign currency exchange rates, sales increased by approximately 12%. We attribute the increase primarily to the increase in our Macroplastique sales.

Gross Profit:  Gross profit was $4.7 million and $2.5 million for the six months ended September 30, 2007 and 2006, respectively, or 79% and 71% of net sales in the respective periods. We attribute the lower gross profit percentage for the six months ended September 30, 2006 primarily to lower manufacturing capacity utilization in the three months ended June 30, 2006 due to the decline in Macroplastique sales and duplicate manufacturing facilities in the U.S. This decline was offset partially by increased manufacturing capacity utilization in the three months ended September 30, 2006, when we stepped up production to build inventory to meet our needs for the transition period while relocating our manufacturing operations to our new corporate headquarters in Minnetonka, Minnesota. We attribute the higher gross profit percentage for the six months ended September 30, 2007 to a favorable impact of approximately four percentage points due to the increase in manufacturing capacity utilization as a result of increased sales, savings of approximately $180,000 due to the discontinuation of manufacturing at our Eindhoven, The Netherlands facility, and approximately one percentage point impact due to an increase in the average selling price in the U.S. of the lead sets used with our Urgent PC system. We expect the gross profit percentage to be in the range of 73% to 78%, excluding any unusual charges, in the remaining quarters of the current fiscal year, although change in the product mix we sell can shift the overall gross margin.

General and Administrative Expenses (G&A):  G&A expenses increased from $1.7 million during the six months ended September 30, 2006 to $2.0 million during the same period in 2007. Included in the six-month period ended September 30, 2006 is a $392,000 non-cash, SFAS 123 (R) charge for share-based employee compensation, compared with a charge of $464,000 in the six-month period ended September 30, 2007. Excluding share-based compensation charges, G&A expenses increased by $226,000, primarily because of an increase in personnel-related costs and consulting fees, offset by a reduction in rent expense for our leased facilities in the United Kingdom and the U.S.

Research and Development Expenses (R&D):  R&D expenses decreased from $1.3 million during the six months ended September 30, 2006 to $933,000 during the same period in 2007. We attribute the decrease primarily to reduced consulting expense of $233,000 and a decrease in personnel-related costs of $131,000. During the six months ended September 30, 2006, we incurred consulting expense associated with the development of our second generation Urgent PC system and preparation for a clinical study.

Selling and Marketing Expenses (S&M):  S&M expenses increased from $2.5 million during the six months ended September 30, 2006 to $3.6 million during the same period in 2007. We attribute the increase to a $353,000 increase in compensation-related costs, primarily as a result of increased salaries and bonuses, a $444,000 increase in commissions for sales agents and independent sales representatives, and an increase in other costs to support our expanded sales organization and marketing activities.

Amortization of Intangibles:  Amortization of intangibles increased from $53,000 during the six months ended September 30, 2006 to $423,000 during the same period in 2007. In April 2007, we acquired from CystoMedix, Inc., certain intellectual property assets related to the Urgent PC system for $4.7 million. We began amortizing the intellectual property assets acquired over six years starting in April 2007.

Other Income (Expense):  Other income (expense) includes interest income, interest expense, warrant expense, foreign currency exchange gains and losses and other non-operating costs when incurred. Other income (expense) was $107,000 and $(318,000) for the six months ended September 30, 2007 and 2006, respectively, with $373,000 of the change resulting from a warrant expense in the six months ended September 30, 2006.

In May 2002, we conducted a public rights offering. In the rights offering, we issued to those shareholders who exercised their rights three shares of our common stock and a warrant, exercisable through July 2004, to purchase an additional share of our common stock. We registered with the SEC the issuance of the shares, the warrants and the shares underlying the warrants. In July 2004, we suspended the right to exercise the warrants shortly before their scheduled expiration date because we announced a planned restatement of our fiscal 2004 financial statements. In November 2004, we became current with our SEC filings. In April 2005, we chose to issue like-kind replacement warrants to the holders of the expired warrants. The terms for the replacement warrants required that we issue shares covered by a registration statement and maintain the effectiveness of the registration (by making timely SEC filings) for the warrant holders to receive registered shares upon exercise of the warrants. In April 2005, we recognized a liability and equity charge of $1.4 million associated with the grant of these warrants, and subsequently recognized in other income (expense) the change in fair value of the warrants due to the change in the value of our common stock issuable upon exercise of these warrants. We determined the fair value of the warrants using the Black-Scholes option-pricing model. The period to exercise the warrants ended in March 2007. We recognized a net warrant expense of $373,000 during the six months ended September 30, 2006.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the Euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between us and our foreign subsidiaries. We recognized foreign currency gains (losses) of $(16,000) and $30,000 for the six months ended September 30, 2007 and 2006, respectively.

Income Tax Expense:  During the six months ended September 30, 2007 and 2006, our Dutch subsidiaries recorded income tax expense of approximately $138,000 and $18,000, respectively. During the six months ended September 30, 2007 and 2006, our U.S. organization recorded income tax expense of $300 and $0, respectively. We cannot use our U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions. Effective January 1, 2007, the maximum Dutch income tax rate is 25.5% for taxable income in excess of €60,000.

Non-GAAP Financial Measures.  The following table reconciles our financial results calculated in accordance to U.S. generally accepted accounting principles (GAAP) to non-GAAP financial measures that exclude non cash charges attributed to stock options under SFAS 123(R), and depreciation and amortization expenses from gross profit, operating expenses and operating loss. The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP. We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies. Therefore, our non-GAAP financial measures may not be comparable to those used by other companies. We have described the reconciliations of each of our non-GAAP financial measures above to the most directly comparable GAAP financial measures.

Management uses our non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes because we believe such measures are one important indicator of the strength and the performance of our business because they provide a link to operating cash flow. We also believe that analysts and investors use such measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss of approximately $616,000 and $1.0 million for the three and six months ended September 30, 2007 respectively, declined from $1.2 million and $2.4 million for the respective prior year periods. The decline in non-GAAP operating loss is attributed primarily to the increase in sales and an improvement in gross margin rate, offset partially by moderate increase in cash operating expenses.

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Gross Profit
GAAP gross profit	$2,370,502	$1,307,914	$4,724,964	$2,516,608
% of sales	78%	74%	79%	71%
SFAS 123 (R) stock option charges	9,107	641	9,686	1,361
Depreciation expenses	13,054	12,491	28,604	24,028

Non-GAAP gross profit	2,392,663	1,321,046	4,763,254	2,541,997

Operating Expenses
GAAP operating expenses	3,755,494	$2,789,395	$6,919,303	$5,581,045
SFAS 123 (R) stock option charges	494,449	165,933	660,956	475,815
Depreciation expenses	46,379	42,789	78,159	70,848
Amortization expenses	206,482	26,576	423,003	53,113

Non-GAAP operating expenses	3,008,184	2,554,097	5,757,185	4,981,269

Operating Loss
GAAP operating loss	(1,384,992)	(1,481,481)	(2,194,339)	(3,064,437)
SFAS 123 (R) stock option charges	503,556	166,574	670,642	477,176
Depreciation expenses	59,433	55,280	106,763	94,876
Amortization expenses	206,482	26,576	423,003	53,113

Non-GAAP operating loss	$(615,521)	$(1,233,051)	$(993,931)	$(2,439,272)

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Net Sales.  In fiscal 2007, net sales were $8.3 million, representing a $2.2 million or 35% increase compared to net sales of $6.1 million for fiscal 2006. Excluding the impact of fluctuations in foreign currency exchange rates, net sales increased by approximately 29%. Sales to customers in all our major geographic areas recorded an increase. We attribute approximately 63% of the $2.2 million increase to the growth in sales to our customers in the U.S.

We attribute the increase in sales primarily to our U.S. sales organization, which we fully established during the quarter ended December 31, 2006, and the second generation Urgent PC system, which we introduced in September 2006 outside of the U.S., and October 2006 in the U.S. Also, growth in sales in the fourth quarter of fiscal 2007 of our Macroplastique product, which we attribute to our increased marketing focus, reversed the decline in sales in the earlier quarters to an overall increase in sales for fiscal 2007.

Sales to customers in the U.S. for fiscal 2007 increased to $1.5 million from $95,000 in fiscal 2006. We attribute this growth primarily to the Urgent PC system and the fully established sales organization. During fiscal 2007 we had minimal sales of our Macroplastique product in the U.S., which we launched in early 2007, and the I-Stop product, which we discontinued selling in the United States.

Gross Profit.  Gross profit was $5.7 million and $4.3 million for the fiscal years ended March 31, 2007 and 2006, respectively, or 69% and 70% of net sales in the respective periods. In the third quarter of fiscal 2007, we incurred approximately $107,000 of charges related to rework, scrap and warranty for one of our new products. In the fourth quarter of fiscal 2007, we incurred $16,000 of restructuring charges (consisting of $221,000 of cash charges, related to severance payments, offset by $205,000 of non cash benefits, related to pension curtailment), $187,000 of inventory write-off charges relating to the discontinuance of the I-Stop product sales in the U.S., and an estimated $60,000 of benefits from increased manufacturing capacity utilization as we stepped up production to meet our product needs during our production transition from our Eindhoven, The Netherlands facility, which we plan to close, to our Minnesota facility. We expect to complete this manufacturing transition in late 2007, at which time we expect to incur an additional $120,000 of restructuring charges primarily related to exiting our leased Eindhoven facility.

General and Administrative Expenses.  General and administrative (G&A) expenses increased from $3.0 million in fiscal 2006 to $3.2 million in fiscal 2007. During fiscal 2007 we incurred a $594,000 non-cash, SFAS 123(R) charge for share-based employee compensation. Excluding this charge, G&A expenses in fiscal 2007 declined by $394,000, in part due to a $250,000 decrease in personnel-related costs, offset by an increase in rent expense. In addition, in fiscal 2006 we incurred $170,000 of charges to install our new information system, offset by a $145,000 reversal of bad debt expense.

Research and Development Expenses.  Research and development (R&D) expenses decreased from $3.3 million in fiscal 2006 to $2.3 million in fiscal 2007. During fiscal 2007, we incurred a $28,000 non-cash, SFAS 123(R) charge for share-based employee compensation. During fiscal 2007, our personnel-related and consulting costs declined by $360,000 and $760,000, respectively. Offsetting these reductions was a $130,000 increase in clinical costs, primarily related to a trial comparing the efficacy of our Urgent PC system against a leading drug therapy for treatment of overactive bladder symptoms. Personnel-related costs declined because in fiscal 2007 we had fewer employees and in fiscal 2006 we incurred a $205,000 expense related to severance compensation for our former Vice President of R&D and Managing Director of our United Kingdom subsidiary. In fiscal 2006, we incurred consulting expense primarily for the development of our second generation Urgent PC system.

Selling and Marketing Expenses.  Selling and marketing expenses increased from $3.4 million in fiscal 2006 to $5.2 million in fiscal 2007. During fiscal 2007, we incurred a $61,000 non-cash, SFAS 123(R) charge for share-based employee compensation. We attribute the increase to a $760,000 rise in compensation-related costs, a $430,000 increase in commissions for sales agents and independent sales representatives, primarily for our U.S. direct sales force and marketing organization, and a $330,000 increase in travel-related and other costs to support our expanding marketing activities.

Other Income (Expense).  Other income (expense) includes interest income, interest expense, warrant expense or benefit, foreign currency exchange gains and losses and other non-operating costs when incurred. Our other income (expense) is subject to material fluctuations based on changes in currency exchange rates and fluctuations in our stock price, as that affects the fair value of certain, now exercised, warrants. Other income was $142,000 and $789,000 for fiscal 2007 and 2006, respectively.

In May 2002, we conducted a public rights offering. In the rights offering, we issued to those shareholders who exercised their rights three shares of our common stock and a warrant, exercisable through July 2004, to purchase an additional share of our common stock. We registered with the SEC the issuance of the shares, the warrants and the shares underlying the warrants. In July 2004, we suspended the right to exercise the warrants shortly before their scheduled expiration date because we announced a planned restatement of our fiscal 2004 financial statements. In November 2004, we became current with our SEC filings. In April 2005, we chose to issue like-kind replacement warrants to the holders of the expired warrants. The terms for the replacement warrants required that we issue shares covered by a registration statement and maintain the effectiveness of the registration (by making timely SEC filings) for the warrant holders to receive registered shares upon exercise of the warrants. In April 2005, we recognized a liability and equity charge of $1.4 million associated with the grant of these warrants, and subsequently recognized in other income (expense) the change in fair value of the warrants due to the change in the value of our common stock issuable upon exercise of these warrants. We determined the fair value of the warrants using the Black-Scholes option-pricing model. The period to exercise the warrants ended in March 2007, 90 days after the effective date of the registration statement we filed with SEC. We recognized a net warrant (expense) benefit of $(29,000) and $707,000 in fiscal 2007 and 2006, respectively.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated short-term intercompany obligations between our foreign subsidiaries and us. We recognized foreign currency gain (loss) of $27,000 and $(31,000) in fiscal 2007 and 2006, respectively.

Income Tax Expense.  Our Dutch subsidiary recorded income tax (expense) benefit of $(146,000) and $47,000 in fiscal 2007 and 2006, respectively. We cannot use the U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions. The maximum Dutch income tax rate was 29.6% and 31.5%, respectively, in fiscal 2007 and 2006, for taxable income in excess of €22,689 (approximately $30,000). Effective January 1, 2007, the maximum tax rate is 25.5% for taxable income in excess of €60,000.

Liquidity and Capital Resources

Cash Flows.  As of September 30, 2007, our cash and cash equivalents balances totaled $3.3 million and our short-term investments totaled $2.4 million.

At September 30, 2007, we had working capital of approximately $6.5 million. For the six months ended September 30, 2007, we used $1.7 million of cash in operating activities, compared to $2.7 million of cash used in the same period a year ago. We attribute the decrease in cash used in operating activities primarily to the increase in sales and an improvement in gross margin rate, offset partially by moderate increase in cash operating expenses.

Sources of Liquidity.  In August 2006, we entered into a securities purchase agreement with certain investors pursuant to which we sold approximately 1.4 million shares of our common stock for $1.50 per share, together with warrants to purchase 695,000 shares of our common stock, for an aggregate purchase price of approximately $2.1 million. After offset for our estimated costs of $183,000, we received net proceeds of approximately $1.9 million. The warrants are exercisable for five years (commencing 181 days after closing) at an exercise price of $2.50 per share.

In December 2006, we conducted a follow-on public offering in which we sold 2,430,000 shares of our common stock at a price per share of $2.00, resulting in net proceeds of approximately $4.3 million.

In May 2007, we amended our business loan agreement with Venture Bank. The agreement, expiring in May 2008, provides for a credit line of up to $1 million secured by our assets. We may borrow up to 50% (to a maximum of $500,000) of the value of our eligible inventory on hand in the U.S. and 80% of our eligible U.S. accounts receivable value. To borrow any amount, we must maintain consolidated net equity of at least equal to $3.5 million as well as maintain certain other financial covenants on a quarterly basis. The bank charges interest on the loan at a per annum rate of the greater of 7.5% or one percentage point over the prime rate (7.75% on September 30, 2007). In addition, Uroplasty BV, our subsidiary, entered into an agreement with Rabobank of The Netherlands for a €500,000 (approximately $714,000) credit line. The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (5.25% on September 30, 2007), subject to a minimum interest rate of 3.5% per annum. At September 30, 2007, we had no borrowings under any of our credit lines.

Because we have yet to achieve profitability and generate positive cash flows, we will need to raise additional debt or equity financing to continue funding for product development, continued expansion of our sales and marketing activities and planned growth activities beyond fiscal 2008. To this end, we have filed a registration statement relating to our proposed public offering of up to 3,000,000 shares (excluding an over-allotment option) of our common stock. There can be no guarantee that we will be successful, as we currently have no committed sources of, or other arrangements with respect to, additional equity or debt financing. We therefore cannot ensure that we will obtain additional financing on acceptable terms, or at all. If we are unable to raise the needed funds, we will need to curtail our operations including product development, clinical studies and sales and marketing activities. This would adversely impact our future business and prospects. Ultimately, we will need to achieve profitability and generate positive cash flows from operations to fund our operations and grow our business.

For the balance of fiscal 2008, we expect to incur additional research and development expenses, including those in connection with clinical trials for the Urgent PC and FDA-required post-approval studies to obtain market feedback on safety and effectiveness of Macroplastique. We also expect that during the balance of fiscal 2008, we will continue to incur significant expenses as we fund our selling and marketing organization in the U.S. to market our products.

Under a royalty agreement we pay royalties, in the aggregate, of three to five percent of net sales of Macroplastique, Bioplastique, and PTQ Implants subject to a monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. Under a license agreement for the Macroplastique Implantation System, we pay a royalty of 10 British pounds for each unit sold during the life of the patent.

We have a pension plan covering eight employees in The Netherlands, reported as a defined benefit plan. We pay premiums to an insurance company to fund annuities for these employees. However, we are responsible for funding additional annuities based on continued service and future salary increases. We closed this defined benefit plan for new employees in April 2005. As of that date, the Dutch subsidiary established a defined contribution plan that now covers new employees. We also closed our UK subsidiary’s defined benefit plan to further accrual for all employees effective December 31, 2004, and, effective March 2005, established a defined contribution plan that now covers new employees.

In January 2006, we entered into a long-term lease with Liberty Property Limited Partnership for an 18,258 square foot facility for our U.S. headquarters located at 5420 Feltl Road, Minnetonka, Minnesota. The lease effective date was May 1, 2006, has a term of 96 months, requires average annual minimum rent payments of approximately $140,000 and requires payments for operating expenses we estimated at approximately $82,000 over 12 months.

Repayments of our contractual obligations as of September 30, 2007, consisting of royalties, notes payable (inclusive of interest), and operating leases, are summarized below:

	Payments Due by Period
		Remainder	Fiscal	Fiscal	Fiscal
		of Fiscal	2009 and	2011 and	2013 and
	Total	2008	2010	2012	Thereafter

Minimum royalty payments	$166,500	$27,000	$108,000	$31,500	$—
Open purchase order commitments	298,137	178,297	119,840	—	—
Notes payable, including interest	604,513	53,404	167,968	109,732	273,409
Operating lease commitments(1)	1,241,075	130,378	427,590	375,166	307,941

Total contractual obligations	$2,310,225	$389,079	$823,398	$516,398	$581,350

(1)	Included in our operating lease commitments as of September 30, 2007 is an aggregate of $215,000 of payments to be made in equal installments over 57 months under our lease agreement for our facility in Eindhoven, The Netherlands. We terminated this lease in October 2007 (see Note 16 to our Condensed Consolidated Financial Statements).

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. This statement allows all entities to choose, at specified election dates, to measure eligible items at fair value. Under this option, an entity will report in earnings unrealized gains and losses on items for which it has elected the fair value option. This statement is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the company has also elected to apply the provisions of FASB Statement No. 157, Fair Value Measurements. We are currently evaluating the impact, if any, of adopting SFAS 159 on our consolidated financial statements.

In September 2006, FASB issued Statement No. 157, Fair Value Measurements, or SFAS 157, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles. More precisely, SFAS 157 sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. We are currently evaluating the impact, if any, of adopting SFAS 157 on our financial statements.

BUSINESS

Overview

We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. Our primary focus is the commercialization of our Urgent PC system, which we believe is the only FDA-approved non-surgical neurostimulation therapy for the treatment of overactive bladder (OAB) symptoms. We also offer Macroplastique, a bulking agent for the treatment of urinary incontinence. We believe that physicians prefer our products because they offer an effective therapy for the patient, can be administered in office-based settings and, with reimbursement in place, provide the physicians a new profitable recurring revenue stream. We believe that patients prefer our products because they are non-surgical treatment alternatives that do not have the side effects associated with pharmaceutical treatment options.

The Urgent PC neurostimulation system is a minimally invasive device designed for office-based treatment of OAB symptoms of urge incontinence, urinary urgency and urinary frequency. The treatment can be administered by qualified office-based staff under the supervision of a physician. The Urgent PC system uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We have received regulatory approvals for sale of the Urgent PC system in the United States, Canada and Europe. We launched sales of our second generation Urgent PC system in late 2006.

Macroplastique is a minimally invasive, implantable soft tissue bulking agent for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the FDA pre-market approval for the use of Macroplastique to treat female stress incontinence. We began marketing Macroplastique in the United States in early 2007.

We are focusing our sales and marketing efforts primarily on urologists, urogynecologists and gynecologists with significant office-based and outpatient surgery-based patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we recently established a sales organization, consisting of a direct field sales personnel and independent sales representatives, and a marketing organization to market our products directly to our customers. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating OAB symptoms and incontinence.

We believe we are the only company offering a non-surgical neurostimulation therapy for the treatment of OAB symptoms. We have intellectual property rights relating to key aspects of our neurostimulation therapy, and we believe our intellectual property portfolio provides a significant competitive advantage.

Market

Neurostimulation Market

Neurostimulation, a form of therapy in which a low-voltage electrical current is used to treat medical conditions affecting parts of the nervous system, has grown dramatically in recent years. According to Medtech Insight, the U.S. market for neurostimulation devices is expected to grow from approximately $628 million in 2006 to approximately $2 billion in 2012, representing a compound annual growth rate in excess of 20%. FDA-approved neurostimulation devices are currently utilized to treat a range of indications, including voiding dysfunctions, chronic pain, epilepsy, essential tremor, Parkinson’s disease, hearing loss and depression. These devices are implanted in the body or used in a non-invasive manner to stimulate different parts of the nervous system, including the spinal cord, sacral nerves and vagus nerve, among other areas. We believe the neurostimulation market represents a significant opportunity for us in the treatment of OAB symptoms.

Voiding Dysfunction Market

Voiding dysfunctions affect urinary or fecal control and can result in uncontrolled bladder sensations (overactive bladder) or unwanted leakage (urinary or fecal incontinence). OAB is a prevalent and challenging urologic problem affecting an estimated 34 million Americans. In 1996, the Agency for Health Care Policy and Research (AHCPR), a division of the Public Health Service, U.S. Department of Health and Human Services, estimated that urinary incontinence affected about 13 million people in the United States, of which 85% (11 million) were women. AHCPR estimated the total cost of treating incontinence (management and curative approaches) of all types in the United States as $16 billion. Historically, we believe only a small percentage of the patients suffering from these disorders have sought treatment. In recent years, however, we believe the number of people seeking treatment has grown as a result of the publicity associated with new minimally invasive treatment alternatives.

When patients seek treatment, physicians generally assess the severity of the symptoms as mild, moderate or severe. Regardless of the degree of severity, however, patients will often consider drug therapy and minimally invasive treatment first. We believe that our company is uniquely positioned because we offer office-based minimally invasive treatment solutions.

We believe that over the next several years a number of key demographic and technological factors will accelerate growth in the market for medical devices to treat OAB symptoms and urinary incontinence. These factors include the following:

•	Technology advances and patient awareness. Patients often weigh the clinical benefits against the invasiveness of the procedures when choosing a treatment alternative. In recent years, with the publicity associated with new technology and minimally invasive treatment alternatives, we believe the number of patients visiting their physicians to seek treatment for voiding dysfunctions has increased. As a result, we believe more patients will begin to choose treatments other than drug therapy, which may have adverse side effects, or other alternatives, which simply manage their disorder.

•	Emphasis on quality of life. Patients have placed an increased emphasis on quality of life issues and maintaining active lifestyles. Their desire to improve quality of life is usually an important factor in selecting a treatment for their disorder. We believe patients seeking treatment are increasingly considering alternatives designed to cure or treat a voiding dysfunction rather than simply manage it. As a result, we believe patients will increasingly choose minimally invasive surgical treatments or other effective treatments such as neurostimulation.

•	Aging population. The number of individuals developing voiding dysfunctions will increase significantly as the population ages and as life expectancies continue to rise.

Background of Overactive Bladder Symptoms

For individuals with overactive bladder symptoms, the nervous system control for bladder filling and urinary voiding is incompetent. Signals to indicate a full bladder are sent early and frequently, triggers to allow the bladder to relax for filling are ineffective and nervous control of the urethral sphincter, to keep the bladder closed until an appropriate time, is inadequate. An individual with OAB may exhibit one or all of the symptoms that characterize overactive bladder: urinary urgency, urinary frequency and urge incontinence. Urgency is the strong, compelling need to urinate and frequency is a repetitive need to void. For most individuals, normal urinary voiding is eight times per day while individuals with an overactive bladder may seek to void over 20 times per day and at least two times during the night. Urge incontinence is an immediate, compelling need to urinate that typically results in an accident before the individual can reach the restroom.

Treatment of Overactive Bladder Symptoms

Drug Therapy.  The most common treatment for OAB is drug therapy using an anticholinergic agent. However, for some individuals, the drugs are ineffective or the side effects so bothersome that the patient discontinues the medications. Common side effects include dry mouth, constipation and headaches.

Biofeedback and Behavioral Modification.  Bladder training and scheduled voiding techniques, often accompanied by the use of voiding diaries, are non-invasive approaches to managing OAB. Because these techniques rely on the diligence and compliance of the individual, these techniques are seldom effective. In addition, these techniques may not affect the underlying cause of the condition.

Neurostimulation.  Normal urinary control is dependent upon properly functioning neural pathways and coordination among the central and peripheral nervous systems, the nerve pathways, bladder and sphincter. Unwanted, uncoordinated or disrupted signals along these pathways can lead to OAB symptoms. Therapy using neurostimulation incorporates electrical stimulation to target specific neural tissue and “jam” the pathways transmitting unwanted signals. To alter bladder function, stimulation must be delivered to the sacral nerve plexus, the neural tissue affecting bladder activity. Neurostimulation for OAB is presently conducted through an implantable sacral nerve stimulation device or a non-surgical percutaneous tibial nerve stimulation (PTNS).

•	Surgical. The sacral nerve stimulation device is surgically implanted under the skin in the lower back to deliver mild electrical pulses to the sacral nerve. We believe that most office-based physicians will first recommend to patients drug therapy or PTNS treatments over the invasive, surgically implanted procedure. We believe that patients are also more inclined to elect a less invasive treatment option for OAB symptoms instead of an invasive surgery.

•	Non-Surgical. PTNS delivers stimulation to the sacral nerve plexus by temporarily applying electrical pulses to the tibial nerve, accessed through a non-surgical approach on the lower leg. Neurostimulation using PTNS has a therapeutic effect similar to that of the implantable sacral nerve stimulator. Because PTNS is non-surgical, it has a low risk of complication and is typically performed in a physician’s office.

Uroplasty Solution for Overactive Bladder Symptoms

Urgent PC Non-Surgical Neurostimulation System

The Urgent PC system is a minimally invasive nerve stimulation device designed for office-based treatment of urge incontinence, urinary urgency and urinary frequency — symptoms of an overactive bladder. Using PTNS near the ankle, the Urgent PC system delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function.

We believe that the Urgent PC system is the only non-surgical PTNS device in the United States market for treatment of overactive bladder symptoms. Components of the Urgent PC system include a hair-width needle electrode, a lead set and an external, handheld, battery-powered stimulator. For each 30-minute office-based therapeutic session, the physician or other qualified person temporarily inserts the needle electrode in the patient’s lower leg and connects the electrode to the stimulator. Typically, a patient undergoes 12 treatment sessions at one-week intervals, with follow-up treatments as required to maintain symptom reduction.

In late 2005, we received regulatory approvals for sale of the Urgent PC system in the United States, Canada and Europe. Subsequently, we launched the system for sale in those markets. We launched our second generation Urgent PC system in late 2006.

Background of Urinary Incontinence

Causes of Urinary Incontinence

The mechanisms of urinary continence are complicated and involve the interaction among several anatomical structures. In females, urinary continence is controlled by the sphincter muscle and pelvic floor support structures that maintain proper urethral position. The sphincter muscle surrounds the urethra and provides constrictive pressure to prevent urine from flowing out of the bladder. Urination occurs when the sphincter relaxes as the bladder contracts, allowing urine to flow through the urethra. Incontinence may result when any part of the urinary tract fails to function as intended. Incontinence may be caused by damage during childbirth, pelvic trauma, spinal cord injuries, neurological diseases (e.g., multiple sclerosis and poliomyelitis), birth defects (e.g., spina bifida) and degenerative changes associated with aging.

Types of Urinary Incontinence

There are four types of urinary incontinence:

•	Stress Urinary Incontinence — Stress urinary incontinence, or SUI, refers to the involuntary loss of urine due to an increase in intra-abdominal pressure from ordinary physical activities, such as coughing, sneezing, laughing, straining or lifting. We believe at least 9 million women suffer with SUI. SUI is caused by urethral hypermobility and/or intrinsic sphincter deficiency. Urethral hypermobility — abnormal movement of the bladder neck and urethra — occurs when the anatomic supports for the bladder neck and urethra have weakened. This anatomical change is often the result of childbirth. Stress urinary incontinence can also be caused by intrinsic sphincter deficiency, or the inability of the sphincter valve or muscle to function properly. Intrinsic sphincter deficiency, or ISD, can be due to congenital sphincter weakness or can result from deterioration of the urethral muscular wall due to aging or damage following trauma, spinal cord lesion or radiation therapy. SUI is the most common form of incontinence.

•	Urge Incontinence — Urge incontinence refers to the involuntary loss of urine associated with an abrupt, strong desire to urinate. Urge incontinence often occurs when neurologic problems cause the bladder to contract and empty with little or no warning.

•	Overflow Incontinence — Overflow incontinence is associated with an over-distention of the bladder. This can be the result of an under-active bladder or an obstruction in the bladder or urethra.

•	Mixed Incontinence — Mixed incontinence is the combination of both urge and stress incontinence (and, in some cases, overflow). Since prostate enlargement often obstructs the urethra, older men often have urge incontinence coupled with overflow incontinence.

There are two general approaches to dealing with urinary incontinence. One approach is to manage symptoms, such as through absorbent products, catheters, behavior modification and drug therapy. The other approach is to undergo curative treatments in an attempt to restore continence, such as injection of urethral bulking agents or surgery. We believe that patients prefer less invasive treatments that provide the most benefit and have little or no side effects.

Curative Treatment of Urinary Incontinence

Injectable Bulking Agents.  Urethral bulking agents are inserted with a needle into the area around the urethra, augmenting the surrounding tissue for increased capacity to control the release of urine. Hence, these materials are often called “bulking agents” or “injectables.” Urethral bulking agents may be either synthetic or biologically derived and are an attractive alternative to surgery because they are considerably less invasive and do not require use of an operating room for placement; urethral bulking agents can be implanted in an office or out-patient facility. Additionally, the use of a urethral bulking agent does not preclude the subsequent use of more invasive treatments if required. Furthermore, for patients who have had more invasive treatments, such as slings which do not completely resolve their stress urinary incontinence conditions, bulking agents may be used to bring together any remaining urethral opening that may exist.

Surgery.  In women, stress urinary incontinence can be corrected through surgery with a sling which provides a hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine.

Uroplasty Solution for Urinary Incontinence

Macroplastique

Macroplastique is used to treat stress urinary incontinence, the most common form of urinary incontinence in women. It is designed to restore the patient’s urinary continence immediately following treatment. Macroplastique is a soft-textured, permanent implant placed endoscopically around the urethra distal to the bladder neck. It is a proprietary composition of heat vulcanized, solid, soft, irregularly shaped polydimethylsiloxane (solid silicone) implants suspended in a biocompatible carrier gel. We believe our compound is better than other commercially available bulking agents because, with its unique composition, shape and size, it does not degrade, is not absorbed into surrounding tissues and does not migrate from the implant site. This reduces the need for follow-up treatments.

We have sold Macroplastique for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received FDA pre-market approval for the use of Macroplastique to treat adult female stress incontinence. We began marketing Macroplastique in the United States in early 2007.

Other Uroplasty Products

I-Stop is a biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. Our I-Stop sling can correct stress urinary incontinence by providing tension-free hammock-type support for the urethra to prevent its downward movement and the associated leakage of urine. We have an exclusive distribution agreement with CL Medical to sell this product in the United Kingdom.

We have, and are developing additional, minimally invasive products to address fecal incontinence. Our PTQ Implants offer a minimally invasive treatment for patients with fecal incontinence. They are soft-textured, permanent implants. For treatment of fecal incontinence, PTQ Implants are implanted circumferentially into the submucosa of the anal canal. Injection creates a “bulking” and supportive effect similar to that of Macroplastique injection for the treatment of stress urinary incontinence. The product is CE marked and currently sold outside the United States in various international markets.

In addition to urological applications, we market our proprietary tissue bulking material outside the United States for reconstructive and cosmetic plastic surgery under the trade name Bioplastique Implants and for otolaryngology vocal cord rehabilitation applications under the trade name VOX Implants.

In The Netherlands and United Kingdom only, we distribute certain wound care products in accordance with a distributor agreement. Under the terms of the distributor agreement, we are not obligated to purchase any minimum level of wound care products.

Uroplasty Strategy

Our goal is to become the leading provider of non-surgical neurostimulation solutions for patients who suffer from OAB symptoms. We also plan to market other unique products that can be sold to physicians focused on office-based procedures for the treatment of urinary incontinence. We believe that, with our Urgent PC and Macroplastique products, we can increasingly garner the attention of key physicians, independent sales representatives and distributors to grow our revenue. The key elements of our strategy are to:

•	Educate physicians about the benefits of Urgent PC. We believe education of physicians and patients regarding the benefits of the Urgent PC system is critical to the successful adoption of this system. To this end, we have initiated a United States multi-center randomized prospective clinical trial comparing the Urgent PC system to the most commonly prescribed pharmaceutical treatment of OAB symptoms. We believe the results of this and other studies, if successful, will allow us to expand our marketing and clinical sales efforts. These sales and marketing efforts may include physician training and education programs which will emphasize the clinical efficacy and ease of use of our Urgent PC system.

•	Build patient awareness of office-based solutions. Patients often weigh the quality of life benefits of electing to undergo a surgical procedure against the invasiveness of the procedure. We intend to continue to expand our marketing efforts to build patient awareness of these treatment alternatives and encourage patients to see physicians. These marketing efforts may include patient-oriented marketing materials for physicians to use to inform patients of the availability and potential benefits of our Urgent PC system. Increasing patient awareness of our treatment alternatives will help physicians build their practices and simultaneously increase sales of our products

•	Focus on office-based solutions for physicians. We believe that our company is uniquely positioned to provide a broad product offering of office-based solutions for physicians. By expanding our United States presence, we intend to develop long-standing relationships with leading physicians treating overactive bladder and incontinence symptoms. These relationships will provide us with a source of new product ideas and a conduit through which to introduce new products. We also intend to develop marketing programs to assist physicians in marketing their practices and to provide innovative programs focused on helping physicians attract patients and develop referral networks. Building these relationships is an important part of our growth strategy, particularly for the development and introduction of new products.

•	Increase market coverage in the United States and internationally. We believe that in addition to the international market, the United States presents a significant opportunity for future sales of our products. In order to grow our United States business, we have expanded our sales organization, consisting of direct field sales personnel and independent sales representatives, marketing organization and reimbursement department to market our products directly to our customers. We anticipate further increasing our sales and marketing organization in the United States, as needed, to support our sales growth. In addition, we intend to expand our European presence by creating new distribution partnerships.

•	Develop, license or acquire new products. We believe that our office-based solutions are an important competitive advantage because they allow us to address the various preferences of doctors and patients, as well as the quality of life issues presented by voiding dysfunctions. An important part of our growth strategy is to broaden our product line further to meet customer needs by developing new products.

Sales, Distribution and Marketing

We are focusing our sales and marketing efforts primarily on urologists, urogynecologists and gynecologists with significant office-based and outpatient surgery-based patient volume.

In order to grow our United States business, we have expanded our sales organization, consisting of direct field sales personnel and independent sales representatives, marketing organization and reimbursement department to market our products directly to our customers. Our current field sales organization consists of 17 direct field sales personnel and 11 independent sales representatives’ groups. We anticipate further increasing our sales and marketing organization in the United States, as needed, to support our sales growth.

Outside of the United States, we sell our products primarily through a direct sales organization in the United Kingdom and in all other markets primarily through distributors. Each of our distributors has a territory-specific distribution agreement, including requirements indicating they may not sell products that compete directly with ours. Collectively, our distributors accounted for approximately 52% and 65% of total net sales for fiscal 2007 and 2006, respectively. We intend to expand our European presence by creating new distribution partnerships.

We use clinical studies and scientific community awareness programs to demonstrate the safety and efficacy of our products. This data is important to obtain regulatory approval and to support our sales staff and distributors in securing product reimbursement in their territories. Publications of clinical data in peer-reviewed journals add to the scientific community awareness of our products, including patient indications, treatment technique and expected outcomes. We provide a range of activities designed to support surgeons in their clinical evaluation study design, abstract preparation, manuscript creation and review and submission.

Third-Party Reimbursement

In the United States as well as in foreign countries, sales of our products will depend in part on the availability of reimbursement from third-party payors. In the United States, third-party payors consist of government programs, such as Medicare, private health insurance plans, managed care organizations and other similar programs. For any product, three factors are critical to reimbursement:

•	coding, which ensures uniform descriptions of procedures, diagnoses and medical products;

•	coverage, which is the payor’s policy describing the clinical circumstances under which it will pay for a given treatment; and

•	payment processes and amounts.

As a relatively new therapy, PTNS using the Urgent PC system has not been assigned a reimbursement code unique to the technology. However, a number of practitioners are using an existing reimbursement code that closely describes the procedure. In addition, Aetna and Blue Cross Blue Shield of Minnesota, Delaware, Northern Virginia, District of Columbia and Maryland have published policies providing coverage for PTNS under an existing reimbursement code. We will need to continue to work with third-party payers for coverage policies, as well as educating medical directors, customers and patient advocates to secure broader acceptance of this therapy.

We believe there are appropriate codes available to describe use of Macroplastique to treat female SUI in the United States. We will need to foster coverage policies and payor acceptance to increasingly support sales in the United States.

Outside of the United States, government managed health care systems and private insurance control reimbursement for devices and procedures. Reimbursement systems in international markets vary significantly by country. In the European Union, reimbursement decision-making is neither regulated nor integrated at the European Union level. Each country has its own system, often closely protected by its corresponding national government. Reimbursement for Macroplastique has been successful in multiple international markets where hospitals and physicians have been able to get budgets approved by fund-holder trusts or global hospital budgets.

Manufacturing and Suppliers

We have two manufacturing facilities: a facility in Eindhoven, The Netherlands, which we plan to close in late 2007, and a facility in Minnetonka, Minnesota. The FDA qualified our Minnesota facility in October 2007.

We subcontract the manufacturing of the Urgent PC system and its related components.

Beginning in October 2007, we manufacture all of our tissue bulking products at our Minnesota facility. Our facility uses dedicated heating, ventilation and high efficiency particulate air (HEPA) filtration systems to provide cleanroom and other controlled working environments. Our trained technicians perform all critical manufacturing processes in qualified environments according to validated written procedures. We use qualified vendors to sterilize our products using validated methods.

Our manufacturing facility and systems are periodically audited by regulatory agencies and other authorities to ensure compliance with ISO 13485 (medical device quality management systems),

applicable European and Canadian medical device requirements, as well as FDA’s Quality Systems Regulations. We also are subject to additional state, local, and federal government regulations applicable to the manufacture of our products. While we believe we are compliant with all applicable regulations, we cannot guarantee that we will pass each regulatory audit.

We purchase several medical grade materials and other components for use in our finished products from single source suppliers meeting our quality and other requirements. Although we believe our sources of supply could be replaced if necessary without due disruption, it is possible that the process of qualifying new suppliers could cause an interruption in our ability to manufacture our products, which could have a negative impact on sales.

Competition

The market for voiding dysfunction products is intensely competitive. Competitors offer management and curative treatments, including neurostimulation devices, tissue bulking agents and urethral sling products. Indirect and future competitors include drug companies and firms developing new or improved treatment methods. We believe the principal decision factors among treatment methods include physician and patient acceptance of the treatment method, cost, availability of third-party reimbursement, marketing and sales coverage and the existence of meaningful patent protection. In addition to adequately addressing the decision factors, our ability to compete in this market will also depend on the consistency of our product quality as well as delivery and product pricing. Other factors affecting our success include our product development and innovation capabilities, clinical study results, ability to obtain required regulatory approvals, ability to protect our proprietary technology, manufacturing and marketing capabilities and ability to attract and retain skilled employees.

The Urgent PC neurostimulation system is an alternative to the more invasive Medtronic InterStim® device. The Medtronic unit, which stimulates the sacral nerve, requires surgical implantation in the upper buttocks or abdomen. In contrast, the Urgent PC system allows minimally invasive stimulation of the sacral nerve plexus in an office-based setting without surgical intervention. Neotonus markets a non-surgical device to deliver extracorporeal magnetic neurostimulation. In addition, Boston Scientific’s Bion® Microstimulator, a device implanted with a needle-like instrument to stimulate the pudendal nerve, is CE mark approved for the treatment of urinary urge incontinence and is undergoing clinical studies in the United States.

Many medications treat symptoms of overactive bladder, some by preventing unwanted bladder contractions, and others by tightening the bladder or urethra muscles or by relaxing bladder muscles. Sometimes, these drugs have unwanted side effects such as dry mouth, vision problems or constipation. Among these medications are Detrol® (Pfizer Inc.), Ditropan® (Alza Corporation), Enablex® (Novartis), Vesicare® (GlaxoSmithKline) and Flomax® (Abbott Laboratories).

Soft-tissue injectable bulking agents competing directly with Macroplastique both outside and in the United States include FDA-approved Contigen® bulking agents manufactured by C.R. Bard, Inc.; Zuidex® and Deflux® (Deflux is FDA-approved for vesico-ureteric reflux use only) manufactured by Q-Med AB; Durasphere® (FDA-approved for female SUI) manufactured by Carbon Medical Technologies; and Coaptite® manufactured by BioForm, Inc. for Boston Scientific. In contrast to the competitive products currently approved for sale, Macroplastique is a synthetic material that will not degrade, resorb or migrate, has no special preparation or storage requirements and does not require the patient to have a skin test prior to the procedure. The silicone-elastomer material has been studied for over 50 years in medical use for such urological applications as artificial urinary sphincters, penile implants, stents and catheters.

Many of our competitors and potential competitors have significantly greater financial, manufacturing, marketing and distribution resources and experience than us. In addition, many of our competitors offer broader product lines within the urology market, which may give these competitors the ability to negotiate exclusive, long-term supply contracts and to offer comprehensive pricing for their products. It is possible other large health care and consumer products companies may enter this industry in the future. Furthermore, smaller companies, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products. These products may compete directly with any products that we may offer in the future.

Government Regulation

The testing, manufacturing, promotion, marketing and distribution of our products in the United States, Europe and other parts of the world are subject to regulation by numerous governmental authorities, including the U.S. Food and Drug Administration, or FDA, the European Union and other analogous agencies.

United States

Our products are regulated in the United States as medical devices by FDA under the Food, Drug and Cosmetic Act, or FDC Act. Noncompliance with applicable requirements can result in, among other things:

•	fines, injunctions, and civil penalties;

•	recall or seizure of products;

•	operating restrictions, or total or partial suspension of production;

•	denial of requests for 510(k) clearance or pre-market approval of new products;

•	withdrawal of existing approvals; and

•	criminal prosecution.

Depending on the degree of risk posed by the medical device and the extent of controls needed to ensure safety and effectiveness, there are two pathways for FDA marketing clearance of medical devices. For devices deemed by FDA to pose relatively less risk (Class I or Class II devices), manufacturers, in most instances, must submit a pre-market notification requesting permission for commercial distribution; known as 510(k) clearance. Devices deemed by FDA to pose the greatest risk (Class III devices), such as life-sustaining, life-supporting or implantable devices, or a device deemed not to be substantially equivalent to a previously cleared 510(k) device, require the submission of a pre-market approval application. FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

In October 2005, our initial version of the Urgent PC system received 510(k) clearance for sale within the United States. In July 2006, our second generation Urgent PC system received 510(k) clearance for sale within the United States.

In October 2006, we received pre-market approval for the use of Macroplastique to treat female stress urinary incontinence. As part of the FDA-approval process, we are conducting a customary post-market study.

After a device is placed on the market, numerous regulatory requirements apply. These include:

•	Quality System Regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting regulations, which require that manufacturers report to FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serous injury if it were to recur; and

•	notices of correction or removal, and recall regulations.

The FDC Act requires that medical devices be manufactured in accordance with FDA’s current Quality System Regulations, which require, among other things, that we:

•	regulate our design and manufacturing processes and control them by the use of written procedures;

•	investigate any deficiencies in our manufacturing process or in the products we produce;

•	keep detailed records and maintain a corrective and preventative action plan; and

•	allow FDA to inspect our manufacturing facilities on a periodic basis to monitor our compliance with Quality System Regulations.

Our manufacturing facility and processes have been inspected and certified in compliance with ISO 13485, applicable European medical device directives and Canadian Medical Device Requirements.

European Union and Other Regions

The European Union has adopted rules that require that medical products receive the right to affix the CE mark, which stands for Conformité Européenne. The CE mark demonstrates adherence to quality assurance standards and compliance with relevant European medical device directives. Products that bear the CE mark can be imported to, sold or distributed within, the European Union.

Our initial version of the Urgent PC system received CE marking approval in November 2005. Our second generation Urgent PC system received CE marking approval and approval from the Canadian Therapeutic Products Directorate of Health in June 2006.

We received CE marking approval for Macroplastique in 1996 for the treatment of male and female stress urinary incontinence and vesicoureteral reflux; for VOX in 2000 for vocal cord rehabilitation applications; for PTQ in 2002 for the treatment of fecal incontinence; and for Bioplastique in 1996 for dermal augmentation applications. Our manufacturing facilities and processes have been inspected and certified by AMTAC Certification Services, a recognized Notified Body, testing and certification firm based in the United Kingdom. The I-Stop sling received CE marking approval in July 2002.

We currently sell our products in approximately 40 foreign countries, including those within the European Union. Requirements pertaining to medical devices vary widely from country to country, ranging from no health regulations to detailed submissions such as those required by FDA. We have obtained regulatory approval where required for us to sell our products in the country. We believe the extent and complexity of regulations for medical devices such as those produced by us are increasing worldwide. We anticipate that this trend will continue and that the cost and time required to obtain approval to market in any given country will increase.

Patents, Trademarks and Licenses

Our success depends in part on our ability to obtain and maintain patent protection for our products, preserve our trademarks and trade secrets and operate without infringing the proprietary rights of third parties. We seek to protect our technology by filing patent applications for patentable technologies we consider important to the development of our business based on an analysis of the cost of obtaining a patent, the likely scope of protection and the relative benefits of patent protection compared to trade secret protection, among other considerations.

We acquired one granted and several pending patents related to the Urgent PC system when we purchased certain intellectual property assets from CystoMedix in April 2007. In addition, we hold multiple patents covering our Macroplastique materials, processes and applications. As of the date of this prospectus, we have four issued patents in the United States and 20 granted patents in the United Kingdom, Japan, Germany, France, Spain, Italy, Portugal, The Netherlands and Canada. Our patents will expire in the United States at various times between 2011 and 2016 and in other countries between 2009 and 2017. There can be no assurance any of our issued patents are of sufficient scope or strength to provide meaningful protection of our products. In addition, there can be no assurance any current or future United States and foreign patents of ours will not be challenged, narrowed, invalidated or circumvented by competitors or others, or that our patents will provide us with any competitive advantage. Any legal proceedings to maintain, defend or enforce our patent rights could be lengthy and costly, with no guarantee of success.

We also seek to protect our trade secrets by requiring employees, consultants, and other parties to sign confidentiality agreements and noncompetition agreements, and by limiting access by outside parties to confidential information. There can be no assurance, however, these measures will prevent the unauthorized disclosure or use of this information or that others will not be able to independently develop this information.

We acquired the Urgent trademark in April 2007 from CystoMedix. We have registered Macroplastique, VOX, PTQ and Bioplastique as trademarks with the U.S. Patent and Trademark Office. In addition, Macroplastique is registered throughout the European Union. CL Medical has licensed its non-registered trademark for the I-Stop sling to us for use in the United Kingdom for purposes of exercising our rights under our agreement with CL Medical.

We have certain royalty agreements under which we pay royalties on sales of Macroplastique, Bioplastique and Macroplastique Implantation System.

Research and Development

We have a research and development program to develop, enhance and evaluate potential new incontinence products. This program incurs costs for regulatory submissions, regulatory compliance and clinical research. Clinical research includes studies for new applications or indications for existing products, post-approval regulatory and marketing and reimbursement approval by third-party payors. Our expenditures for research and development totaled approximately $2.3 million for fiscal 2007 and approximately $3.3 million for fiscal 2006. None of these costs were borne directly by our customers.

Product Liability

The medical device industry is subject to substantial litigation. We face an inherent risk of liability for claims alleging adverse effects to the patient. We currently carry $2 million of worldwide product liability insurance. There can be no assurance, however, our existing insurance coverage limits are adequate to protect us from any liabilities we might incur. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. Furthermore, we do not expect to be able to obtain insurance covering our costs and losses as a result of any product recall. A successful claim in excess of our insurance coverage could materially deplete our assets. Moreover, any claim against us could generate negative publicity, which could decrease the demand for our products and our ability to generate revenues.

Dependence on Major Customers

During fiscal 2007, two customers each accounted for approximately 10% of our net sales. During fiscal 2006, the same two customers individually accounted for approximately 14% and 11% of our net sales.

Employees

As of October 5, 2007, we had 66 employees, of which 63 were full-time. No employee has a collective bargaining agreement with us. We believe we maintain good relations with our employees.

Properties

Our corporate headquarters are located at an 18,258 square foot facility in Minnetonka, Minnesota pursuant to a lease that expires in 2014. We own 9,774 square feet of office and warehouse space in Geleen, The Netherlands. We also lease 5,800 square feet of office, warehouse, laboratory and manufacturing space through June 2012 in Eindhoven, The Netherlands. We plan to close the Eindhoven facility in late 2007.

Legal Proceedings

We are not currently a party to any material pending legal proceeding.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors:

Name	Age	Position

David B. Kaysen	58	President, Chief Executive Officer and Director
R. Patrick Maxwell	63	Chairman
Thomas E. Jamison	47	Director
Lee A. Jones	50	Director
James P. Stauner	53	Director
Sven A. Wehrwein	56	Director
Mahedi A. Jiwani	59	Vice President, Chief Financial Officer and Treasurer
Susan Hartjes Holman	53	Chief Operating Officer and Secretary
Larry Heinemann	55	Vice President of Global Sales
Arie J. Koole	43	Controller and Managing Director Dutch subsidiaries
Marc M. Herregraven	42	Vice President of Manufacturing

David B. Kaysen has served as our President and Chief Executive Officer and as a director since May 2006. From July 2005 to May 2006, Mr. Kaysen served as President, Chief Executive Officer and a director of Advanced Duplications Services, LLC, a privately-held replicator and duplicator of optical media, such as CDs and DVDs. Between December 2002 and June 2005, he served as President, Chief Executive Officer and a director of Diametrics Medical, Inc., then a publicly-traded manufacturer and marketer of critical care blood analysis systems that provide continuous diagnostic results at point of care. From 1992 to 2002, Mr. Kaysen served as Chief Executive Officer, President and a director of Rehabilicare Inc., since renamed Compex Technologies, Inc., a publicly-traded manufacturer and marketer of electromedical rehabilitation and pain management products for clinician, home and industrial use. Mr. Kaysen currently serves on the board of directors of MedicalCV, Inc.

R. Patrick Maxwell has served as Chairman of our Board since June 2006 and has served as a director of our company since April 1994. Mr. Maxwell has over 30 years of experience as a turn around management specialist, an entrepreneur and executive in both the business and non-profit sectors. From November 2005 to February 2007, Mr. Maxwell served as CEO of Entronix Inc. Mr. Maxwell has served as Chief Financial Officer of Tele Resources, Inc. since October 1996 and Chief Financial Officer of Magnum Tire Corporation since March 2003. Mr. Maxwell has served on numerous boards of directors of both business and charitable organizations.

Thomas E. Jamison became a director of our company in August 2000. Mr. Jamison is a shareholder of Fruth, Jamison & Elsass, P.A., a business litigation firm in Minneapolis, Minnesota. From 1996 to 1999, Mr. Jamison served as an investment banker in the Corporate Finance Department of R.J. Steichen & Company. From 1991 to 1996, Mr. Jamison practiced law at Fruth & Anthony, P.A. in Minneapolis.

Lee A. Jones has been a director of our company since August 2006. Ms. Jones has more than 20 years of healthcare and medical device industry experience. Since 1997, she has served as President and Chief Executive Officer of Inlet Medical, Inc. (a Cooper Surgical company since November 2005), specializing in minimally interventional laparoscopic products. Prior to joining Inlet, she had a 14-year career at Medtronic, Inc., where she held various technical and operating positions, most recently serving as Director, General Manager of Medtronic Urology/Interstim division. Ms. Jones currently serves as a member of the Board of Directors of Impres Medical, Inc.

James P. Stauner has been a director of our company since August 2006. Mr. Stauner has over 27 years of experience in the healthcare industry. Since July 2005, he has been the Operating Principal with Roundtable Healthcare Partners, a private equity firm focused on the healthcare industry. Prior to joining Roundtable Healthcare Partners, Mr. Stauner held various positions between 1999 and 2005 at Cardinal Health, Inc., most recently as President of the Manufacturing Business Groups and a member of the Senior Management Operating Committee.

Sven A. Wehrwein has been a director of our company since August 2006. Mr. Wehrwein has over 30 years of experience in accounting, corporate finance and investment banking. Since 1999, he has provided financial-consulting services to emerging growth companies. He previously served as Chief Financial Officer of InStent Inc., a medical device company, and Digi International, a networking solutions company. Mr. Wehrwein also serves on the Board of Directors of Image Sensing Systems, Inc., Synovis Life Technologies, Inc., Vital Images, Inc. and Compellent Technologies. He is a Certified Public Accountant.

Mahedi A. Jiwani has served as our Vice President, Chief Financial Officer and Treasurer since November 2005. From 2003 to 2005, Mr. Jiwani served as Chief Financial Officer of M.A. Gedney Company, a Minnesota-based food products distributor. Between 1997 and 2003, he was employed by Telex Communications, Inc., most recently as Vice President of Finance.

Susan Hartjes Holman has served as our Chief Operating Officer since November 2002 and as Secretary since September 1996. She served as our Vice President of Operations and Regulatory Affairs from November 1994 to October 2002. She joined Bioplasty, Inc. in September 1991 as Director of Operations and served as Vice President of Operations and Regulatory Affairs from April 1993 until May 1996. Ms. Holman was Director of Operations at Bio-Vascular, Inc. in St. Paul, Minnesota from November 1989 to September 1991. Prior to that time, she served at various other pharmaceutical and medical device companies in management positions in manufacturing, quality assurance, and research. Ms. Holman is a Senior Member and a Certified Quality Auditor of the American Society for Quality, has served several years on its Executive Committee and subcommittees, and is a member of the Regulatory Affairs Professionals Society and its Ethics Task Force, and the Henrici Society for Microbiologists. She has served on several national and international scientific and regulatory committees, and is a cofounder for the Biomedical Focus Conference and the Biomedical Consortium, Minneapolis, Minnesota.

Larry Heinemann currently serves as our Vice President of Global Sales. He joined us in September 1998 as Director of Sales for North and South America and since then has served in a range of senior executive positions, primarily as a Vice President in the area of sales, marketing and business development. From May 1987 to January 1996, Mr. Heinemann was employed by Bard in various sales and marketing positions in the medical and urological divisions.

Arie J. Koole joined us in May 1993 and has served as our Managing Director and Controller of our operations in The Netherlands since January 2000. From 1987 to 1993, Mr. Koole was a financial auditor with the international accounting firm Deloitte & Touche in The Netherlands.

Marc M. Herregraven has served as our Vice President of Manufacturing since November 2002. He joined Bioplasty, Inc. in April 1992 as Plant Manager, and became Director of Manufacturing in 1994 and Director of Operations in 1999. Previously, he served with Advanced Bio-Surfaces, Inc., a Minnesota-based medical device developer, as Director of Manufacturing, and with Bio-Vascular, Inc., a Minnesota-based medical device manufacturer, in an engineering function. Mr. Herregraven has been a member of the American Society for Quality since 1996.

Board Composition

Our board of directors currently consists of six directors and is divided into three classes. The members of each class serve for a three-year term. At each annual meeting of shareholders, a class of directors will be elected for a three-year term.

Director Independence

In June 2007, our board conducted an annual review of the independence of our directors and determined that no transactions or relationships existed that would disqualify any of our directors under applicable rules and listing standards of the American Stock Exchange or require disclosure under SEC rules, with the exception of Mr. Kaysen, who is our executive employee. Based upon that finding, our board determined that Messrs. Jamison, Maxwell, Stauner, and Wehrwein, and Ms. Jones are “independent.”

Committees of the Board of Directors

Our board of directors has established a Compensation Committee, an Audit Committee and a Nominating Committee. Our board of directors believes all members of the Compensation Committee, Audit Committee and Nominating Committee meet the American Stock Exchange’s rule governing committee composition, including the requirement that committee members all be “independent” directors as that term is defined by the American Stock Exchange’s rules.

Compensation Committee

The members of our Compensation Committee are Messrs. Jamison (Chair) and Stauner and Ms. Jones. The function of the Compensation Committee is to provide guidance to management and to assist the board in matters relating to the compensation of officers and senior executives, our organizational structure, our compensation and benefits programs, and to act on other matters relating to compensation as the committee deems appropriate.

Audit Committee

The members of our Audit Committee are Messrs. Wehrwein (Chair), Maxwell and Jamison. The Audit Committee assists the board by reviewing the integrity of our financial reporting processes and controls, the qualifications, independence and performance of our independent registered public accounting firm and our compliance with certain legal and regulatory requirements. Our Audit Committee has the sole authority to retain, compensate, oversee and terminate our independent registered public accounting firm. The Audit Committee reviews our annual audited financial statements, quarterly financial statements and filings with the SEC. The Audit Committee reviews reports on various matters, including our critical accounting policies, significant changes in our selection or application of accounting principles and our internal control processes. The Audit Committee also pre-approves all audit and non-audit services performed by our independent registered public accounting firm.

Our board of directors has determined that all members of the Audit Committee are “independent” directors under SEC rules and has determined that Mr. Wehrwein qualifies as an “audit committee financial expert” under the rules of the SEC.

Nominating Committee

The members of our Nominating Committee are Messrs. Maxwell (Chair) and Stauner and Ms. Jones. The purpose of the Nominating Committee is to identify qualified individuals for membership on the board and recommend to the board the nominees for election at our annual meetings of shareholders.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Controller and other finance organization employees. The Code of Ethics is publicly available on the investor relations page of our website. We plan to disclose any substantive amendments to the Code of Ethics or grant of any waiver from a provision of it to the Chief Executive Officer, the Chief Financial Officer or the Controller in a report on Form 8-K.

Director Compensation

In the beginning of fiscal 2007, we paid non-employee independent board members $500 per board meeting and $500 per Audit Committee meeting attended. In addition, directors participated in our stock option plan.

On August 16, 2006, our board adopted a new compensation plan for non-employee directors. Under the new compensation plan, all non-employee directors receive an annual fee of $10,000 payable in cash in four equal quarterly installments of $2,500, and attendance fees of $1,000 per in-person board meeting, $500 per telephonic board meeting, and $500 per committee meeting. In addition, the Chairs of the board, Audit Committee and Compensation Committee are paid an additional quarterly fee of $1,500, $750 and $500.

All non-employee directors also receive an automatic grant of stock options upon such director’s initial appointment or election to the board for 45,000 shares of common stock, one-third of which vests on the date of grant and the first and second anniversaries thereafter. Each non-employee director will be granted in conjunction with our annual shareholders’ meeting an annual stock option for 15,000 shares of common stock, all of which are vested on the date of grant, except that such annual grant does not commence for newly appointed or elected directors until one year following full vesting of the initial grant.

On August 28, 2006, in connection with their initial appointment to our board, we granted to each of Ms. Jones, Mr. Stauner and Mr. Wehrwein an option to purchase 45,000 shares of our common stock at an exercise price of $1.82 per share.

We pay no additional remuneration to Mr. Kaysen for serving as director.

Director Compensation Table

The following table shows, for each of our non-employee directors, information concerning annual compensation earned for services in all capacities during the fiscal year ended March 31, 2007. The table excludes Mr. Kaysen, who is our President and CEO and does not receive separate compensation for his services as a director.

	Fees Earned or	Stock Option
Name	Paid in Cash	Awards(1)	Total

Lee A. Jones (Class I)	$14,000	$33,258	$47,258
Sven A. Wehrwein (Class II)	16,750	33,258	50,008
R. Patrick Maxwell (Class II)	20,500	29,153	49,653
James P. Stauner (Class III)	14,000	33,258	47,258
Thomas E. Jamison (Class III)	18,000	29,153	47,153
Daniel G. Holman(2)	500	—	500
Sam B. Humphries(3)	500	—	500
Joel R. Pitlor(4)	500	—	500

(1)	Values expressed represent the actual compensation cost recognized in our financial statements for 2007 pursuant to SFAS No. 123(R), as discussed under Note 3 to our audited financial statements, which are included elsewhere in this propsectus.

(2)	Mr. Holman served as a director until he passed away in June 2006.

(3)	Mr. Humphries served as our President and Chief Executive Officer and a director from January 2005 until he resigned in April 2006 to join another company.

(4)	Mr. Pitlor served as a director until he resigned in August 2006.

The following table shows, for each of the Company’s non-employee directors, information concerning equity-based awards granted during fiscal 2007 and the corresponding grant date fair value of those awards, as well as the aggregate number of equity-based awards outstanding as of March 31, 2007:

	Number of	Grant Date Fair	Aggregate
	Stock	Value of Stock	Stock Option
	Options	Option Awards	Awards
	Granted in	Granted in Fiscal	Outstanding
Name	2007	2007(a)	as of 3/31/07

Lee A. Jones (Class I)(b)	45,000	$33,258	45,000
Sven A. Wehrwein (Class II)(b)	45,000	33,258	45,000
R. Patrick Maxwell (Class II)(c)	15,000	26,475	95,000
James P. Stauner (Class III)(b)	45,000	33,258	45,000
Thomas E. Jamison (Class III)(c)	15,000	26,475	95,000

(a)	Valuation of awards based on the grant date fair value of the awards determined pursuant to SFAS 123(R) as discussed under Note 3 to our audited financial statements, which are included elsewhere in this prospectus.

(b)	In August 2006, in connection with their initial appointments to our board, we granted to each of Ms. Jones and Messrs. Wehrwein and Stauner an initial option to purchase 45,000 shares of common stock at an exercise price of $1.82, the closing price of our common stock on the grant date. These options vest in one-third installments on the grant date and each anniversary of the grant date.

(c)	Represents our annual grant of fully vested stock options to directors (excluding newly appointed independent directors who receive an initial grant of 45,000 stock options in the first year of service) in conjunction with our annual shareholders meeting, at an exercise price of $2.75, the closing price of our common stock on the grant date.

Executive Compensation

Summary Compensation Table

The following table contains information regarding all compensation earned during the fiscal year ended March 31, 2007 by our Chief Executive Officer, our Chief Financial Officer, our three other highly compensated executive officers serving at the end of fiscal year 2007, our former Chief Executive Officer and our interim Chief Executive Officer.

					Non-Equity
					Incentive
				Option	Compensation	All Other
		Salary	Bonus	Awards	Plans	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(2)	$(3)	($)(4)

David Kaysen President and CEO(5)	2007	220,673	—	425,932	63,750	11,500	721,855
Mahedi A. Jiwani Vice President, Chief Financial Officer and Treasurer	2007	179,240	—	2,124	55,650	—	237,014
Susan Hartjes Holman COO	2007	181,800	—	5,088	48,672	—	235,560
Arie J. Koole Controller, Managing Director Dutch subsidiaries(6)	2007	153,365	—	4,178	24,983	—	182,526
Larry Heinemann Vice President Global Sales	2007	156,000	—	4,785	23,400	—	184,185
Sam B. Humphries Former President and CEO(7)	2007	18,732	—	—	—	—	18,732
Daniel G. Holman(8)	2007	26,389	—	—	—	—	26,389

(1)	The amounts reflect the portion of the fair value of the options recognized as expense for financial statement reporting purposes for the fiscal year ended March 31, 2007 in accordance with SFAS No. 123(R), and may include amounts from awards granted in years prior to 2007. Details of the assumptions used in valuing these awards are set forth in Note 3 to our audited financial statements, which are included elsewhere in this prospectus.

(2)	Represents cash bonuses earned during fiscal 2007 under our 2007 Management Incentive Plan executive cash incentive bonus plans, which were paid in June 2007.

(3)	Represents reimbursement for premium for personal life and disability insurance. All other perquisites and benefits for each named executive officer were less than $10,000 in the fiscal year reported.

(4)	Represents the aggregate of the total dollar value of each form of compensation quantified in the table.

(5)	In May 2006, Mr. Kaysen became our Chief Executive Officer.

(6)	Mr. Koole is compensated in Euros. Accordingly, the U.S. dollar amounts payable to him fluctuate with the fluctuation in the U.S. dollar-Euro exchange rate.

(7)	In April 2006, Mr. Humphries, our former President and Chief Executive Officer, resigned to join another company.

(8)	As a result of Mr. Humphries’ resignation, Mr. Holman acted as our interim President and Chief Executive Officer under a special consulting agreement from April 26, 2006 until May 8, 2006 for which he was paid $9,722. In addition, Mr. Holman was paid $16,333 under the January 2005 consulting agreement.

Grants of Plan-Based Awards in 2007

The following table sets forth information regarding each grant of an award made to a named executive officer under any plan during the fiscal year ended March 31, 2007.

					All Other
					Option
					Awards:	Exercise	Grant Date
					Number of	or Base	Fair Value of
		Estimated Future Payouts Under			Securities	Price of	Stock and
	Grant	Non-Equity Incentive Plan Awards(2)			Underlying	Options	Option
Name	Date(1)	Threshold	Target	Maximum	Options(3)	(Per Share)	Awards(4)

David B. Kaysen	5/17/2006	$63,750	$127,500	$127,500	300,000	$2.50	$684,300
Mahedi A Jiwani	2/02/2007	11,130	92,750	111,300	17,500	2.65	40,845
Susan Hartjes Holman	2/02/2007	11,232	93,600	112,320	12,500	2.65	29,175
Arie J. Koole	2/02/2007	0	15,945	23,918	5,000	2.65	11,670
Larry Heinemann	2/02/2007	7,800	78,000	93,600	10,000	2.65	23,340

(1)	All equity-based awards were approved and granted on the date reported other than Mr. Kaysen’s, which was approved on May 16, 2007.

(2)	These amounts represent the potential cash bonus amounts for fiscal 2007 available to (a) Messrs. Kaysen and Jiwani, under their respective employment agreements, and (b) to the other executive officers under our 2007 Management Incentive Plan. 60% of the actual bonus amount is based upon the achievement of financial performance objectives and 40% of the actual bonus amount is based upon the achievement of business performance objectives. Both financial and business performance objectives are subject to a minimum threshold (90% level of achievement) and maximum threshold (120% level of achievement). Mr. Kaysen’s bonus payout is based entirely on achievement of financial objectives and his employment agreement provides for a minimum guaranteed bonus of 25% of base salary for fiscal 2007. Mr. Koole’s bonus payout is based entirely on achievement of his business objectives. For all the other named executives, the bonus payout is based on achievement of financial and business objectives. The “threshold” amount is based on the lower of the minimum guaranteed bonus, if applicable, or the lowest achievement and payout rate of the plan. The “target” and “maximum” amounts are based on the assumption that all the objectives of the plan are achieved, respectively, at the target or maximum achievement and payout rates. The actual amounts of the bonuses earned by the executives during fiscal 2007 are listed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

(3)	Represents awards of stock options granted in fiscal 2007 to Mr. Kaysen under his employment agreement and to the other executive officers as approved by our Compensation Committee in February 2007. These options vest as described in the table on “Outstanding Equity Awards at Fiscal 2007 Year End.” The vesting of these awards is based solely on continued employment with us.

(4)	Valuation of awards based on the grant date fair value determined pursuant to SFAS 123(R) as discussed under Note 3 to our audited financial statements, which are included elsewhere in this prospectus. The actual compensation cost recognized by us during fiscal 2007 for these awards are listed in the “Option Awards” column of the Summary Compensation Table.

Outstanding Equity Awards at 2007 Fiscal Year End

The following table sets forth certain information concerning equity-based awards outstanding to the named executive officers at March 31, 2007.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Options
	Options	Options	Exercise Price	Option
Name	Exercisable	Unexercisable	(Per Share)	Expiration Date

David B. Kaysen(1)	100,000	200,000	$2.50	May 17, 2016
Mahedi A. Jiwani	100,000 (2)	—	3.00	Nov. 14, 2015
	—	17,500 (3)	2.65	Feb. 1, 2014
Susan Hartjes Holman	40,000		1.10	Sept. 4, 2007
	75,000		5.30	Dec. 21, 2009
		12,500 (3)	2.65	Feb. 1, 2014
Arie J. Koole	40,000		1.10	Sept. 4, 2007
	50,000		5.30	Dec. 21, 2009
		5,000 (3)	2.65	Feb. 1, 2014
Larry Heinemann	40,000		1.10	Sept. 4, 2007
	75,000		5.30	Dec. 21, 2009
		10,000 (3)	2.65	Feb. 1, 2014
Sam B. Humphries	24,000 (4)		2.25	Aug. 28, 2008
	400,000 (5)		5.19	Dec. 31, 2014

(1)	Stock option award of 300,000 shares granted in May 2006 under an employment agreement, vesting in one-third installments on the grant date and each anniversary of the grant date.

(2)	Stock option award granted in November 2005 under an employment agreement, originally vesting in one-quarter installments on the grant date and each anniversary of the grant date and which was 100% accelerated in February 2006.

(3)	Stock option award granted in February 2007, vesting in one-third installments on each anniversary of the grant date.

(4)	Stock option award of 30,000 shares, granted in April 2003, vesting in one-fifth installments on the grant date and each anniversary of the grant date, except for the last installment which did not vest as Mr. Humphries resigned as our President and CEO prior to the vesting date.

(5)	Stock option award, granted in January 2005 under an employment agreement, originally vesting in one-quarter installments on the grant date and each anniversary of the grant date and which was 100% accelerated in February 2006.

Fiscal 2007 Option Exercises and Stock Vested

The following table sets forth certain information concerning stock options exercised in fiscal 2007 for the named executive officers on an aggregated basis:

	Option Awards
	Number of Shares	Value Realized on
Name	Acquired on Exercise	Exercise

Susan Hartjes Holman	10,000	$6,300	(1)

(1)	Value realized is based on the number of shares acquired upon exercise times the excess of the per share exercise price over the closing price of our common stock on the option exercise date.

Employment Agreements and Payments Upon Termination or Change in Control Provisions

Employment Agreements and Other Arrangements

Mr. Kaysen.  Effective May 17, 2006, we entered into an employment agreement with David B. Kaysen, our President and Chief Executive Officer. The agreement provides him with an annual base salary of $255,000, which was recently increased to $285,000 effective July 1, 2007. For fiscal 2007, he was entitled to receive an annual cash bonus, not to exceed 50% of his base salary, based on achievement of certain financial objectives, subject to a minimum cash bonus of 25% of his base salary. For fiscal 2007, we paid Mr. Kaysen a cash bonus of $63,750 representing the minimum cash bonus of 25% of his base salary. We will reimburse him up to $11,500 annually for his personal life and disability insurance policies. On his start date, we granted him options, with a 10-year term, to acquire 300,000 shares of our common stock at an exercise price of $2.50 per share. The options vest in one-third installments on the start date of his employment and on the first and second anniversaries of his employment provided he is continually employed by us through the applicable vesting date.

The employment agreement has a one-year term, unless terminated earlier, and will continue to automatically renew on a year-to-year basis. If we terminate the agreement without “good cause” (as defined in the agreement), we will pay Mr. Kaysen an amount equal to 100% of his then annual base salary as severance pay. However, if we terminate his employment without “good cause” in connection with a change in control of us, we will pay him an amount equal to 160% of his then annual base salary as severance pay.

Mr. Jiwani.  Effective November 14, 2005, we entered into an employment agreement with Mahedi A. Jiwani, our Vice President and Chief Financial Officer. The agreement provides him with an annual base salary of $175,000, which was recently increased to $194,000 effective July 1, 2007. He is also entitled to receive annual bonuses based on achievement of financial and business objectives to be agreed upon. For fiscal 2007, we paid Mr. Jiwani cash bonuses of $11,130 and $44,250 for achieving certain levels of financial and business objectives, respectively. On his start date, we granted him options, with a 10-year term, to purchase 100,000 shares of our common stock at an exercise price of $3.00 per share. His stock options were scheduled to vest 25% on his start date and on each of the first, second and third anniversaries of his employment. On February 2, 2006, the board approved a plan, accelerating the vesting of out-of-the-money options (which included Mr. Jiwani’s options) to avoid the accounting charge to our earnings associated with the vesting of these options upon our adoption of FAS 123(R) (which requires the expensing of stock options).

The employment agreement has a one-year term, unless terminated earlier, and will continue to automatically renew on a year-to-year basis. If we terminate the agreement without “good cause” (as defined in the agreement) including if we do not annually renew his employment agreement, we will pay Mr. Jiwani an amount equal to 100% of his then annual base salary and a prorated share of his annual bonus earned as of the termination date assuming 100% milestone achievement as severance pay. We will pay this amount in twelve equal monthly installments provided Mr. Jiwani is not subsequently employed. He has agreed to a one-year non-competition agreement with us after any termination of employment.

Mr. Holman.  Effective January 1, 2005, we entered into an employment and consulting agreement with Daniel G. Holman. Under this agreement, Mr. Holman agreed to serve as Chairman of our Board during the first year of the agreement and as a part-time consultant with the continuing title of Chairman during the second year of the agreement. He also served as our Chief Financial Officer. This agreement provided him with a base salary of $239,000 per year during the first year of the agreement, and a consulting fee of $100,000 per year during the second year of the agreement. We also granted him options to purchase 100,000 shares of our common stock at an exercise price equal to $5.19 per share. As with Mr. Jiwani’s options, the options were out-of-the-money and accelerated in February 2006 to avoid accounting charges to our earnings. On March 27, 2006, we amended Mr. Holman’s employment agreement to allow him to pay the minimum statutory withholding taxes upon the exercise of his options by canceling then-exercisable options in an amount equal to such withholding taxes.

On April 26, 2006, as a result of Mr. Humphries’ resignation as President and Chief Executive Officer, we amended Mr. Holman’s employment and consulting agreement, pursuant to which he agreed to act as our interim President and Chief Executive Officer for a special consulting fee of $8,333 per month and a particular cash bonus upon certain events which did not occur. Due to illness, on May 8, 2006, we terminated this arrangement and paid his special consulting fees through the end of May 2006. Mr. Holman passed away on June 1, 2006.

Other Employment Agreements.  We also have employment agreements with each of Susan Hartjes Holman and Larry Heinemann. The employment agreement of each executive specifies a base salary subject to annual adjustment in our discretion, and a severance payment to the employee upon employment termination “without cause” (as defined in the agreements). Any severance amounts payable under the agreement are limited to the employee’s base salary for not less than four months and not longer than twelve months after employment termination, depending on the employee’s years of service. Contemporaneously with the execution of their employment agreements, each of these executives executed an Employee Confidentiality, Inventions, Non-Solicitation and Non-Compete Agreement, under which the executive agreed not to disclose confidential information, to assign to us without charge all intellectual property relating to our business which is created or conceived during the term of employment, to not encourage employees to leave our employment for any reason and to not compete with us during the term of employment and for a period of eighteen months thereafter. Also, in connection with the execution of these agreements, we granted these executives varying amounts of stock options to purchase our common stock at the fair market value at date of grant of $7.50 per share. All of these options have lapsed without exercise.

Humphries Separation Agreement.  On April 26, 2006, we entered into an agreement with Sam B. Humphries relating to his resignation as President and Chief Executive Officer. Under the terms of the agreement, Mr. Humphries received his base salary and company-provided benefits through April 26, 2006. He is not entitled to any severance payments. Mr. Humphries agreed to remain on our board, subject to the right of the remaining directors to remove him by a majority vote, and to recuse himself from any deliberations or votes relating to any future relationship between us and his new employer, HealthTronics, Inc. The agreement further outlines the scope of Mr. Humphries’ non-competition agreement with us, which includes prohibiting Mr. Humphries (and consequently HealthTronics, Inc.) from engaging in any business activities relating to the diagnosis or treatment of urinary and fecal voiding dysfunctions or initiating or entering into any agreement or other arrangement with a third party relating to the diagnosis or treatment of urinary or fecal voiding dysfunctions. Mr. Humphries resigned from our board effective August 28, 2006.

Potential Payments and Benefits Upon Termination or Change in Control

Payments Made Upon Termination Due to Death or Disability

Generally, in the event a named executive officer’s employment is terminated due to death or disability, such officer is entitled to (a) salary and any earned, but unpaid, annual cash bonus, through the date of termination, and (b) exercise all vested options as of the termination date for a period of time as set forth in the applicable stock option plan or an award agreement for such options.

Acceleration of Stock Options Upon Change in Control

All stock option awards to our named executive officers which are currently 100% vested were granted under our prior plans. All stock option awards to our named executive officers which are not currently 100% vested were granted under our 2006 Stock and Incentive Plan. Under our 2006 Stock and Incentive Plan, in the event of a change in control, whether or not an executive officer’s employment is terminated, 100% of the remaining unvested portion of his or her stock options will immediately vest and be exercisable for the remaining term of the option.

Payments Made Upon Termination Without Good Cause or Change of Control

The table below shows our reasonable estimates of potential severance payments payable to the named executive officers and the value of such executive’s in-the-money vested stock options upon termination without good cause and termination without good cause as a result of a change in control of Uroplasty. The amounts shown assume that termination was effective as of March 30, 2007, the last business day of the fiscal year. Excluded are benefits payable to executive officers. The actual amounts to be paid can only be determined at the actual time of an executive officer’s termination. Generally, severance payments are payable in equal monthly installments over a period not exceeding twelve months and are conditioned on the executive’s compliance with applicable non-compete and confidentiality obligations under applicable agreements.

		Payments Upon	Payments Upon
		Termination Without	Termination Without
		Good Cause — Non-	Good Cause —
Name	Type of Payment	Change of Control	Change of Control

David B. Kaysen(1)	Severance Pay	$255,000	$408,000
	Value of Stock Options(2)	—	142,000
	Total	255,000	540,000
Mahedi A. Jiwani(3)	Severance Pay	277,750	277,750
	Value of Stock Options(2)	9,800	9,800
	Total	287,550	287,550
Susan Hartjes Holman(4)	Severance Pay	187,200	187,200
	Value of Stock Options(2)	—	7,000
	Total	187,200	194,200
Arie J. Koole	Severance Pay	—	—
	Value of Stock Options(2)	—	2,800
	Total	—	2,800
Larry Heinemann(5)	Severance Pay	104,000	104,000
	Value of Stock Options(2)	—	5,600
	Total	104,000	109,600

(1)	Under his employment agreement, Mr. Kaysen is entitled to 100% and 160% of his then current annual salary for termination without good cause, and termination in connection with a change of control, respectively.

(2)	Value computed based on the difference between $3.21, the closing price of our common stock on March 30, 2007 and the exercise price of stock options which would accelerate upon a change of control.

(3)	Under his employment agreement, Mr. Jiwani is entitled to 100% of his then current annual salary ($185,000) for any termination without good cause including in connection with a change of control, a prorated amount of the annual cash incentive bonus he would have received assuming 100% target achievement ($92,750), and accelerated vesting of 100,000 stock options. If Mr. Jiwani is terminated for “good cause”, he is entitled to a pro-rated amount of his annual cash incentive bonus for achievement of the financial objective through the termination date.

(4)	Under her employment agreement, Ms. Holman is entitled to her monthly base salary for each full year of employment. Represents twelve months of base salary.

(5)	Under his employment agreement, Mr. Heinemann is entitled to his monthly base salary for each full year of employment. Represents eight months of base salary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since the beginning of our last fiscal year, we are not a party to a transaction in which a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest in which the amount involved exceeds the lesser of

•	$120,000 or

•	one percent of the average of our total assets for the last three completed fiscal years.

PRINCIPAL SHAREHOLDERS

The following table sets forth the number and percentage of shares of our common stock beneficially owned as of October 5, 2007 and as adjusted to reflect the sale of shares in this offering by (i) each person known to us to be the beneficial owner of more than 5% of our common stock, (ii) each director, (iii) each of our named executive officers, and (iv) all directors and executive officers as a group.

The number of shares of our common stock outstanding on October 5, 2007 was 13,450,140. Unless otherwise indicated in the footnotes to the table, the address for each shareholder is c/o Uroplasty, Inc., 5420 Feltl Road, Minnetonka, Minnesota 55343, and to our knowledge, each shareholder identified in the table possesses sole voting and investment power over its shares of common stock, except for those jointly owned with that person’s spouse.

		Percentage of Shares
		Beneficially Owned
	Number of Shares	Before	After
Name of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Shareholders
SF Capital Partners Ltd(1)	1,390,014	10.3%	9.9%
CystoMedix, Inc.(2)	1,417,144	10.5%	8.6
Tapestry Investment Partners, LP(3)	1,092,600	8.1%	6.6
Heartland Advisors, Inc.(4)	1,188,332	8.8%	7.2
Perkins Capital Management(5)	902,102	6.6%	5.4
Officers and Directors
R. Patrick Maxwell(6)	183,634	1.4%	1.1
David B. Kaysen(7)	216,667	1.6%	1.3
Thomas E. Jamison(8)	128,100	1.0%	*
Lee A. Jones(9)	45,000	*
James P. Stauner(10)	45,000	*
Sven A. Wehrwein(11)	45,000	*
Mahedi A. Jiwani(12)	106,667	*
Susan Hartjes Holman(13)	518,042	3.8%	3.1
Larry Heinemann(14)	126,417	*
Arie J. Koole(15)	58,333	*
All directors and executive officers as group(16)	1,472,860	10.2%	8.5%

(1)	The address of SF Capital Partners Ltd. is c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, Wisconsin 53235. Excludes 704,167 shares underlying warrants (before offering); and includes 264,700 shares underlying warrants and excludes 439,467 shares underlying warrants (after offering). The warrants are subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% and 9.9% of our outstanding common stock, giving effect to such exercise. The holder may waive the 4.9% ownership cap, but such waiver will not be effective until the 61st day after delivery thereof. As a result, the holder is not deemed to be the beneficial owner of the shares underlying the warrants as of October 5, 2007. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore Management, LLC, which acts as investment manager and has sole power to direct the management of SF Capital Partners. Through Stark Offshore Management, Messrs. Roth and Stark possess voting and dispositive power over the shares held by SF Capital Partners and therefore may be deemed to be beneficial owners of the shares. Messrs. Roth and Stark disclaim such beneficial ownership. Based on a Schedule 13G/A filed February 14, 2007.

(2)	The address of CystoMedix, Inc. is c/o Frank Harvey, Esq., Larkin, Hoffman, Daly & Lindquist, Ltd., 7900 Xerxes Avenue South, Suite 1500, Bloomington, MN 55435. Jeffrey M. Williams is President and CEO of CystoMedix. Based on a Schedule 13G filed April 18, 2007.

(3)	The address of Tapestry Investment Partners, LP is 10 Weybosset Street, Suite 401, Providence, RI 02903. Eliot Rose Asset Management, LLC is deemed to be the beneficial owner of the shares pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Eliot Rose Asset Management, LLC acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. Gary S. Siperstein is deemed to be the beneficial owner of the shares pursuant to his ownership interest in Eliot Rose Asset Management, LLC. Based on a Schedule 13G filed February 14, 2007.

(4)	The address of Heartland Advisors, Inc. is 789 North Water Street, Milwaukee, Wisconsin 53202. Excludes 62,500 shares underlying warrants expiring in August 2011. The warrants are subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% and 9.9% of our outstanding common stock, giving effect to such exercise. The holder may waive the 4.9% ownership cap, but such waiver will not be effective until the 61st day after delivery thereof. As a result, the holder is not deemed to be the beneficial owner of the shares underlying the warrants as of October 5, 2007. Heartland Advisors and William J. Nasgovitz, President and a principal shareholder of Heartland Advisors, may be deemed to have shared voting and investment power over the shares. Each disclaims beneficial ownership over the shares. The shares are held in an investment advisory account of Heartland Advisors for the benefit of Turn the Tide, LP, a Wisconsin limited partnership.

(5)	The address of Perkins Capital Management is 730 East Lake Street, Wayzata, Minnesota 55391. Includes 85,000 shares underlying warrants expiring in April 2010 and 215,000 shares underlying warrants expiring in August 2011 that may be acquired upon the exercise of warrants within 60 days of October 5, 2007. Richard C. Perkins is Executive Vice President and Portfolio Manager of Perkins Capital Management.

(6)	Includes 80,000 shares that Mr. Maxwell may acquire upon exercise of options that are exercisable within 60 days of October 5, 2007.

(7)	Includes 216,667 shares that Mr. Kaysen may acquire upon the exercise of options that are exercisable within 60 days of October 5, 2007.

(8)	Includes 80,000 shares that Mr. Jamison may acquire upon exercise of options that are exercisable within 60 days of October 5, 2007.

(9)	Includes 45,000 shares that Ms. Jones may acquire upon the exercise of options that are exercisable within 60 days of October 5, 2007.

(10)	Includes 45,000 shares that Mr. Stauner may acquire upon the exercise of options that are exercisable within 60 days of October 5, 2007.

(11)	Includes 45,000 shares that Mr. Wehrwein may acquire upon the exercise of options that are exercisable within 60 days of October 5, 2007.

(12)	Includes 106,667 shares that Mr. Jiwani may acquire upon exercise of options that are exercisable within 60 days of October 5, 2007.

(13)	Includes 178,333 shares that Ms. Holman may acquire upon exercise of options that are exercisable within 60 days of October 5, 2007.

(14)	Includes 81,667 shares that Mr. Heinemann may acquire upon exercise of options that are exercisable within 60 days of October 5, 2007.

(15)	Includes 56,667 shares that Mr. Koole may acquire upon exercise of options that are exercisable within 60 days of October 5, 2007.

(16)	Includes 935,001 shares that our directors and executive officers may acquire upon exercise of options that are exercisable within 60 days of October 5, 2007.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 40,000,000 shares of common stock, $0.01 par value per share. As of October 5, 2007, we had outstanding 13,450,140 shares of common stock and 512 holders of records with respect to our common stock.

The following summary of provisions of our capital stock describes the material provisions of our restated articles of incorporation, as amended, and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of our shareholders. There is no cumulative voting. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of amounts payable to creditors. The shares of our common stock are not convertible and holders thereof have no preemptive rights. All issued and outstanding shares of common stock are fully paid and nonassessable.

Warrants

As of October 5, 2007, we had issued and outstanding warrants to purchase an aggregate of 2,116,478 common shares, at a weighted average exercise price of $3.81.

In connection with the April 2005 private placement, August 2006 private placement and December 2006 follow-on public offering, we issued five-year warrants to purchase 1,180,928, 764,500 and 121,050 common shares, respectively, at exercise prices of $4.75, $2.50 and $2.40 per share, respectively.

As part of a consulting agreement with CCRI Corporation, we have outstanding five-year warrants to purchase 50,000 shares of common stock at a per share price of $5.00.

Stock Options

As of October 5, 2007, we had 2,033,100 shares of our common stock subject to outstanding options (of which 1,558,263 are exercisable).

CystoMedix Shares

In April 2007, we issued 1,417,144 shares of our common stock to purchase from CystoMedix, Inc. certain intellectual property assets related to the Urgent PC system. The shares issued to CystoMedix will become eligible for public resale beginning in April 2008.

Indemnification of Directors and Officers and Limitation on Liability

Our restated articles of incorporation, as amended, provide that our directors will not be liable to us or our shareholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise not permitted under Section 302A.251 of the Minnesota Business Corporation Act. This provision will not prevent our shareholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws.

Our bylaws require us to indemnify our directors and officers to the extent permitted by Section 302A.521 of the Minnesota Business Corporation Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons in accordance with the provisions contained in our articles and bylaws, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Minnesota Anti-Takeover Law and Provisions of our Articles of Incorporation

We are subject to the anti-takeover provisions of Section 302A.673 of the Minnesota Business Corporation Act. Under these provisions, if anyone becomes an “interested shareholder,” we may not enter into a “business combination” with that person for four years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 302A.673, “interested shareholder” means, generally, someone owning 10% or more of our outstanding voting stock or an affiliate of ours that owned 10% or more of our outstanding voting stock during the past four years, subject to certain exceptions.

Provisions of our articles of incorporation may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our articles of incorporation provide for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is StockTrans, Inc.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Number of
Underwriters	Shares

Craig-Hallum Capital Group LLC
Noble International Investments, Inc
Total

3,000,000

The underwriters have advised us that they propose to offer the shares of our common stock to the public at $      per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $      per share. The underwriters may allow and the dealers may reallow a concession of not more than $      per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 450,000 shares of common stock at the same price to the public, and with the same underwriting discount, as set forth in the table on the cover of this prospectus. The underwriters may exercise this option at any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to the terms of the purchase agreement, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per Share	$	$

In addition to the underwriting commissions described above, we will reimburse Craig-Hallum Capital Group for all reasonable travel, legal and other out-of-pocket expenses not to exceed $75,000.

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be $225,000. The total offering price is $12,390,000 if the over-allotment option is not exercised and $14,248,500 if the over-allotment option is exercised. Total net proceeds will be $13,168,590 if the over-allotment option is exercised in full.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We, and each of our directors and executive officers, have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the initial 90-day lock-up period, we announce earnings or other material news or a material event relating to us occurs or (2) prior to the expiration of the initial 90-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 90-day lock-up period, then in each case the initial 90-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of the earnings release or the occurrence of the material news or material event, as applicable, unless Craig-Hallum Capital Group waives, in writing, this extension.

We have agreed for a period of 90 days from the date of this prospectus not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Craig-Hallum Capital Group. The agreements provide exceptions for (1) sales to the underwriters pursuant to the underwriting agreement, (2) our sales in connection with the exercise of options granted and the granting of options to purchase up to an additional 100,000 shares under our existing stock option plans and agreements and (3) certain other exceptions.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result of such transactions, the price of our shares may be higher than the price that might otherwise exist in the open market.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transaction is uncertain. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters and selling group members may also engage in passive market making transactions in the common stock on the American Stock Exchange. Passive market making consists of displaying bids on the American Stock Exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

At our request, the underwriters have reserved for sale to our directors and executive officers at the public offering price up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by the underwriters. The purchasers of these shares are subject to a lock-up agreement as described above. We do not know if our directors and executive officers will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Craig-Hallum Capital Group has acted as placement agent in connection with our private placements completed in April 2005 and August 2006 and a follow-on public offering completed in December 2006, for which it received customary compensation. From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in investment banking transactions with us and our affiliates.

The underwriters may facilitate the marketing of this offering online directly or through their affiliates. In those cases, prospective investors may view the offering terms and a prospectus online and place orders online or through their financial advisors.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by this prospectus will be passed upon by Messerli & Kramer P.A. Certain legal matters in connection with this offering will be passed upon for the underwriters by Faegre & Benson LLP.

EXPERTS

Our consolidated financial statements as of and for the years ended March 31, 2007 and 2006 included in this prospectus have been so included in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form SB-2 under the Securities Act with the SEC with respect to this offering. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement.

We are subject to the informational requirements of the Exchange Act and file reports, proxy statements, and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Uroplasty, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Uroplasty, Inc.
Minneapolis, Minnesota

We have audited the consolidated balance sheets of Uroplasty, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uroplasty, Inc. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment” on April 1, 2006, and also as disclosed in Note 1 to the consolidated financial statements on March 31, 2007, the Company adopted Statement of Financial Accounting Standard No. 158, “Employers’ Accounting For Defined Benefit Pension and Other Postretirement Plans”.

/s/  McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 6, 2007

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2007 and 2006

	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$3,763,702	$1,563,433
Short-term investments	3,000,000	1,137,647
Accounts receivable, net	1,240,141	716,587
Income tax receivable	113,304	270,934
Inventories	823,601	757,062
Other	272,035	353,178

Total current assets	9,212,783	4,798,841
Property, plant, and equipment, net	1,431,749	1,079,438
Intangible assets, net of accumulated amortization of $431,097 and $327,586, respectively	308,093	411,604
Deferred tax assets	93,819	111,361

Total assets	$11,046,444	$6,401,244

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities — long-term debt	$78,431	$41,658
Deferred rent — current	35,000	—
Accounts payable	544,507	506,793
Accrued liabilities:
Compensation	887,253	411,708
Restructuring reserve	221,259	—
Consulting fees and outside services	273	155,396
Warrant liability	—	665,356
Other	238,885	350,877

Total current liabilities	2,005,608	2,131,788
Long-term debt — less current maturities	427,382	389,241
Deferred rent — less current portion	214,381	—
Accrued pension liability	596,026	473,165

Total liabilities	3,243,397	2,994,194

Commitments and Contingencies
Shareholders’ equity:
Common stock $.01 par value; 40,000,000 shares authorized, 11,614,330 and 6,937,786 shares issued and outstanding at March 31, 2007 and 2006, respectively	116,143	69,378
Additional paid-in capital	23,996,818	14,831,787
Accumulated deficit	(16,010,990)	(11,034,100)
Accumulated other comprehensive loss	(298,924)	(460,015)

Total shareholders’ equity	7,803,047	3,407,050

Total liabilities and shareholders’ equity	$11,046,444	$6,401,244

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2007 and 2006

	2007	2006

Net sales	$8,311,001	$6,142,612
Cost of goods sold	2,590,535	1,837,716

Gross profit	5,720,466	4,304,896

Operating expenses
General and administrative	3,199,500	2,958,982
Research and development	2,276,526	3,324,201
Selling and marketing	5,216,765	3,399,896

	10,692,791	9,683,079

Operating loss	(4,972,325)	(5,378,183)

Other income (expense)
Interest income	119,534	142,379
Interest expense	(38,096)	(29,494)
Warrant benefit (expense)	(29,068)	707,320
Foreign currency exchange gain (loss)	26,610	(31,195)
Other, net	62,791	(413)

	141,771	788,597

Loss before income taxes	(4,830,554)	(4,589,586)
Income tax expense (benefit)	146,336	(46,873)

Net loss	$(4,976,890)	$(4,542,713)

Basic and diluted loss per common share	$(0.58)	$(0.67)
Weighted average common shares outstanding:
Basic and diluted	8,591,454	6,746,412

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
Years ended March 31, 2007 and 2006

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity

Balance at March 31, 2005	4,699,597	$46,996	$9,366,644	$(6,491,387)	$(130,357)	$2,791,896
Proceeds from private placement, net of costs of $934,679	2,147,142	21,471	6,558,847	—	—	6,580,318
Reissue of warrants plus registration costs of $21,234	—	—	(1,394,000)	—	—	(1,394,000)
Liquidated damages settlement shares	57,381	574	150,403	—	—	150,977
Proceeds from exercise of stock options	33,666	337	45,362	—	—	45,699
Extension of employee options after termination	—	—	104,531	—	—	104,531
Comprehensive Loss	—	—	—	(4,542,713)	(329,658)	(4,872,371)

Balance at March 31, 2006	6,937,786	69,378	14,831,787	(11,034,100)	(460,015)	3,407,050
Proceeds from private placement, net of costs of $275,305	1,389,999	13,900	1,795,844	—	—	1,809,744
Proceeds from follow-on offering, net of costs of $562,872	2,430,000	24,300	4,272,878	—	—	4,297,178
Proceeds from exercise of warrants, net of registration costs of $13,473	662,942	6,629	1,305,782	—	—	1,312,411
Reclassification of warrant liability to equity upon exercise of warrants	—	—	694,424	—	—	694,424
Proceeds from exercise of stock options	175,849	1,758	305,379	—	—	307,137
Employee Retirement Savings Plan Contribution	17,754	178	44,207	—	—	44,385
Share-Based Compensation	—	—	746,517	—	—	746,517
Comprehensive Loss	—	—	—	(4,976,890)	161,091	(4,815,799)

Balance at March 31, 2007	11,614,330	$116,143	$23,996,818	$(16,010,990)	$(298,924)	$7,803,047

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2007 and 2006

	2007	2006

Cash flows from operating activities:
Net loss	$(4,976,890)	$(4,542,713)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	299,849	261,496
Loss (gain) on disposal of equipment	(3,568)	1,343
Warrant expense (benefit)	29,068	(707,320)
Stock-based consulting expense	61,972	—
Stock-based compensation expense	684,545	—
Stock-based severance expense	—	104,531
Deferred income taxes	20,230	(16,015)
Deferred rent	(32,083)	—
Changes in operating assets and liabilities:
Accounts receivable	(447,709)	163,701
Inventories	21,114	(280,505)
Other current assets and income tax receivable	278,394	(362,009)
Accounts payable	17,229	158,381
Accrued liabilities	429,919	585,992
Accrued pension liability, net	81,611	62,454

Net cash used in operating activities	(3,536,319)	(4,570,664)

Cash flows from investing activities:
Purchases of short-term investments	(3,020,220)	(4,768,323)
Proceeds from sales of short-term investments	1,157,867	3,718,036
Purchases of property, plant and equipment	(196,417)	(252,238)
Proceeds from sales of equipment	4,294	—
Payments for intangible assets	—	(454,167)

Net cash used in investing activities	(2,054,476)	(1,756,692)

Cash flows from financing activities:
Proceeds from long-term obligations	211,000	—
Repayment of long-term obligations	(177,838)	(41,847)
Proceeds from issuance of common stock and warrants and exercise of options	7,726,470	6,604,693

Net cash provided by financing activities	7,759,632	6,562,846

Effect of exchange rates on cash and cash equivalents	31,432	(77,381)

Net increase in cash and cash equivalents	2,200,269	158,109
Cash and cash equivalents at beginning of year	1,563,433	1,405,324

Cash and cash equivalents at end of year	$3,763,702	$1,563,433

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$31,693	$21,299
Cash paid (received) during the year for income taxes	$(54,859)	$94,442
Supplemental disclosure of non-cash financing and investing activities:
Employee retirement savings plan contribution issued in common shares	$44,385	$—
Shares issued for liquidated damages settlement	—	150,977
Property, plant and equipment additions funded by lessor allowance and classified as deferred rent	280,000	—

See accompanying notes to consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007 and 2006

1.	Summary of Significant Accounting Policies

Nature of Business.  Uroplasty, Inc. and subsidiaries (the “Company”) is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company offers minimally invasive products to treat urinary and fecal incontinence and overactive bladder symptoms. In addition, the Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation, fecal incontinence and soft tissue facial augmentation. The Company sells its products in and outside of the United States. In fiscal 2007, the Company expanded its sales, marketing and reimbursement organizations in the U.S. to market the products directly to the customers. The Company had minimal sales to customers in the U.S. in fiscal 2006.

Principles of Consolidation.  The consolidated financial statements include the accounts of the Company and its wholly owned foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition.  The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable and collectibility is probable. Generally, these criteria are met at the time the product is shipped to the customer. Shipping and handling charges billed to customers are included in net sales, and shipping and handling costs incurred by the Company are included in cost of sales. There are no customer acceptance provisions. The Company sells its products to end users and to distributors who sell to other distributors and end users. Payment terms range from prepayment to 60 days. The distributor payment terms are not contingent on the distributor selling the product to other distributors or end users. Customers do not have the right to return unsold products to the Company except for warranty claims. The Company offers customary product warranties. Two customers accounted for approximately 10% each of the Company’s net sales in fiscal 2007. During fiscal 2006, the same two customers accounted for approximately 14% and 11% of the Company’s net sales.

Use of Estimates.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company’s significant accounting policies and estimates include revenue recognition, accounts receivable, valuation of inventory, foreign currency translation/transactions, the determination of recoverability of long-lived and intangible assets, share-based compensation, defined benefit pension plans, and income taxes.

Disclosures About Fair Value of Financial Instruments.  The Company used the following methods and assumption to estimate the fair value of each class of certain financial instruments for which it is practicable to estimate that value:

•	Cash equivalents and short-term investments: The carrying amount approximates fair value because of the short maturity of these instruments.

•	Notes payable: The Company has estimated the fair value of its notes payable based on the current rates offered to the Company for similar instruments with the same remaining maturities and similar collateral requirements. At March 31, 2007 and 2006, the fair value of the Company’s notes payable approximated their carrying value.

Cash and Cash Equivalents.  The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash in bank accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Short-term Investments.  Short-term investments consist of certificates of deposit that mature within the next twelve months. Based on the short-term nature of these investments, their cost approximates their fair market value.

Accounts Receivable.  The Company carries its accounts receivable at the original invoice amount less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts. The Company determines the allowance for doubtful accounts based on customer financial condition and historical and expected credit loss experience. The Company writes off accounts receivable when deemed uncollectible. The Company records recoveries of accounts receivable previously written off when received. The allowance for doubtful accounts was $7,000 and $42,000 at March 31, 2007 and 2006, respectively.

Inventories.  The Company states inventories at the lower of cost (first-in, first-out method) or market (net realizable value). The inventory reserve was $229,000 and $100,000 at March 31, 2007 and 2006, respectively. Inventories consist of the following at March 31, 2007 and 2006:

	2007	2006

Raw materials	$254,988	$340,268
Work-in-process	20,773	26,183
Finished goods	547,840	390,611

	$823,601	$757,062

We purchase several medical grade materials and other components for use in our finished products from single source suppliers meeting our quality and other requirements. Although we believe our supply sources could be replaced if necessary without due disruption, it is possible that the process of qualifying new suppliers could cause an interruption in our ability to manufacture our products, which could have a negative impact on sales.

Property, Plant, and Equipment.  The Company carries property, plant, and equipment at cost, which consist of the following at March 31, 2007 and 2006:

	2007	2006

Land	$163,383	$148,402
Building	729,798	662,882
Leasehold improvements	690,413	369,741
Equipment	1,339,892	1,162,185

	2,923,486	2,343,210
Less accumulated depreciation	(1,491,737)	(1,263,772)

	$1,431,749	$1,079,438

The Company provides for depreciation using the straight-line method over useful lives of three to seven years for equipment and 40 years for the building. The Company charges maintenance and repairs to expense as incurred. The Company capitalizes renewals and improvements and depreciates them over the shorter of their estimated useful service lives or the remaining lease term.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible Assets.  Intangible assets are comprised of patents and licensed technology which the Company amortizes on a straight-line basis over their estimated useful lives or contractual terms, whichever is less.

		March 31, 2007
	Estimated	Gross
	Lives	Carrying	Accumulated
	(Years)	Amount	Amortization	Net Value

Licensed technology	5	$501,290	$208,373	$292,917
Patents and inventions	6	237,900	222,724	15,176

		$739,190	$431,097	$308,093

		March 31, 2006

Licensed technology	5	$501,290	$111,183	$390,107
Patents and inventions	6	237,900	216,403	21,497

		$739,190	$327,586	$411,604

In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc. for the Urgent PC system. Under this license agreement, the Company paid CystoMedix an aggregate of $475,000 (an initial payment of $225,000 and an additional payment of $250,000 in 12 equal monthly installments) and agreed to pay a 7% royalty on product sales to the extent the cumulative royalty amount exceeds $250,000. The Company has capitalized the aggregate payment as licensed technology. The Company did not owe any royalty payments to CystoMedix in fiscal 2007.

Estimated annual amortization for these assets for the years ending March 31, is as follows:

2008	$101,000
2009	101,000
2010	98,000
2011	8,000

$308,000

Impairment of Long-Lived Assets.  Long-lived assets at March 31, 2007 consist of property, plant and equipment and intangible assets. The Company reviews its long-lived assets for impairment whenever events or business circumstances indicate that the Company may not recover the carrying amount of an asset. The Company measures recoverability of assets held and used by a comparison of the carrying amount of an asset to future undiscounted net cash flows the Company expects to generate by the asset. If the Company considers such assets impaired, the Company measures the impairment recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company recognized impairment of $3,000 in relation to its announced plans to close its Eindhoven, The Netherlands manufacturing facility and transition the production to its facility in Minnesota.

Product Warranty.  The Company warrants its new products to be free from defects in material and workmanship under normal use and service for a period of twelve months after date of sale. Under the terms of these warranties, the Company repairs or replaces products it deems defective due to

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

material or workmanship. The Company recognized warranty expense of $26,000 and $0 for the years ended March 31, 2007 and 2006, respectively.

Deferred Rent.  The Company entered into an eight-year operating lease agreement, effective May 2006, for its corporate facility. As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements. The Company recorded this incentive as deferred rent and amortizes it as a reduction in lease expense over the lease term. The Company amortizes leasehold improvements and charges them to expense over the shorter of the asset life or the lease term.

Foreign Currency Translation.  The Company translates all assets and liabilities using period-end exchange rates and statements of operations items using average exchange rates for the period. The Company records the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. The Company recognizes foreign currency transaction gains and losses currently in its consolidated statement of operations, including unrealized gains and losses on short-term inter-company obligations using period-end exchange rates. The Company recognizes unrealized gains and losses on long-term inter-company obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.

The Company recognizes exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the euro and British pound (currencies of the Company’s subsidiaries), as well as on account of their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. The Company recognized net foreign currency gain (loss) of $27,000 and $(31,000) for the years ended March 31, 2007 and 2006, respectively.

Stock-Based Compensation.  On April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment — Revised 2004,” or SFAS 123(R), using the modified prospective transition method. Prior to the adoption of SFAS 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.

Under the modified prospective method, the Company recognized share-based employee compensation cost using the fair-value based method for all new awards granted on or after April 1, 2006 and to awards granted prior to April 1, 2006 that were subsequently modified, repurchased or canceled. The Company recognized compensation costs for unvested stock options and awards that were outstanding as of the April 1, 2006 adoption date, over the remaining requisite service period based on the grant-date fair value of those options and awards as previously calculated under the pro-forma disclosures pursuant to Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation, or SFAS 123.” The Company did not restate the prior period to reflect the impact of adopting SFAS 123(R). Also, see Note 3 to the consolidated financial statements for accelerated vesting of certain options in February 2006. As a result of adopting SFAS 123(R) on April 1, 2006, the net loss and net loss per common share for the year ended March 31, 2007 were $685,000 and $0.08 higher, respectively, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table illustrates the effect on net loss and net loss per common share had the Company accounted for stock-based compensation in accordance with SFAS 123 for fiscal 2006:

Net loss — As reported	$(4,542,713)
Deduct: Pro forma stock-based employee compensation expense determined under fair value-based method	(3,062,324)

Net loss — Pro forma	$(7,605,037)

Net loss per common share — As reported:
Basic and diluted	$(0.67)
Net loss per common share — Pro forma:
Basic and diluted	$(1.13)

The above pro forma effects on net loss and net loss per common share are not likely to be representative of the effects on reported net loss for future years because options vest over several years and additional awards generally are made each year. The effects of future periods would also be affected by the February 2006 accelerated vesting of options (see Note 3 to the consolidated financial statements).

Income Taxes.  The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. The Company measures deferred tax assets and liabilities using enacted tax rates it expects to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. During fiscal 2007 and 2006 the Company’s Dutch subsidiary recorded income tax expense (benefit) of approximately $146,000 and $(47,000) respectively. The Company’s U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions.

Basic and Diluted Net Loss per Common Share.  The Company calculates basic per common share amounts by dividing net loss by the weighted-average common shares outstanding. The Company computes diluted per common share amounts similar to basic per common share amounts except that the Company increases weighted-average shares outstanding to include additional shares for the assumed exercise of stock options and warrants, if dilutive. Because the Company had a loss in fiscal 2007 and 2006, diluted shares were the same as basic shares since the effect on options and warrants would be anti-dilutive. The Company excluded the following options and warrants outstanding at March 31, 2007 and 2006 to purchase shares of common stock from diluted loss per share as their impact would be anti-dilutive:

	Number of	Range of
	Options/Warrants	Exercise Prices

Years ended:
March 31, 2007	4,336,344	$1.10 - 5.30
March 31, 2006	3,875,473	$0.90 - 10.50

New Accounting Pronouncements

In March 2006, the FASB released EITF Issue No. 06-3, “How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement,” or EITF Issue 06-3. EITF Issue 06-3 concluded that the presentation of sales, use, value-added and certain excise taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed in the financial statements. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF Issue 06-3 is effective for periods beginning after December 15, 2006. The Company’s accounting policy is to present sales on a net basis, and accordingly, adoption of EITF Issue 06-3 did not have a material effect on its consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. FIN 48 provides that the tax effects from an uncertain tax position be recognized in financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact, if any, of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued Statement 157, Fair Value Measurements, or SFAS 157, which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles. SFAS 157 sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In September 2006, the FASB issued Statement 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS 158. SFAS 158 amends SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions and SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. The amendments retain most of the existing measurement and disclosure guidance and will not change the amounts recognized in the Company’s statement of operations. SFAS 158 requires companies to recognize a net asset or liability with an offset to equity, for the amount by which the defined-benefit-postretirement obligation is over or under-funded. SFAS 158 requires prospective application, and the recognition and disclosure requirements became effective for the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2007. The Company adopted SFAS 158 as further discussed in Note 5, Savings and Retirement Plans, to the consolidated financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years’ financial statements. Adoption of SAB 108, effective for the Company’s fiscal year ended March 31, 2007, did not have a material impact on the Company’s consolidated financial statements.

In February 2007, FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159. This statement allows all entities to choose, at specified election dates, to measure eligible items at fair value. Under this option, an entity will report in earnings unrealized gains and losses on items for which it has elected the fair value option. This statement is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the company has also elected to apply the provisions of FASB Statement No. 157, Fair Value

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Measurements. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.

2.	Notes Payable

Notes payable consist of the following at March 31, 2007 and 2006:

	2007	2006

$100,000 secured note, monthly payments $3,151, inclusive of interest, through June 2009, at a fixed interest rate of 8.25% per annum	$77,280	$—
Mortgage note, monthly payments of $3,234 plus interest through December 2017, at a fixed interest rate of 4.7% per annum from May 2006 through April 2011	418,565	415,422
Note payable, monthly payments of $588 plus interest through August 2008 at a fixed rate of 4.4% per annum	9,968	15,477

	$505,813	$430,899
Less current maturities	78,431	41,658

	$427,382	$389,241

Approximate future amounts of principal payments of long-term debt for the years ended March 31, are as follows:

2008	$78,000
2009	77,000
2010	48,000
2011	39,000
2012	39,000
Thereafter	225,000

$506,000

In October 2006, the Company amended its business loan agreement with Venture Bank. The amended agreement provided for a credit line of up to $500,000 secured by the Company’s assets and was set to expire in April 2007 if not renewed. Under this agreement, the Company could borrow up to 50% of the value of the inventory on hand in the U.S. and 75% of the U.S. accounts receivable value. The bank charged interest on the loan at the rate of one percentage point over the prime rate (8.25% on March 31, 2007), subject to a minimum interest rate of 7% per annum.

In addition, Uroplasty BV, the Company’s subsidiary, entered into an agreement with Rabobank of The Netherlands for a €500,000 (approximately $667,000) credit line. The bank charges interest on the loan at the rate of one percentage point over the Rabobank base interest rate (5.25% on March 31, 2007), subject to a minimum interest rate of 3.5% per annum.

At March 31, 2007 and 2006, the Company had no outstanding balances under the credit agreements.

3.	Shareholders’ Equity

Stock Options.  The Company has outstanding 986,866 options to purchase shares of common stock granted under the 1995, 2002 and 2006 option plans. Options granted under these plans

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

generally expire over a period ranging from five to seven years from date of grant and vest at varying rates ranging up to five years. The Company froze the 1995 and 2002 plans and cannot grant any new options from these plans, upon adoption by the shareholders of the 2006 plan.

The Company has outstanding 1,183,000 options to purchase shares of common stock, not granted under the 1995, 2002 and 2006 plans, that expire up to ten years from date of grant and vest at varying rates ranging up to five years.

The Company grants options at the discretion of the directors. Holders may exercise options at a price equal to or greater than the fair market value of the Company’s common stock at date of grant. The plans generally provide for the exercise of options during a limited period following termination of employment, death or disability.

The following table summarizes the activity related to the Company’s stock options in fiscal 2007:

	Number of	Weighted Avg.	Aggregate
	Shares	Exercise Price	Intrinsic Value

Balance at March 31, 2005	1,720,859	$3.96
Granted	330,000	3.20
Exercised	(33,666)	1.36
Cancelled	(128,866)	4.94

Balance at March 31, 2006	1,888,327	3.80
Options granted	686,000	2.46
Options exercised	(175,849)	1.75
Options surrendered	(228,612)	3.10

Balance at March 31, 2007	2,169,866	$3.62	$1,125,000

Options exercisable at March 31, 2007	1,666,282	$3.95	$759,000

The weighted average fair value of stock options granted during 2007 and 2006 was $2.02 and $2.74, respectively. The weighted average fair value of stock options vested during 2007 and 2006 was $3.24 and $3.86, respectively. The total intrinsic value of options exercised during the years ended March 31, 2007 and 2006 was $170,600 and $56,000, respectively.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding at March 31, 2007:

		Weighted
		Average
	Number	Remaining
	of Shares	Life in	Number
Exercise Price	Outstanding	Years	Exercisable

$1.10	251,000	0.43	251,000
1.82	135,000	4.41	45,000
2.10	10,000	4.17	2,500
2.25	18,000	0.41	18,000
2.40	10,000	3.99	5,000
2.47	10,000	2.15	0
2.50	300,000	9.14	100,000
2.52	10,000	4.66	2,500
2.63	98,000	6.85	0
2.70	10,000	0.13	5,000
2.75	30,000	2.57	30,000
2.80	53,000	0.62	50,750
2.85	61,666	2.04	29,999
2.90	10,000	4.58	3,333
3.00	100,000	8.63	100,000
3.45	40,000	2.92	0
3.50	10,000	1.51	10,000
3.75	5,000	2.29	5,000
3.80	20,000	3.51	20,000
4.10	500	2.86	500
4.20	25,000	0.15	25,000
5.19	500,000	7.76	500,000
5.30	462,700	2.48	462,700

	2,169,866		1,666,282

The Company determines the fair value of the option awards using the Black-Scholes option pricing model. The Company used the following weighted-average assumptions to value the options granted in fiscal 2007 and 2006.

	2007	2006

Expected life in years	6.92	6.52
Risk-free interest rate(%)	4.92%	4.39%
Expected volatility(%)	102.5%	116%
Expected dividend yield	0%	0%

The expected life selected for options granted represents the period of time the Company expects options to be outstanding based on historical data of option holder exercise and termination behavior for similar grants. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate over the expected life at the time of grant. Expected volatility is based upon historical volatility of the Company’s stock. The Company estimated the forfeiture rate for stock awards to range from 0% to 8.7% in 2007 based on the historical employee turnover rates. The expected life of the options is based on the historical life of previously granted options which are generally held to maturity.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of March 31, 2007 the Company had approximately $693,000 of unrecognized compensation cost related to share-based payments projected to be recognized over a weighted-average period of approximately 1.8 years.

Proceeds from exercise of stock options were $307,000 and $45,700 in fiscal 2007 and 2006, respectively.

Accelerated Vesting.  In February 2006, the Company’s Board of Directors approved a plan to accelerate the vesting of out-of-the-money, unvested stock options previously granted to the Company’s employees, officers and directors. The Company considered an option “out-of-the-money” if the stated exercise price exceeded $2.85, the then closing price of the Company’s common stock. Pursuant to this action, options to purchase approximately 0.4 million shares of the Company’s common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.

The Company accelerated the vesting of options in fiscal 2006 to minimize the amount of compensation expense it would otherwise recognize upon adoption of SFAS No. 123(R) on April 1, 2006. None of these options had intrinsic value at the acceleration date under APB Opinion No. 25. The Company estimates that acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that it would otherwise recognize over the next three fiscal years, upon adoption of SFAS No. 123(R). This amount is included in the fiscal 2006 pro forma net loss computation shown in Note 1 to the consolidated financial statements.

Warrants.  As of March 31, 2007, the Company had issued and outstanding warrants to purchase an aggregate of 2,166,478 common shares, at a weighted average exercise price of $3.79.

In connection with the equity offerings of April 2005 private placement, August 2006 private placement and December 2006 follow-on offering, the Company issued five-year warrants to purchase 1,180,928, 764,500, 121,050 common shares, respectively, at exercise prices of $4.75, $2.50 and $2.40 per share, respectively.

As part of a consulting agreement with CCRI Corporation, the Company issued five-year warrants in April 2003 and November 2003, each to purchase 50,000 shares of common stock at a per share price of $3.00 and $5.00, respectively.

Proceeds from exercise of warrants were approximately $1.3 million and $0 in fiscal 2007 and 2006, respectively.

In April 2005, the Company recognized a liability and an equity charge of $1.4 million associated with the reissue of certain warrants. At each subsequent reporting period, the Company recognized in other income (expense) the change in fair value of the warrants due to the change in the value of the Company’s common stock issuable upon exercise of these warrants. In March 2007, upon exercise of the warrants and at the end of warrant exercise period, the Company reclassified a warrant liability of $0.7 million to equity.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Comprehensive Loss.  Other comprehensive loss consists of accumulated translation adjustment, and pension related items as follows:

	Accumulated	Accumulated
	Translation	Additional Pension
	Adjustment	Liability	Total

Balance at March 31, 2005	$(64,573)	$(65,784)	$(130,357)
Translation adjustment	(206,356)	—	(206,356)
Pension related	—	(123,302)	(123,302)

Balance at March 31, 2006	$(270,929)	$(189,086)	$(460,015)
Translation adjustment	178,359	—	178,359
Pension related	—	(17,268)	(17,268)

Balance at March 31, 2007	$(92,570)	$(206,354)	$(298,924)

4.	Commitments and Contingencies

Restructuring Reserve.  In the fourth quarter of fiscal 2007, the Company announced plans to close its Eindhoven, The Netherlands manufacturing facility and transition the production to its facility in Minnesota. At March 31, 2007, the Company has provided a restructuring reserve of $221,259, related to severance pay for three employees.

Royalties.  The Company has received an absolute assignment of a patent relating to the Macroplastique Implantation System, in return for a royalty of 10 British Pounds for each unit sold during the life of the patent. Under the terms of an agreement with former officers and directors of the Company, the Company pays royalties equal to between three percent and five percent of the net sales of certain Macroplastique products, subject to a specified monthly minimum of $4,500. The royalties payable under this agreement will continue until the patent referenced in the agreement expires in 2010. The Company recognized an aggregate of $180,000 and $168,000 of royalty expense, under these agreements in fiscal 2007 and 2006, respectively.

In April 2005, the Company entered into an exclusive manufacturing and distribution agreement with CystoMedix, Inc. for the Urgent PC system. The agreement required the Company to pay CystoMedix an aggregate of $475,000 (an initial payment of $225,000 and an additional payment of $250,000 in 12 equal monthly installments) and a 7% royalty payment on product sales to the extent the cumulative royalty amount exceeds $250,000. In April 2007, the Company acquired from CystoMedix certain intellectual property assets related to the Urgent PC system and terminated the April 2005 exclusive manufacturing and distribution agreement (see Note 9, Subsequent Events).

Purchase Requirements.  The Company has an exclusive distribution agreement with CL Medical through December 2010, allowing the Company to market and sell the I-Stop urethral sling in the United Kingdom. Under the agreement, the Company is required to purchase a minimum of $347,000 of units in calendar 2007, increasing to $500,000 of units in calendar 2010, for an aggregate commitment of approximately $2 million of units over the calendar period 2007 to 2010, subject to periodic adjustment based on the value of the euro. In addition, the Company has commitments, generally for periods of less than two years, to purchase from various vendors finished goods and manufacturing components under issued purchase orders.

Operating Lease Commitments.  The Company leases office, warehouse, and production space under three operating leases and leases various automobiles for its European employees. At

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

March 31, 2007, approximate future minimum lease payments under noncancelable operating leases with an initial term in excess of one year are as follows:

2008	$271,000
2009	239,000
2010	187,000
2011	185,000
2012	184,000
Thereafter	307,000

$1,373,000

Total operating lease expenses were $392,000 and $355,000 in fiscal 2007 and 2006, respectively.

Employment Agreements.  The Company has entered into employment agreements with certain officers, the terms of which, among other things, specify a base salary subject to annual adjustment by mutual agreement of the parties, and a severance payment to the employee upon employment termination without cause. The Company provides for various severance amounts payable under the agreements after employment termination. Contemporaneously with the execution of their employment agreement, some of the officers executed an Employee Confidentiality, Inventions, Non-Solicitation, and Non-Compete Agreement. This agreement prohibits the employee from disclosing confidential information, requires the employee to assign to the Company without charge all intellectual property relating to the Company’s business which is created or conceived during the term of employment, prohibits the employee from encouraging employees to leave the employment of the Company for any reason and prohibits competition with the Company during the term of employment and for a specified term thereafter.

Product Liability.  The medical device industry is subject to substantial litigation. The Company faces an inherent risk of liability for claims alleging adverse effects to the patient. The Company currently carries $2 million of worldwide product liability insurance. There can be no assurance, however, that the Company’s existing insurance coverage limits are adequate to protect it from any liabilities it might incur.

5.	Savings and Retirement Plans

The Company sponsors various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. The Company’s retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. The Company may also make discretionary contributions ratably to all eligible employees. The Company’s contributions in fiscal 2007 and 2006 in the United States were made in the form of Company common stock and became fully vested when made. The total contribution expense associated with these plans in the United States was $44,385 and $0 for fiscal 2007 and 2006, respectively.

The Company’s international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. The UK subsidiary’s defined benefit plan was frozen on December 31, 2004. On March 10, 2005, the UK subsidiary established a defined contribution plan. The Netherlands defined benefit retirement plan was closed for new participants as of April 1, 2005. On April 1, 2005, The Netherlands subsidiary established a defined contribution plan for new employees. The total contribution expense associated

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with the defined contribution plans in The Netherlands and the United Kingdom was $52,704 and $46,079 for fiscal 2007 and 2006, respectively.

On March 31, 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, or SFAS 158. SFAS 158 requires companies to recognize a net asset or liability with an offset to equity, for the amount by which the defined-benefit-postretirement obligation is over or under-funded. The adoption of SFAS 158 had the following impact on individual captions in its consolidated balance sheet as of March 31, 2007:

	Before Adoption of		After Adoption of
	SFAS 158	Adjustments	SFAS 158

Deferred Tax Assets, non current	$59,250	$34,570	$93,820
Accrued Pension Liability	460,457	135,569	596,026
Accumulated additional pension liability	$(206,376)	$22	$(206,354)

In the fourth quarter of fiscal 2007, the Company announced a plan to restructure its manufacturing operations. The restructuring resulted in a curtailment of $98,146 in the projected benefit obligation and a curtailment gain, recognized as a reduction in net periodic benefit cost, of $205,441 in fiscal 2007.

As of March 31, 2007 and 2006, the Company held all the assets of the U.K. and The Netherlands pension plans in Swiss Life Insured Assets.

The Company projects the following pension benefit payments, which reflect expected future service, for the U.K., and the Netherlands defined benefit plans, for the fiscal year ended March 31 2007:

2008	$219
2009	469
2010	753
2011	1,077
2012	1,446
2013 to 2017	138,026

$141,990

The Company expects to contribute approximately $299,396 to the U.K. and The Netherlands defined benefit pension plans during fiscal 2008. In The Netherlands no contributions were made to the plan in the year ended March 31, 2007.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the change in benefit obligation and the change in plan assets for the years ended March 31, 2007 and 2006:

	2007	2006

Changes in benefit obligations:
Projected benefit obligation, beginning of year	$2,475,952	$2,062,036
Service cost	185,494	170,319
Interest cost	124,605	99,773
Other	21,961	11,486
Actuarial result	(465,301)	278,123
Curtailment	(98,146)	—
Plan amendment	(700,319)	—
Foreign currency translation	226,107	(145,785)

Projected benefit obligation, end of year	$1,770,353	$2,475,952

Changes in plan assets:
Plan assets, beginning of year	$1,406,317	$1,246,402
Contributions to plan	43,918	201,184
Benefits paid	—	—
Management cost	(27,783)	(23,112)
Actual return on assets	(385,737)	70,681
Foreign currency translation	137,613	(88,838)

Plan assets, end of year	$1,174,328	$1,406,317

The funded status of the Company’s pension retirement plans at March 31, 2007 and 2006, are as follows:

	2007	2006

Funded status	$(596,026)	$(1,069,635)
Unrecognized net transition obligation (assets)	—	—
Unrecognized net actuarial loss (gain)	755,358	824,876
Unrecognized prior service costs (benefit)	(514,413)	(228,406)

Net amount recognized	$(355,081)	$(473,165)

The amount recognized in other comprehensive income at March 31, consists of:

	2007	2006

Unrecognized net transition cost	$—	$—
Unrecognized net prior service (benefit)/cost	(514,413)	—
Unrecognized net (gains)/losses	755,359	228,406

Additional Other Comprehensive Income	$240,946	$228,406

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information for the Company’s plans with an accumulated benefit obligation in excess of plan assets at March 31, 2007 and 2006 is as follows:

	2007	2006

Projected benefit obligation	1,770,353	2,475,952
Accumulated benefit obligation	1,437,953	1,880,195
Fair value of plan assets	1,174,328	1,406,317

The cost of the Company’s defined benefit retirement plans in The Netherlands and United Kingdom include the following components for the years ended March 31, 2007 and 2006:

	2007	2006

Gross service cost, net of employee contribution	$185,494	$170,319
Interest cost	124,605	99,773
Management cost	24,375	23,112
Expected return on assets	(71,557)	(57,730)
Curtailment gain	(205,441)	—
Amortization	42,691	34,698

Net periodic retirement cost	$100,167	$270,172

Major assumptions used in the above calculations include:

	2007	2006

Discount rate	4.90 - 5.30%	4.25 - 5.00%
Expected return on assets	4.90 - 5.00%	4.00 - 5.00%
Expected rate of increase in future compensation:
general	3%	3%
individual	0% - 3%	0% - 3%

6.	Income Taxes

The components of income tax expense (benefit) for the years ended March 31, 2007 and 2006, consist of the following:

	2007	2006

Income tax provision:
Current:
U.S. and state	$—	$—
Foreign	122,811	(36,744)
Deferred:
U.S. and state	—	—
Foreign	23,525	(10,129)

Total income tax expense (benefit)	$146,336	$(46,873)

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective tax expense (benefit) differs from statutory federal income tax expense (benefit) for the year ended March 31, 2007 and 2006 as follows:

	2007	2006

Statutory federal income tax benefit	$(1,643,365)	$(1,560,459)
Foreign tax	(57,766)	26,822
Valuation allowance increase	1,363,043	1,437,790
Other	484,424	48,974

	$146,336	$(46,873)

Deferred taxes as of March 31, 2007 and 2006 consist of the following:

	2007	2006

Deferred tax assets:
Pension liability	$106,828	$93,368
Stock option	246,959	—
Other reserves and accruals	105,209	39,201
Deferred profit on intercompany sales	202,590	99,350
Net operating loss carryforwards	6,515,226	5,599,391

	7,176,812	5,831,310
Less valuation allowance	(7,082,993)	(5,719,949)

	$93,819	$111,361

At March 31, 2007, the Company had U.S. net operating loss carryforwards (NOL) of approximately $18 million for U.S. income tax purposes, which expire in 2014 through 2025, and NOLs in the U.K. of $199,000, which the Company can carry forward indefinitely. U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. In addition, future utilization of NOL carryforwards are subject to certain limitations under Section 382 of the Internal Revenue Code. This section generally relates to a 50 percent change in ownership of a company over a three-year period. The Company believes that the issuance of its common stock in the December 2006 follow-on public offering resulted in an “ownership change” under Section 382. Accordingly, the Company’s ability to use NOL tax attributes generated prior to December 2006 may be limited.

The Company provides for a valuation allowance when it is more likely than not that the Company will not realize a portion of the deferred tax assets. The Company has established a valuation allowance for U.S. and certain foreign deferred tax assets due to the uncertainty that enough income will be generated in those taxing jurisdictions to utilize the assets. Therefore, the Company has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The deferred tax asset increased by $1,346,000 and $1,447,000, respectively in fiscal 2007 and 2006. The related valuation allowance increased by $1,363,000 and $1,438,000, respectively, in fiscal 2007 and 2006.

The Company has not provided for U.S. deferred income taxes at March 31, 2007 for the undistributed earnings from non-U.S. subsidiaries. Those earnings are considered to be permanently reinvested in accordance with Accounting Principles Board (APB) Opinion 23 and will not be remitted to the U.S.

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Business Segment Information

The Company is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. The Company offers minimally invasive products to treat urinary incontinence and overactive bladder symptoms, as well as products to treat fecal incontinence. The Company markets its soft tissue bulking material for additional indications, including the treatment of vocal cord rehabilitation and soft tissue facial augmentation. In addition, the Company is a distributor of specialized wound care products in The Netherlands and United Kingdom. The Company sells its products in and outside of the United States. The Company recently expanded its sales, marketing and reimbursement organizations in the U.S.

Based upon the above, the Company operates in only one reportable segment consisting of medical products, primarily for the voiding dysfunctions’ market served by urologists, urogynecologists, gynecologists and colorectal surgeons.

Information regarding operations in different geographies for the years ended March 31, 2007 and 2006 is as follows:

	United	The	United
	States	Netherlands	Kingdom	Eliminations*	Consolidated

Fiscal 2007
Sales to customers	$2,910,941	$5,933,773	$2,089,537	$(2,623,250)	$8,311,001
Income tax expense (benefit)	—	146,336	—	—	146,336
Net income (loss)	(5,161,613)	362,639	105,027	(282,943)	(4,976,890)
Long-lived assets at March 31, 2007	986,875	745,269	7,698	—	1,739,842
Fiscal 2006
Sales to customers	$871,151	$4,830,203	$1,711,585	$(1,270,327)	$6,142,612
Income tax benefit	—	(46,873)	—	—	(46,873)
Net income (loss)	(4,572,337)	(99,012)	(107,828)	236,464	(4,542,713)
Long-lived assets at March 31, 2006	767,984	717,692	5,366	—	1,491,042

*	Represents intercompany transactions.

8.	Corporate Liquidity

The Company’s future liquidity and capital requirements will depend on numerous factors including: the timing and cost involved in manufacturing scale-up and in expanding the sales, marketing and distribution capabilities in the United States markets; the cost and effectiveness of the marketing and sales efforts with respect to existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting proprietary rights. The Company believes it has sufficient cash on hand and access to existing credit facilities to

UROPLASTY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

meet its projected fiscal 2008 needs. However, because the Company has not yet achieved profitability and does generate positive cash flows, it will need to raise additional financing to support its operations and planned growth activities beyond fiscal 2008.

9.	Subsequent Events

In April 2007, the Company acquired from CystoMedix, Inc., certain intellectual property assets related to the Urgent PC neurostimulation system. In consideration, the Company issued CystoMedix 1,417,144 shares of common stock valued at approximately $4.7 million. The shares issued to CystoMedix will become eligible for public resale beginning in April 2008. With the closing of the April 2007 transaction, the April 2005 exclusive manufacturing and distribution agreement terminated, pursuant to which CystoMedix granted the Company the right to manufacture and sell the Urgent PC system in the United States and certain European countries.

In May 2007, the Company entered into an amended business loan agreement with Venture Bank. The agreement, expiring in May 2008, provides for a credit line of up to $1 million secured by the assets of the Company. The Company may borrow up to 50% (to a maximum of $500,000) of the value of the eligible inventory on hand in the U.S. and 80% of the eligible U.S. accounts receivable value. To borrow any amount, the Company must maintain consolidated net equity of at least equal to $3.5 million, as well as maintain other financial covenants on a quarterly basis. The bank charges interest on the loan at a per annum rate of the greater of 7.5% or one percentage point over the prime rate.

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2007	2007
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$3,309,747	$3,763,702
Short-term investments	2,400,000	3,000,000
Accounts receivable, net	1,796,574	1,240,141
Income tax receivable	19,356	113,304
Inventories	883,619	823,601
Other	310,272	272,035

Total current assets	8,719,568	9,212,783
Property, plant, and equipment, net	1,510,722	1,431,749
Intangible assets, net	4,633,676	308,093
Deferred tax assets	97,838	93,819

Total assets	$14,961,804	$11,046,444

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities — long-term debt	$115,847	$78,431
Deferred rent — current	35,000	35,000
Accounts payable	744,433	544,507
Accrued liabilities	1,294,330	1,347,670

Total current liabilities	2,189,610	2,005,608
Long-term debt — less current maturities	413,064	427,382
Deferred rent — less current portion	197,680	214,381
Accrued pension liability	318,564	596,026

Total liabilities	3,118,918	3,243,397

Shareholders’ equity:
Common stock $.01 par value; 40,000,000 shares authorized, 13,450,140 and 11,614,330 shares issued and outstanding at September 30 and March 31, 2007, respectively	134,501	116,143
Additional paid-in capital	30,076,261	23,996,818
Accumulated deficit	(18,236,317)	(16,010,990)
Accumulated other comprehensive loss	(131,559)	(298,924)

Total shareholders’ equity	11,842,886	7,803,047

Total liabilities and shareholders’ equity	$14,961,804	$11,046,444

See accompanying notes to the condensed consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Unaudited)

Net sales	$3,039,543	$1,760,771	$5,988,217	$3,524,980
Cost of goods sold	669,041	452,857	1,263,253	1,008,372

Gross profit	2,370,502	1,307,914	4,724,964	2,516,608

Operating expenses
General and administrative	1,147,432	800,715	1,955,806	1,658,287
Research and development	426,997	658,409	933,122	1,333,363
Selling and marketing	1,974,583	1,303,696	3,607,372	2,536,283
Amortization of intangibles	206,482	26,575	423,003	53,112

	3,755,494	2,789,395	6,919,303	5,581,045

Operating loss	(1,384,992)	(1,481,481)	(2,194,339)	(3,064,437)

Other income (expense)
Interest income	65,239	18,308	141,622	37,815
Interest expense	(9,279)	(10,483)	(20,644)	(16,465)
Warrant expense	—	(700,412)	—	(372,680)
Foreign currency exchange gain (loss)	(13,877)	3,553	(15,906)	29,964
Other, net	—	(1,216)	1,880	3,585

	42,083	(690,250)	106,952	(317,781)

Loss before income taxes	(1,342,909)	(2,171,731)	(2,087,387)	(3,382,218)
Income tax expense (benefit)	41,783	(12,841)	137,940	17,911

Net loss	$(1,384,692)	$(2,158,890)	$(2,225,327)	$(3,400,129)

Basic and diluted loss per common share	$(0.10)	$(0.28)	$(0.17)	$(0.46)
Weighted average common shares outstanding:
Basic and diluted	13,342,284	7,784,118	13,162,862	7,376,900

See accompanying notes to the condensed consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE LOSS
Six months ended September 30, 2007

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Capital	Deficit	Loss	Equity
	(Unaudited)

Balance (deficit) at March 31, 2007	11,614,330	$116,143	$23,996,818	$(16,010,990)	$(298,924)	$7,803,047
Issuance of common stock in connection with the purchase of intellectual property	1,417,144	14,171	4,644,690	—	—	4,658,861
Registration costs private placement	—	—	(17,000)	—	—	(17,000)
Proceeds from exercise of warrants	50,000	500	149,500	—	—	150,000
Proceeds from exercise of stock options	368,666	3,687	631,611	—	—	635,298
Share-Based Consulting and Compensation	—	—	670,642	—	—	670,642
Comprehensive Loss	—	—	—	(2,225,327)	167,365	(2,057,962)

Balance(deficit) at September 30, 2007	13,450,140	$134,501	$30,076,261	$(18,236,317)	$(131,559)	$11,842,886

See accompanying notes to the condensed consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended September 30, 2007 and 2006

	Six Months Ended
	September 30,
	2007	2006
	(Unaudited)

Cash flows from operating activities:
Net loss	$(2,225,327)	$(3,400,129)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	529,766	147,989
Gain on disposal of equipment	(2,771)	(3,584)
Warrant expense	—	372,680
Stock-based consulting expense	26,005	29,524
Stock-based compensation expense	644,637	447,652
Deferred income taxes	2,474	(42,976)
Deferred rent	(17,500)	(13,917)
Changes in operating assets and liabilities:
Accounts receivable	(498,578)	(368,428)
Inventories	(16,176)	(221,587)
Other current assets and income tax receivable	64,660	121,808
Accounts payable	190,508	216,037
Accrued liabilities	(80,460)	(86,062)
Accrued pension liability, net	(305,435)	142,780

Net cash used in operating activities	(1,688,197)	(2,658,213)

Cash flows from investing activities:
Proceeds from sale of short-term investments	1,800,000	1,137,647
Purchase of short-term investments	(1,200,000)	—
Purchases of property, plant and equipment	(135,984)	(126,740)
Proceeds from sale of equipment	4,417	4,294
Payments for intangible assets	(89,725)	—

Net cash provided by investing activities	378,708	1,015,201

Cash flows from financing activities:
Proceeds from financing obligations	178,374	210,999
Repayment of debt obligations	(184,458)	(104,656)
Net proceeds from issuance of common stock, warrants and option exercise	768,298	1,967,023

Net cash provided by financing activities	762,214	2,073,366

Effect of exchange rates on cash and cash equivalents	93,320	(10,484)

Net increase (decrease) in cash and cash equivalents	(453,955)	419,870
Cash and cash equivalents at beginning of period	3,763,702	1,563,433

Cash and cash equivalents at end of period	$3,309,747	$1,983,303

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$17,024	$14,615
Cash paid during the period for income taxes	38,923	58,335
Supplemental disclosure of non-cash financing and investing activities:
Employee retirement savings plan contribution issued in common shares	$—	$44,385
Property, plant and equipment additions funded by lessor allowance and classified as deferred rent	—	280,000
Purchase of intellectual property funded by issuance of stock	$4,658,861	—

See accompanying notes to the condensed consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements
(Unaudited)

1.	Basis of Presentation

We have prepared our condensed consolidated financial statements included in this prospectus, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, pursuant to such rules and regulations. The consolidated results of operations for any interim period are not necessarily indicative of results for a full year. These condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and related notes for the year ended March 31, 2007 included elsewhere in this prospectus.

The condensed consolidated financial statements presented herein as of September 30, 2007 and for the three and six-month periods ended September 30, 2007 and 2006 reflect, in the opinion of management, all material adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods.

We have identified certain accounting policies that we consider particularly important for the portrayal of our results of operations and financial position and which may require the application of a higher level of judgment by our management, and as a result are subject to an inherent level of uncertainty. These are characterized as “critical accounting policies” and address revenue recognition, accounts receivable, inventories, foreign currency translation and transactions, impairment of long-lived assets, share-based compensation, defined benefit pension plans and income taxes, each of which is more fully described elsewhere in this prospectus. Based upon our review, we have determined that these policies remain our most critical accounting policies for the three and six-month periods ended September 30, 2007, and we have made no changes to these policies during fiscal 2008.

2.	Nature of Business, Sales of Common Stock and Corporate Liquidity

Overview

We are a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions. Our primary focus is the commercialization of our Urgent® PC system, which we believe is the only FDA-approved non-surgical neurostimulation therapy for the treatment of overactive bladder symptoms (OAB). We also offer Macroplastique® Implants, a bulking agent for the treatment of urinary incontinence. We believe that physicians prefer our products because they offer an effective therapy for the patient, can be administered in office-based settings and, with reimbursement in place, provide the physicians a new profitable recurring revenue stream. We believe that patients prefer our products because they are non-surgical treatment alternatives that do not have the side effects associated with pharmaceutical treatment options.

Strategy

Our goal is to become the leading provider of non-surgical neurostimulation solutions for patients who suffer from OAB symptoms. We also plan to market other innovative products to physicians focused on office-based procedures for the treatment of urinary incontinence. We believe that, with our Urgent PC and Macroplastique products, we will increasingly garner the attention of key physicians, independent sales representatives and distributors to grow revenue. The key elements of our strategy are to:

•	educate physicians about the benefits of our Urgent PC neurostimulation system;

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

•	build patient awareness of office-based solutions;

•	focus on office-based solutions for physicians;

•	increase market coverage in the United States and internationally; and

•	develop, license or acquire new products.

Our Products

The Urgent PC neurostimulation system is a minimally invasive device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. The treatment can be administered by qualified office-based staff under the supervision of a physician. The system uses percutaneous tibial nerve stimulation to deliver an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. We have received regulatory approvals for sale of the Urgent PC system in the United States, Canada and Europe. We launched sales of our second generation Urgent PC system in late 2006.

Macroplastique is a minimally invasive, implantable soft tissue bulking product for the treatment of urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique has been sold for urological indications in over 40 countries outside the United States since 1991. In October 2006, we received from the FDA pre-market approval for the use of Macroplastique to treat female stress urinary incontinence. We began marketing this product in the United States in early 2007.

Sales and Marketing

We are focusing our sales and marketing efforts primarily on urologists, urogynecologists and gynecologists with significant office-based and outpatient surgery-based patient volume. We believe the United States is a significant opportunity for future sales of our products. In order to grow our United States business, we have expanded our sales organization, consisting of direct field sales and independent sales representatives, marketing organization and reimbursement department to market our products directly to our customers. By expanding our United Sates presence, we intend to develop long-standing relationships with leading physicians treating overactive bladder symptoms and incontinence.

Sales of Common Stock and Corporate Liquidity

Our future liquidity and capital requirements will depend on numerous factors including: acceptance of our products, and the timing and cost involved in manufacturing scale-up and in expanding our sales, marketing and distribution capabilities, in the United States markets; the cost and effectiveness of our marketing and sales efforts with respect to our existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting our proprietary rights. Because we have yet to achieve profitability and generate positive cash flows, we will need to raise additional debt or equity financing to meet our liquidity needs for beyond fiscal 2008 for product development, continued expansion of our sales and marketing activities and for working capital.

In October 2007 we retained Craig-Hallum Capital Group and Noble International Investments, Inc. to act as underwriters in connection with our proposed public offering of $10.0 million (exclusive of over-allotment option) of our common stock (see Note 16 to these Condensed Consolidated Financial

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

Statements). There can be no guarantee that we will be successful, as we currently have no committed sources of, or other arrangements with respect to, additional equity or debt financing. We therefore cannot ensure that we will obtain additional financing on acceptable terms, or at all. Ultimately, we will need to achieve profitability and generate positive cash flow from operations to fund our operations and grow our business.

3.	Short-term Investments

At September 30, 2007, short-term investments consisted of $2,400,000 of certificates of deposit maturing in the third quarter of fiscal 2008.

4.	Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value) and consist of the following:

	September 30,	March 31,
	2007	2007

Raw materials	$311,033	$254,988
Work-in-process	24,414	20,773
Finished goods	548,172	547,840

	$883,619	$823,601

5.	Intangible Assets

Intangible assets are comprised of patents, trademarks and licensed technology which are amortized on a straight-line basis over their estimated useful lives or contractual terms, whichever is less. In April 2007, we acquired from CystoMedix, Inc. certain intellectual property assets related to the Urgent PC system, which was previously licensed to us. In consideration, we issued CystoMedix 1,417,144 shares of our common stock. We have capitalized $4.7 million of the acquisition costs as patents and inventions.

The following is a summary of intangible assets at September 30, 2007 and March 31, 2007:

		September 30, 2007
	Estimated	Gross
	Useful Lives	Carrying	Accumulated
	(Years)	Amount	Amortization	Net value

Licensed technology	5	$26,290	$26,290	$—
Patents and inventions	6	5,461,486	827,810	4,633,676

Totals		$5,487,776	$854,100	$4,633,676

		March 31, 2007

Licensed technology	5	$26,290	$26,290	$—
Patents and inventions	6	712,900	404,807	308,093

Totals		$739,190	$431,097	$308,093

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

Estimated annual amortization for these assets for the fiscal years ended March 31 is as follows:

Remainder of fiscal 2008	$423,003
2009	845,903
2010	843,619
2011	840,651
2012	840,250
Thereafter	840,250

$4,633,676

6.	Deferred Rent and Leasehold Improvements

We entered into an 8-year operating lease agreement, effective May 2006, for our corporate facility. As part of the agreement, the landlord provided an incentive of $280,000 for leasehold improvements. We recorded this incentive as deferred rent and are amortizing it as a reduction in lease expense over the lease term in accordance to SFAS 13, “Accounting for Leases” and FASB Technical Bulletin 88-1, “Issues Relating to Accounting for Leases.” We are amortizing the leasehold improvements over the shorter of the asset life or the lease term.

7.	Comprehensive Loss

Comprehensive loss consists of net loss, translation adjustments and additional pension liability as follows:

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Net loss	$(1,384,692)	$(2,158,890)	$(2,225,327)	$(3,400,129)
Items of other comprehensive income (loss):
Translation adjustment	156,903	(18,492)	179,030	78,097
Pension related	(8,365)	(416)	(11,665)	(11,819)

Comprehensive loss	$(1,236,154)	$(2,177,798)	$(2,057,962)	$(3,333,851)

8.	Net Loss per Common Share

The following options and warrants outstanding at September 30, 2007 and 2006, to purchase shares of common stock, were excluded from diluted loss per common share because of their anti-dilutive effect:

	Number of Options/	Range of Exercise
	Warrants	Prices

For the six months ended:
September 30, 2007	4,119,578	$1.82 to $5.30
September 30, 2006	4,967,380	$0.90 to $5.30

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

9.	Warrants

As of September 30, 2007, we had issued and outstanding warrants to purchase an aggregate of 2,166,478 common shares, at a weighted average exercise price of $3.81.

In connection with our private equity offerings in April 2005 and August 2006 and our December 2006 follow-on public offering, we issued five-year warrants to purchase 1,180,928, 764,500 and 121,050 common shares, respectively, at exercise prices of $4.75, $2.50 and $2.40 per share, respectively.

As part of a consulting agreement, we have outstanding five-year warrants, issued in November 2003 to CCRI Corporation, to purchase 50,000 shares of common stock at a per share price of $5.00.

Proceeds from the exercise of warrants were $150,000 for the six months ended September 30, 2007.

10.	Share-based Compensation

As of December 31, 2006, we had one active plan (2006 Stock and Incentive Plan) for share-based compensation grants. Under the plan, if we have a change in control, all outstanding grants, including those subject to vesting or other performance targets, fully vest immediately. Under this plan, we had reserved 1,200,000 shares of our common stock for stock-based grants, and as of September 30, 2007, we had remaining 559,500 shares available for grant. We generally grant option awards with an exercise price equal to the closing market price of our stock at the date of the grant.

We account for share-based compensation costs under Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment — Revised 2004.” We incurred a total of approximately $645,000 and $448,000 in compensation expense for the six months ended September 30, 2007 and 2006, respectively.

Proceeds from the exercise of stock options were $635,000 for the six months ended September 30, 2007.

We determined the fair value of our option awards using the Black-Scholes option pricing model. We used the following weighted-average assumptions to value the options granted during the six months ended September 30:

	Six Months Ended	Six Months Ended
	September 30,	September 30,
	2007	2006

Expected life in years	4.03	7.88
Risk-free interest rate	4.61%	4.98%
Expected volatility.	91.47%	100.26%
Expected dividend yield	0	0
Weighted-average fair value	2.85	1.96

The expected life selected for options granted during the quarter represents the period of time that we expect our options to be outstanding based on historical data of option holder exercise and termination behavior for similar grants. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury rate over the expected life at the time of grant. Expected volatilities are based upon historical volatility of our stock. We estimate a forfeiture rate for stock awards of up to 10.9% in 2008 based on the historical employee turnover rates. The expected life of the options is based on the historical life of previously granted options, which are generally held to maturity.

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

As of September 30, 2007, we had approximately $816,000 of unrecognized compensation cost related to share-based payments that we expect to recognize over a weighted-average period of 1.56 years.

The following table summarizes the activity related to our stock options during the six months ended September 30, 2007:

			Weighted Avg.
		Weighted	Remaining	Aggregate
	Number of	Avg. Exercise	Contractual	Intrinsic
	Shares	Price	Life (Years)	Value

Options outstanding at beginning of period	2,169,866	$3.62	4.93
Options granted	282,500	4.24	4.28
Options exercised	(368,666)	1.72	—
Options surrendered	(80,600)	4.68	—

Options outstanding at end of period	2,003,100	4.00	5.36	$1,394,825

Exercisable at end of period	1,556,597	4.26	5.29	873,907

11.	Savings and Retirement Plans

We sponsor various plans for eligible employees in the United States, the United Kingdom (UK), and The Netherlands. Our retirement savings plan in the United States conforms to Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. We made no discretionary contributions in association with these plans in the United States for the three- and six-month periods ended September 30, 2007. For the six months ended September 30, 2006, we made a contribution of $44,408 in the form of our fully vested common stock.

Our international subsidiaries have defined benefit retirement plans for eligible employees. These plans provide benefits based on the employee’s years of service and compensation during the years immediately preceding retirement, termination, disability, or death, as defined in the plans. We froze the UK subsidiary’s defined benefit plan on December 31, 2004 and established a defined contribution plan on March 10, 2005. Effective April 1, 2005, we closed The Netherlands subsidiary’s defined benefit retirement plan for new participants and established a defined contribution plan for new employees.

The cost for our defined benefit retirement plans in The Netherlands and the United Kingdom includes the following components for the three and six-months ended September 30, 2007 and 2006:

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Gross service cost	$21,670	$51,303	$42,927	$101,845
Interest cost	22,910	30,941	45,395	61,354
Expected return on assets	(16,891)	(17,764)	(33,469)	(35,208)
Amortization	1,619	10,604	3,209	21,035

Net periodic retirement cost	$29,308	$75,084	$58,062	$149,026

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

Major assumptions used in the above calculations include:

	Six Months
	Ended
	September 30,
	2007	2006

Discount rate	4.90 - 5.30%	4.25 - 5.50%
Expected return on assets	4.90 - 5.00%	4.00 - 5.00%
Expected rate of increase in future compensation:
General	3%	3%
Individual	0% - 3%	0% - 3%

12.	Foreign Currency Translation

We translate all assets and liabilities using period-end exchange rates. We translate statements of operations items using average exchange rates for the period. We record the resulting translation adjustment within accumulated other comprehensive loss, a separate component of shareholders’ equity. We recognize foreign currency transaction gains and losses in our consolidated statements of operations, including unrealized gains and losses on short-term intercompany obligations using period-end exchange rates. We recognize unrealized gains and losses on long-term intercompany obligations within accumulated other comprehensive loss, a separate component of shareholders’ equity.

We recognize exchange gains and losses primarily as a result of fluctuations in currency rates between the U.S. dollar (the functional reporting currency) and the Euro and British pound (currencies of our subsidiaries), as well as their effect on the dollar denominated intercompany obligations between us and our foreign subsidiaries. All intercompany balances are revolving in nature and we do not deem them to be long-term balances. For the three months ended September 30, 2007 and 2006, we recognized foreign currency gain (loss) of $(13,877) and $3,553, respectively. For the six months ended September 30, 2007 and 2006, we recognized foreign currency gain (loss) of $(15,906) and $29,964, respectively.

13.	Income Tax Expense

During the three months ended September 30, 2007 and 2006, our Dutch subsidiaries recorded income tax expense (benefit) of $41,783 and $(12,841), respectively. During the six months ended September 30, 2007 and 2006, our Dutch subsidiaries recorded income tax expense of $137,640 and $17,911, respectively. During the three and six months ended September 30, 2007 and 2006, our U.S. organization recorded income tax expense of $300 and $0, respectively. We cannot use our U.S. net operating loss carry forwards to offset taxable income in foreign jurisdictions. Effective January 1, 2007, the maximum Dutch income tax rate is 25.5% for taxable income in excess of €60,000.

Effective April 1, 2007, we adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109,” which prescribes a recognition threshold and a measurement attribute for financial statement recognition of tax positions taken or expected to be taken in a tax return. It is management’s responsibility to determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. At adoption on April 1, 2007, we had no unrecognized tax benefits which needed adjustment. We reviewed all income tax positions taken or that we expect to be taken for all open tax years and determined that our income tax positions are appropriately stated and supported for all open years and that the adoption of FIN 48 did not have a material effect on our consolidated financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

We would recognize interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable tax settlements within income tax expense. At the adoption date of April 1, 2007, we recognized no interest or penalties related to uncertain tax positions. As of September 30, 2007, we recorded no accrued interest or penalties related to uncertain tax positions.

The fiscal tax years 2004 through 2007 remain open to examination by the Internal Revenue Service and various state taxing jurisdictions to which we are subject. In addition, we are subject to examination by certain foreign taxing authorities for which the fiscal years 2005 through 2007 remain open for examination.

We expect no significant change in the amount of unrecognized tax benefit, accrued interest or penalties within the next 12 months.

14.	Business Segment and Geographic Information

We are a medical device company that develops, manufactures and markets innovative proprietary products for the treatment of voiding dysfunctions. Our primary focus is the commercialization of our Urgent PC system, which we believe is the only FDA-approved non-surgical neurostimulation therapy for the treatment of overactive bladder symptoms (OAB). We also offer Macroplastique, a bulking agent for the treatment of urinary incontinence.

Based upon the above, we operate in only one reportable segment consisting of medical products, primarily for the voiding dysfunctions’ market served primarily by urologists, urogynecologists and gynecologists.

Information regarding operations in different geographies for the three months ended September 30, 2007 and 2006 is as follows:

	United	The	United
	States	Netherlands	Kingdom	Eliminations*	Consolidated

Fiscal 2008
Sales, three months ended September 30, 2007	$1,853,602	$1,481,376	$648,259	$(943,694)	$3,039,543
Income tax expense, three months ended September 30, 2007	—	41,783	—	—	41,783
Net income (loss), three months ended September 30, 2007	(1,288,669)	95,462	(90,404)	(101,081)	(1,384,692)
Long-lived assets At September 30, 2007	5,368,247	770,228	5,923	—	6,144,398
Fiscal 2007
Sales, three months ended September 30, 2006	$707,733	$1,252,452	$423,270	$(622,684)	$1,760,771
Income tax benefit, three months ended September 30, 2006	—	(12,841)	—	—	(12,841)
Net income (loss), three months ended September 30, 2006	(2,007,429)	1,283	(41,669)	(111,075)	(2,158,890)
Long-lived assets At September 30, 2006	1,047,566	730,261	5,766	—	1,783,593

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

Information regarding operations in different geographies for the six months ended September 30, 2007 and 2006 is as follows:

	United	The	United
	States	Netherlands	Kingdom	Eliminations *	Consolidated

Fiscal 2008
Sales, six months ended September 30, 2007	$3,204,395	$3,218,154	$1,163,912	$(1,598,244)	$5,988,217
Income tax expense, six months ended September 30, 2007	300	137,640	—	—	137,940
Net income (loss), six months ended September 30, 2007	(2,486,013)	385,828	(153,139)	27,997	(2,225,327)
Fiscal 2007
Sales, six months ended September 30, 2006	$1,006,033	$2,415,581	$952,707	$(849,341)	$3,524,980
Income tax expense, six months ended September 30, 2006	—	17,911	—	—	17,911
Net income (loss), six months ended September 30, 2006	(3,355,374)	109,210	(99,344)	(54,621)	(3,400,129)

*	The information in the column entitled “Eliminations” represents intercompany transactions.

15.	Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 157 but do not believe the adoption will have a significant impact on our financial position and results of operations.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Under SFAS No. 159, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex hedge accounting provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” are not met. SFAS No. 159 is effective for years beginning after November 15, 2007. If we adopt this standard, we do not expect it to have a material effect on our financial statements.

UROPLASTY, INC. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements — (Continued)
(Unaudited)

16.	Subsequent Events

In October 2007, we retained Craig-Hallum Capital Group and Noble International Investments, Inc. to act as our underwriters in connection with a proposed public offering of $10.0 million (exclusive of an over-allotment option) of our common stock. The underwriters propose to purchase this dollar amount of securities from us in this offering, but do not intend to bind themselves to this commitment until they receive adequate indications of interest to purchase the securities offered. We have filed a registration statement with the SEC for the proposed public offering. As of the date hereof, the SEC has not declared the registration statement effective. There is no assurance that we will complete the proposed public offering.

In October 2007, we exited our manufacturing facility in Eindhoven, The Netherlands upon receiving FDA approval to manufacture Macroplastique at our facility in the U.S. for our U.S. market. In the quarter ending December 31, 2007, we expect to incur a charge of approximately $120,000, primarily related to the cost of terminating the lease for the Eindhoven facility.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. Our Bylaws provide that we shall indemnify officers and directors to the extent permitted by Section 302A.521.

ITEM 25.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the registration of the common stock hereunder, excluding underwriting commissions. All amounts are estimated, except for the SEC registration fee.

Item	Amount

SEC registration fee	$392
Accountants’ fees and expenses	20,000
Legal fees and expenses	120,000
Printing expenses	30,000
FINRA and AMEX Fees	46,650
Blue sky fees and expenses	3,000
Transfer Agent and Registrar fees and expenses	1,000
Miscellaneous	3,958

Total	225,000

ITEM 26.	RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of our securities sold within the past three years without registration under the Securities Act:

(1) In April 2007, the Company acquired from CystoMedix, Inc. certain intellectual property assets. In consideration, the Company issued 1,417,144 shares of common stock to CystoMedix.

(2) In August 2006, we issued and sold an aggregate of 1,389,999 shares of common stock, as well as five-year warrants exercisable at $2.50 per share to purchase 764,500 shares of common stock, for an aggregate consideration of approximately $2.1 million. The securities were sold pursuant to a securities purchase agreement dated August 7, 2006.

(3) In April 2005, we granted new warrants to purchase a total of 706,218 shares of common stock to holders of unexercised warrants that expired in July 2004. The new warrants are exercisable at $2.00 per share.

(4) In April 2005, we issued and sold an aggregate of 2,147,142 shares of common stock, as well as five-year warrants exercisable at $4.75 per share to purchase 1,180,928 shares of common stock, for an aggregate consideration of approximately $7.5 million. The securities were sold pursuant to a securities purchase agreement dated April 21, 2005.

There were no underwriters employed in connection with any of the transactions set forth in this Item 26. With respect to items (1), (2) and (4), each of the stock issuances was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipients of securities represented that they were accredited investors and that their intentions were to acquire the securities for investment only and not with a view to or for distributing or reselling such securities, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access to such information. The sales of these securities were made without general solicitation or advertising.

With respect to item (3), the grant of the new warrants did not involve a “sale” because we issued the new warrants at no charge and received no form of consideration from holders of the unexercised, expired warrants in exchange for the new warrants.

ITEM 27.	EXHIBITS

Number		Description

1	.1*	Form of Underwriting Agreement
2.1		First Amended Joint Plan of Reorganization (Modified) dated January 31, 1994 (Incorporated by reference to Exhibit 8.2 to Registrant’s Registration Statement on Form 10SB)
3	.1*	Restated Articles of Incorporation of Uroplasty, Inc., as amended to date
3.2		Bylaws of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.2 to Registrant’s Registration Statement on Form 10SB)
4.1		Form of Stock Certificate representing shares of our Common Stock (Incorporated by reference to Exhibit 3.1 to Registrant’s Registration Statement on Form 10SB)
4.2		Form of Warrant (Incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form SB-2, Registration No. 333-128313)
	5**	Legal Opinion of Messerli & Kramer P.A.
10.1		Settlement Agreement and Release dated November 30, 1993 by and between Bioplasty, Inc., Bio-Manufacturing, Inc., Uroplasty, Inc., Arthur A. Beisang, Arthur A. Beisang III, MD and Robert A. Ersek, MD (Incorporated by reference to Exhibit 6.1 to Registrant’s Registration Statement on Form 10SB)
10.2		Purchase and Sale Agreement dated December 1, 1995 by and among Bio-Vascular, Inc., Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.2 to Registrant’s Registration Statement on Form 10SB)
10.3		License Agreement dated December 1, 1995 by and between Bio-Vascular, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.3 to Registrant’s Registration Statement on Form 10SB)
10.4		Unsecured $640,000 Promissory Note dated March 30, 1994 by and between Bioplasty, Inc., Uroplasty, Inc. and Bioplasty Product Claimants’ Trust (Incorporated by reference to Exhibit 6.5 to Registrant’s Registration Statement on Form 10SB)
10.5		Agreement and Satisfaction dated January 30, 1995 by and between Bioplasty Product Claimants’ Trust and Bioplasty, Inc. (Incorporated by reference to Exhibit 6.6 to Registrant’s Registration Statement on Form 10SB)

Number	Description

10.6	Asset Sale and Satisfaction of Debt Agreement dated June 23, 1995 by and between Bioplasty, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.7 to Registrant’s Registration Statement on Form 10SB)
10.7	Executory Contract Assumption Stipulation dated December 28, 1993 by and between Bioplasty, Inc., Uroplasty, Inc., and Collagen Corporation (Incorporated by reference to Exhibit 6.8 to Registrant’s Registration Statement on Form 10SB)
10.8	Settlement and License Agreement dated July 23, 1992 by and between Collagen Corporation, Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.9 to Registrant’s Registration Statement on Form 10SB)
10.9	Employment Agreement between Uroplasty, Inc. and Susan Holman dated December 7, 1999. (Incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)
10.10	Employment Agreement between Uroplasty, Inc. and Larry Heinemann dated December 7, 1999. (Incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)
10.11	Agreement, dated October 14, 1998, by and between Uroplasty, Inc. and Samir M. Henalla (pertaining to Macroplastique Implantation System). (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB/A for the year ended 03-31-2001)
10.12	Employment Agreement between Uroplasty, Inc. and Mr. Marc Herregraven dated November 15, 2002. (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB for the year ended 03-31-2003)
10.13	Consulting Agreement between Uroplasty, Inc. and CCRI Corporation dated April 1, 2003. (Incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-KSB for the year ended 03-31-2003)
10.14	Employment Agreement between Uroplasty, Inc. and Sam B. Humphries dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-QSB for the period ended December 31, 2004)
10.15	Employment and Consulting Agreement between Uroplasty, Inc. and Daniel G. Holman dated January 1, 2005 (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-QSB for the period ended December 31, 2004)
10.16	Form of Securities Purchase Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.20 to Registrant’s Form 8-K dated April 21, 2005)
10.17	Form of Warrant (Incorporated by reference to Exhibit 10.21 to Registrant’s Form 8-K dated April 21, 2005)
10.18	Form of Registration Rights Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.22 to Registrant’s From 8-K dated April 21, 2005)
10.19	Employment Agreement between Uroplasty, Inc. and Mahedi A. Jiwani dated November 14, 2005 (Incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-QSB for the period ended September 30, 2005)
10.20	Lease Agreement between Uroplasty, Inc. and Liberty Property Limited Partnership dated January 20, 2006 (Incorporated by reference to Exhibit 10.25 to Registrant’s Form 8-K dated January 24, 2006)
10.21	Form of Distribution Agreement between Uroplasty, Inc. and CL Medical SARL, dated February 15, 2006 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form SB-2/A dated February 21, 2006)

Number		Description

10.22		Letter Agreement between Daniel G. Holman and Uroplasty, Inc., amending terms of Employment Agreement dated January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Registrant’s Form 8-K dated March 27, 2006)
10.23		Letter Agreement between Sam B. Humphries and Uroplasty, Inc., dated April 26, 2006 (Incorporated by reference to Exhibit 10.28 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)
10.24		Letter Agreement between Uroplasty, Inc. and Daniel G. Holman dated April 26, 2006 (Incorporated by reference to Exhibit 10.29 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)
10.25		Employment Agreement between Uroplasty, Inc. and David B. Kaysen dated May 17, 2006 (Incorporated by reference to Exhibit 10.30 to Registrant’s Form 10-KSB for the fiscal year ended March 31, 2006)
10.26		Business Loan Agreement and related Promissory Note dated May 1, 2007 with Venture Bank (Incorporated by reference to Exhibit 10.37 to Registrant’s Form 8-K dated May 1, 2007)
10.27		Form of Securities Purchase Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.32 to Registrant’s Form 8-K dated August 8, 2006)
10.28		Form of Registration Rights Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.34 to Registrant’s Form 8-K dated August 8, 2006)
10.29		Form of Warrant dated August 7, 2006 (Incorporated by reference to Exhibit 10.33 to Registrant’s Form 8-K dated August 8, 2006)
10.30		Letter Agreement dated October 26, 2006 between Uroplasty, Inc. and Venture Bank (Incorporated by reference to Exhibit 10.34 to Registrant’s Form SB-2 filed October 27, 2006)
10.31		Form of Exclusive Distribution Agreement (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-KSB for the year ended March 31, 2007)
10.32		Form of Asset Purchase Agreement, dated as of March 15, 2007, between Uroplasty, Inc. and CystoMedix, Inc. (Incorporated by reference to Exhibit 10.36 to Registrant’s Form 8-K dated March 15, 2007)
21.1		List of Subsidiaries (Incorporated by reference to Exhibit 21 to Registrant’s Form 10-KSB for the year ended March 31, 2007)
23	.1*	Consent of McGladrey & Pullen, LLP
23	.3**	Consent of Messerli & Kramer P.A. (included in Exhibit 5)
24.1		Power of Attorney (included on signature page of Form SB-2 as initially filed)

*	Filed herewith

**	Previously filed

ITEM 28.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

For purposes of determining any liability under the Securities Act of 1933,

(i) treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1)or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(ii) treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on November 2, 2007.

UROPLASTY, INC.

By:	/s/ DAVID B. KAYSEN
David B. Kaysen
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title/Capacity	Date

/s/ DAVID B. KAYSEN David B. Kaysen	President, Chief Executive Officer and Director (Principal Executive Officer)	November 2, 2007

/s/ MAHEDI A. JIWANI Mahedi A. Jiwani	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	November 2, 2007

* R. Patrick Maxwell	Chairman of the Board of Directors	November 2, 2007

* Thomas E. Jamison	Director	November 2, 2007

* Lee A. Jones	Director	November 2, 2007

* James P. Stauner	Director	November 2, 2007

* Sven A. Wehrwein	Director	November 2, 2007

*By:	/s/ DAVID B. KAYSEN
David B. Kaysen, as Attorney-in-Fact

EXHIBIT INDEX

Number		Description

1.1	*	Form of Underwriting Agreement
2.1		First Amended Joint Plan of Reorganization (Modified) dated January 31, 1994 (Incorporated by reference to Exhibit 8.2 to Registrant’s Registration Statement on Form 10SB)
3.1	*	Restated Articles of Incorporation of Uroplasty, Inc., as amended to date
3.2		Bylaws of Uroplasty, Inc. (Incorporated by reference to Exhibit 2.2 to Registrant’s Registration Statement on Form 10SB)
4.1		Form of Stock Certificate representing shares of our Common Stock (Incorporated by reference to Exhibit 3.1 to Registrant’s Registration Statement on Form 10SB)
4.2		Form of Warrant (Incorporated by reference to Exhibit 4.2 to Registrant’s Registration Statement on Form SB-2, Registration No. 333-128313)
5	**	Legal Opinion of Messerli & Kramer P.A.
10.1		Settlement Agreement and Release dated November 30, 1993 by and between Bioplasty, Inc., Bio-Manufacturing, Inc., Uroplasty, Inc., Arthur A. Beisang, Arthur A. Beisang III, MD and Robert A. Ersek, MD (Incorporated by reference to Exhibit 6.1 to Registrant’s Registration Statement on Form 10SB)
10.2		Purchase and Sale Agreement dated December 1, 1995 by and among Bio-Vascular, Inc., Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.2 to Registrant’s Registration Statement on Form 10SB)
10.3		License Agreement dated December 1, 1995 by and between Bio-Vascular, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.3 to Registrant’s Registration Statement on Form 10SB)
10.4		Unsecured $640,000 Promissory Note dated March 30, 1994 by and between Bioplasty, Inc., Uroplasty, Inc. and Bioplasty Product Claimants’ Trust (Incorporated by reference to Exhibit 6.5 to Registrant’s Registration Statement on Form 10SB)
10.5		Agreement and Satisfaction dated January 30, 1995 by and between Bioplasty Product Claimants’ Trust and Bioplasty, Inc. (Incorporated by reference to Exhibit 6.6 to Registrant’s Registration Statement on Form 10SB)
10.6		Asset Sale and Satisfaction of Debt Agreement dated June 23, 1995 by and between Bioplasty, Inc. and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.7 to Registrant’s Registration Statement on Form 10SB)
10.7		Executory Contract Assumption Stipulation dated December 28, 1993 by and between Bioplasty, Inc., Uroplasty, Inc., and Collagen Corporation (Incorporated by reference to Exhibit 6.8 to Registrant’s Registration Statement on Form 10SB)
10.8		Settlement and License Agreement dated July 23, 1992 by and between Collagen Corporation, Bioplasty, Inc., and Uroplasty, Inc. (Incorporated by reference to Exhibit 6.9 to Registrant’s Registration Statement on Form 10SB)
10.9		Employment Agreement between Uroplasty, Inc. and Susan Holman dated December 7, 1999. (Incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)
10.10		Employment Agreement between Uroplasty, Inc. and Larry Heinemann dated December 7, 1999. (Incorporated by reference to Exhibit 10.14 to Registrant’s Form 10-KSB for the year ended 03-31-2000.)
10.11		Agreement, dated October 14, 1998, by and between Uroplasty, Inc. and Samir M. Henalla (pertaining to Macroplastique Implantation System). (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB/A for the year ended 03-31-2001)

Number	Description

10.12	Employment Agreement between Uroplasty, Inc. and Mr. Marc Herregraven dated November 15, 2002. (Incorporated by reference to Exhibit 10.15 to Registrant’s Form 10-KSB for the year ended 03-31-2003)
10.13	Consulting Agreement between Uroplasty, Inc. and CCRI Corporation dated April 1, 2003. (Incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-KSB for the year ended 03-31-2003)
10.14	Employment Agreement between Uroplasty, Inc. and Sam B. Humphries dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-QSB for the period ended December 31, 2004)
10.15	Employment and Consulting Agreement between Uroplasty, Inc. and Daniel G. Holman dated January 1, 2005 (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-QSB for the period ended December 31, 2004)
10.16	Form of Securities Purchase Agreement, dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.20 to Registrant’s Form 8-K dated April 21, 2005)
10.17	Form of Warrant (Incorporated by reference to Exhibit 10.21 to Registrant’s Form 8-K dated April 21, 2005)
10.18	Form of Registration Rights Agreement dated as of April 21, 2005, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.22 to Registrant’s Form 8-K dated April 21, 2005)
10.19	Employment Agreement between Uroplasty, Inc. and Mahedi A. Jiwani dated November 14, 2005 (Incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-QSB for the period ended September 30, 2005)
10.20	Lease Agreement between Uroplasty, Inc. and Liberty Property Limited Partnership dated January 20, 2006 (Incorporated by reference to Exhibit 10.25 to Registrant’s Form 8-K dated January 24, 2006)
10.21	Form of Distribution Agreement between Uroplasty, Inc. and CL Medical SARL, dated February 15, 2006 (Incorporated by reference to Exhibit 10.26 to Registrant’s Form SB-2/A dated February 21, 2006
10.22	Letter Agreement between Daniel G. Holman and Uroplasty, Inc., amending terms of Employment Agreement dated January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Registrant’s Form 8-K dated March 27, 2006)
10.23	Letter Agreement between Sam B. Humphries and Uroplasty, Inc., dated April 26, 2006 (Incorporated by reference to Exhibit 10.28 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)
10.24	Letter Agreement between Uroplasty, Inc. and David G. Holman dated April 26, 2006 (Incorporated by reference to Exhibit 10.29 to Registrant’s Amendment No. 1 to Form SB-2 dated April 27, 2006)
10.25	Employment Agreement between Uroplasty, Inc. and David B. Kaysen dated May 17, 2006 (Incorporated by reference to Exhibit 10.30 to Registrant’s Form 10-KSB for the fiscal year ended March 31, 2006)
10.26	Business Loan Agreement and related Promissory Note dated May 1, 2007 with Venture Bank (Incorporated by reference to Exhibit 10.37 to Registrant’s Form 8-K dated May 1, 2007)
10.27	Form of Securities Purchase Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors identified on the signature pages thereto (Incorporated by reference to Exhibit 10.32 to Registrant’s Form 8-K dated August 8, 2006)

Number		Description

10.28		Form of Registration Rights Agreement dated as of August 7, 2006, by and among Uroplasty, Inc., and the investors named therein (Incorporated by reference to Exhibit 10.34 to Registrant’s Form 8-K dated August 8, 2006)
10.29		Form of Warrant dated August 7, 2006 (Incorporated by reference to Exhibit 10.33 to Registrant’s Form 8-K dated August 8, 2006)
10.30		Letter Agreement dated October 26, 2006 between Uroplasty, Inc. and Venture Bank (Incorporated by reference to Exhibit 10.34 to Registrant’s Form SB-2 filed October 27, 2006)
10.31		Form of Exclusive Distribution Agreement (Incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-KSB for the year ended March 31, 2007)
10.32		Form of Asset Purchase Agreement, dated as of March 15, 2007, between Uroplasty, Inc. and CystoMedix, Inc. (Incorporated by reference to Exhibit 10.36 to Registrant’s Form 8-K dated March 15, 2007)
21.1		List of Subsidiaries (Incorporated by reference to Exhibit 21 to Registrant’s Form 10-KSB for the year ended March 31, 2007)
23	.1*	Consent of McGladrey & Pullen, LLP
23	.3**	Consent of Messerli & Kramer P.A. (included in Exhibit 5)
24.1		Power of Attorney (included on signature page of Form SB-2 as initially filed)

*	Filed herewith

**	Previously filed